OJSC "VolgaTelecom"
603000, Nizhny Novgorod city,
M.Gorky square, Post House
Phone: (7 8312) 33-20-47
Fax: (7 8312) 30-67-68
№ 25-01/9-206

05010053

Date: 27.05.2005 г.

SEC MAIL RECEIVED PROCESSING
JUL 27 2005
WASH, D.C. 213 SECTION

SUPPL

Security and Exchange Commission
Office of International Corporate Finance
Stop 3-2
450 Fifth Street, NW
Washington, DC 20549

Re: OJSC "VolgaTelecom", Exemption № 82-4642

Dear Sirs

In connection with the exemption of OJSC "VolgaTelecom", according to rule 12g3-2 (b), from requirements of the Law on securities and stock exchanges of 1934 on registration of reporting and according to the further requirements of rule 12g3-2 (b), we enclose the following documents:

1. notification to ADR holder on the annual general meeting of stockholders;
2. communication to a stockholder;
3. voting bulletins;
4. the Company's annual report for 2004;
5. the Company's annual accounting statement for 2004. Explanatory memo to accounting statement;
6. the Company's Auditing committee report;
7. the Company's auditor report;
8. the list of candidates to the Company's Board of directors;
9. the list of candidates to the Company's Auditing committee;
10. the data on the candidates, the information on availability or lack of written consent of the candidates to stand for the Company's bodies of management and control;
11. the information about the auditor;
12. recommendations of the Company's Board of directors on profit distribution;
13. the draft of changes and addenda to the Company's Charter.
14. the draft of changes and addenda to the Provision on the Board of directors.
15. the draft of changes to the Provision on the procedure of holding general meeting of stockholders of the Company.
16. the extracts from the minutes of the sessions of the Board of directors on the issues related to preparation of the annual general meeting of stockholders of the Company;
17. the drafts of resolutions on the issues of the agenda;
18. explanatory memos to issues № 10-12 of the agenda.

PROCESSED
AUG 01 2005
THOMSON FINANCIAL

JPMorgan Bank is the depositary bank for the above said company according to form F-6, registration number 333-86930 on ADR program for ordinary shares.

If you have any questions, please, do not hesitate to call me directly at the following phone: 7-8312-33-47-93 or François Rauch, the manager of ADR program of OJSC "VolgaTelecom" in JPMorgan Bank to: +44 207 777 2022 (London).

Yours faithfully,

General Director S.V.Omelchenko

8/1

12g3-2(b)

Joint-Stock Company
VOLGATELECOM

MATERIALS of
Annual general meeting of stockholders of OJSC "VolgaTelecom"

June 28, 2005

1283-2(b)

Joint-Stock Company

VOLGATELECOM

603000 Russia, Nizhny Novgorod city, M.Gorky square, Post House

COMMUNICATION

Dear shareholder!

Open Joint Stock Company "VolgaTelecom" advises on holding of annual general meeting of shareholders on June 28, 2005 in the form of joint presence at the address: Post House, M.Gorky sq., Nizhny Novgorod city, the time of the meeting beginning is 10-00 a.m. (local time), the registration starts at 8-00 a.m. (local time).

<u>The agenda of the general meeting of shareholders</u>:

1. Approval of the annual report, annual accounting statement, including profit and loss statement (profit and loss accounts), distribution of profit and loss of the Company based on the results of the report (2004) fiscal year.
2. On payment of dividends for 2004, the size, time and form of their payment on the shares of each category.
3. Introduction of changes and addenda to the Company's Charter.
4. Introduction of changes and addenda to the Provision on the Company's Board of directors.
5. Introduction of changes to the Provision on the procedure of holding a general meeting of stockholders of the Company.
6. Election of the members of the Company's Board of directors.
7. Election of the members of the Company's Auditing committee.
8. Approval of the Company's auditor for 2005.
9. Definition of the amount of remuneration to the members of the Company's Board of directors.
10. On termination of the Company's participation in non-commercial organization "Association of operators of federal network of business servicing "ISKRA" by leaving its membership.
11. On termination of the Company's participation in non-commercial organization "Association of operators of federal cellular network NMT-450" by leaving its membership.
12. On termination of the Company's participation in non-commercial organization "Union of manufacturers and consumers of communication facilities equipment" by leaving its membership.

The shareholders –owners of the Company's ordinary shares have the right of vote on all the issues of the agenda of the shareholders' meeting.

The list of persons having the right to participate in the annual general meeting of shareholders is drawn on the basis of the data of the shareholders' register as of 18-00 p.m. (local time) of May 10, 2005.

Starting from May 30, 2005 the persons having the right to participate in the annual general meeting of shareholders may familiarize with the materials of the agenda of the general meeting of shareholders at the following addresses:

Nizhny Novgorod city, M.Gorky sq., Post House, from 9-00 a.m. to 6-00 p.m. (local time);
Kirov city, Drelevsky str., 43/1, from 8-00 a.m. to 5-00 p.m. (local time);
Yoshkar-Ola town, Sovietskaya str., 138, from 8-00 a.m. to 5-00 p.m. (local time);
Saransk town, Bolshevistskaya str., 13, from 8-30 a.m. to 5-30 p.m. (local time);
Orenburg city, Volodarsky str., 11, from 9-00 a.m. to 6-00 p.m. (local time);
Penza city, Kuprin str., 1/3, from 8-00 a.m. to 5-00 p.m. (local time);
Samara city, Krasnoarmeiskaya str., 17, from 8-00 a.m. to 5-00 p.m. (local time);
Saratov city, Kiselev str., 40, from 8-00 a.m. to 5-00 p.m. (local time);
Ulyanovsk city, L.Tolstoy str., 60, from 8-00 a.m. to 5-00 p.m. (local time);
Izhevsk city, Pushkinskaya str., 278, from 8-00 a.m. to 5-00 p.m. (local time);
Cheboksary town, Lenin avenue 2, from 8-00 a.m. to 5-00 p.m. (local time).

And also at the Company's website in the Internet at: <u>www.vt.ru</u> in Russian and in English.

A shareholder (shareholder's representative) has the right to vote ahead-of-schedule by sending properly filled voting bulletins to the address: 603000 Nizhny Novgorod city, M.Gorky sq., Post House. The votes represented by voting bulletins are accounted during establishing the quorum and tally of votes provided that the Company receives them not later than two days prior to the meeting holding, that is not later than June 25, 2005 including.

If the voting is by proxy by sending the voting bulletins, then the bulletins should be attached with the proxy, on the basis of which a representative is acting, or its duly certified copy or a document confirming the rights of the representative to act without power of attorney on behalf of the shareholder – legal entity.

The authorities of representatives of shareholders-natural persons should be confirmed by a notarized power of attorney, or by another method established by Russian Federation Civil Code. The authorities of representatives of shareholders-legal entities should be confirmed by a notarized power of attorney, or by another method established by Russian Federation Civil Code or by a document confirming the rights of the representative to act without the power of attorney on behalf of the legal entity-shareholder.

Telephone for references: 8-8312-30-02-72 The Board of directors of OJSC "VolgaTelecom"

1283-2(b)

Joint-Stock Company

VOLGATELECOM

Post House, M.Gorky sq., Nizhny Novgorod city, Russia, 603000

The form of the meeting – annual general meeting of shareholders in the form of joint presence of the shareholders with preliminary sending of voting bulletins.

The date of the meeting – **June 28, 2005.**
The meeting's location – **Post House, M.Gorky sq., Nizhny Novgorod city.**
The time of registration beginning – **8-00 a.m.**
The time of the meeting's beginning – **10-00 a.m.**
The mail address to where the shareholders may send the filled bulletins – **Post House, M.Gorky sq., Nizhny Novgorod city, Russia, 603000.**

BULLETIN № 1 FOR VOTING ON ISSUE № 1 OF THE AGENDA OF THE MEETING

"Approval of the annual report, annual accounting statement, including profit and loss statement (profit and loss accounts), distribution of profit and loss of the Company based on the results of the report (2004) fiscal year"

Shareholder ______________________________

Individual code:

The quantity of voting shares: The number of votes:

Resolution: **To approve the annual report, annual accounting statement, including profit and loss statement (profit and loss accounts), distribution of profit and loss of the Company based on the results of the report (2004) fiscal year.**

Bar-code zone	**FOR**	[ ]
Bar-code zone	**AGAINST**	[ ]
Bar-code zone	**ABSTAIN**	[ ]

Leave uncrossed out only one voting version, apart from voting in accordance with the instructions of persons who had acquired the shares after the date of drawing up the list of persons having the right to participate in the meeting or in accordance with the instructions of the owners of depositary securities.

Shareholder's signature or of his/her representative

The bulletin should be obligatory signed by the shareholder or by his/her representative

Needless voting versions should be crossed out by one of the following methods:

 or 

If in the bulletin **more than one voting version** is left, then the fields for filling in the number of votes cast for each voting version should indicate the number of votes cast for the appropriate voting version, and the note should be made that the voting is carried out in accordance with the instructions of the acquirers of shares transferred after the date of drawing up the list of persons having the right to participate in the general meeting and (or) in accordance with the instructions of owners of depositary securities.

A person voting by proxy issued in relation to the shares transferred after the date of drawing up the list of persons having the right to participate in the general meeting should indicate the number of votes cast for the left voting version and make the note that the voting is carried out by proxy issued in relation to the shares transferred after the date of drawing up the list of persons having the right to participate in the general meeting in the field for filling in the number of votes, the field facing the left voting version.

If after the date of drawing up the list of persons having the right to participate in the general meeting not all of the shares are transferred, then the voter should indicate the number of votes cast for the left voting version and make the note that a part of shares had been transferred after the date of drawing up the list of persons having the right to participate in the general meeting in the field for filling in the number of votes, the field facing the left voting version. If in relation to the shares transferred after the date of drawing up the list of persons having the right to participate in the general meeting the instructions of the acquirers of such shares are received, the instructions matching the left voting version, then such votes are summed up.

The date of drawing up the list of persons having the right to participate in the general meeting – May 10, 2005.

Joint-Stock Company

VOLGATELECOM

Post House, M.Gorky sq., Nizhny Novgorod city, Russia, 603000

The form of the meeting – annual general meeting of shareholders in the form of joint presence of the shareholders with preliminary sending of voting bulletins.
The date of the meeting – **June 28, 2005.**
The meeting's location – **Post House, M.Gorky sq., Nizhny Novgorod city.**
The time of registration beginning – **8-00 a.m.**
The time of the meeting's beginning – **10-00 a.m.**
The mail address to where the shareholders may send the filled bulletins – **Post House, M.Gorky sq., Nizhny Novgorod city, Russia, 603000.**

BULLETIN № 2 FOR VOTING ON ISSUE № 2 OF THE AGENDA OF THE MEETING

"On payment of dividends for 2004, the size, time and form of their payment on the shares of each category"

Shareholder ______________________________

Individual code:

The quantity of voting shares: The number of votes:

Resolution: **To pay the dividends for 2004:**

- **On ordinary shares in the amount of 1,3779 rubles per a share in money form starting from 15.07.2005 till 15.12.2005;**
- **On preferred shares in the amount of 2,5082 rubles per a share in money form starting from 15.07.2005 till 15.12.2005.**

Bar-code zone	FOR	( )
Bar-code zone	AGAINST	( )
Bar-code zone	ABSTAIN	( )

Leave uncrossed out only one voting version, apart from voting in accordance with the instructions of persons who had acquired the shares after the date of drawing up the list of persons having the right to participate in the meeting or in accordance with the instructions of the owners of depositary securities.

Shareholder's signature or of his/her representative

The bulletin should be obligatory signed by the shareholder or by his/her representative

Needless voting versions should be crossed out by one of the following methods:

or

If in the bulletin **more than one voting version** is left, then the fields for filling in the number of votes cast for each voting version should indicate the number of votes cast for the appropriate voting version, and the note should be made that the voting is carried out in accordance with the instructions of the acquirers of shares transferred after the date of drawing up the list of persons having the right to participate in the general meeting and (or) in accordance with the instructions of owners of depositary securities.

A person voting by proxy issued in relation to the shares transferred after the date of drawing up the list of persons having the right to participate in the general meeting should indicate the number of votes cast for the left voting version and make the note that the voting is carried out by proxy issued in relation to the shares transferred after the date of drawing up the list of persons having the right to participate in the general meeting in the field for filling in the number of votes, the field facing the left voting version.

If after the date of drawing up the list of persons having the right to participate in the general meeting not all of the shares are transferred, then the voter should indicate the number of votes cast for the left voting version and make the note that a part of shares had been transferred after the date of drawing up the list of persons having the right to participate in the general meeting in the field for filling in the number of votes, the field facing the left voting version. If in relation to the shares transferred after the date of drawing up the list of persons having the right to participate in the general meeting the instructions of the acquirers of such shares are received, the instructions matching the left voting version, then such votes are summed up.

The date of drawing up the list of persons having the right to participate in the general meeting – May 10, 2005.

1283-2(b)

Joint-Stock Company

VOLGATELECOM

Post House, M.Gorky sq., Nizhny Novgorod city, Russia, 603000

The form of the meeting – annual general meeting of shareholders in the form of joint presence of the shareholders with preliminary sending of voting bulletins.
The date of the meeting – **June 28, 2005**.
The meeting's location – **Post House, M.Gorky sq., Nizhny Novgorod city.**
The time of registration beginning – **8-00 a.m.**
The time of the meeting's beginning – **10-00 a.m.**
The mail address to where the shareholders may send the filled bulletins – **Post House, M.Gorky sq., Nizhny Novgorod city, Russia, 603000.**

BULLETIN № 3 FOR VOTING ON ISSUE № 3 OF THE AGENDA OF THE MEETING
"Introduction of changes and addenda to the Company's Charter"

Shareholder ______________________________

Individual code:

The quantity of voting shares: The number of votes:

Resolution 3.1.: **To introduce changes and addenda to article 8, item 8.2 of the Company's Charter**

Bar-code zone **FOR** [ ]

Bar-code zone **AGAINST** [ ]

Bar-code zone **ABSTAIN** [ ]

Resolution 3.2.: **To introduce changes and addenda to article 12, item 12.12. of the Company's Charter**

Bar-code zone **FOR** [ ]

Bar-code zone **AGAINST** [ ]

Bar-code zone **ABSTAIN** [ ]

Resolution 3.3.: **To introduce changes and addenda to article 13, item 13.4., sub-item 16 of the Company's Charter**

Bar-code zone **FOR** [ ]

Bar-code zone **AGAINST** [ ]

Bar-code zone **ABSTAIN** [ ]

Resolution 3.4.: **To introduce changes and addenda to article 13, item 13.4., sub-item 34 of the Company's Charter**

Bar-code zone **FOR** [ ]

Bar-code zone **AGAINST** [ ]

Bar-code zone	ABSTAIN	[ ]

Resolution 3.5.: To introduce changes and addenda to article 13, item 13.4., sub-item 36 of the Company's Charter

Bar-code zone	FOR	[ ]
Bar-code zone	AGAINST	[ ]
Bar-code zone	ABSTAIN	[ ]

Resolution 3.6.: To introduce changes and addenda to article 13, item 13.4., sub-item 39 of the Company's Charter

Bar-code zone	FOR	[ ]
Bar-code zone	AGAINST	[ ]
Bar-code zone	ABSTAIN	[ ]

Resolution 3.7.: To introduce changes and addenda to article 13, item 13.4., sub-item 40 of the Company's Charter

Bar-code zone	FOR	[ ]
Bar-code zone	AGAINST	[ ]
Bar-code zone	ABSTAIN	[ ]

Resolution 3.8.: To introduce changes to article 13, item 13.4., sub-items 40,41 of the Company's Charter, consider them correspondingly to be sub-items 41,42.

Bar-code zone	FOR	[ ]
Bar-code zone	AGAINST	[ ]
Bar-code zone	ABSTAIN	[ ]

Resolution 3.9.: To introduce changes and addenda to article 14, item 14.4., sub-item 2 of the Company's Charter

Bar-code zone	FOR	[ ]
Bar-code zone	AGAINST	[ ]
Bar-code zone	ABSTAIN	[ ]

Leave uncrossed out only one voting version, apart from voting in accordance with the instructions of persons who had acquired the shares after the date of drawing up the list of persons having the right to participate in the meeting or in accordance with the instructions of the owners of depositary securities.

Shareholder's signature or of his/her representative [ ]

The bulletin should be obligatory signed by the shareholder or by his/her representative



or



If in the bulletin **more than one voting version** is left, then the fields for filling in the number of votes cast for each voting version should indicate the number of votes cast for the appropriate voting version, and the note should be made that the voting is carried out in accordance with the instructions of the acquirers of shares transferred after the date of drawing up the list of persons having the right to participate in the general meeting and (or) in accordance with the instructions of owners of depositary securities.

A person voting by proxy issued in relation to the shares transferred after the date of drawing up the list of persons having the right to participate in the general meeting should indicate the number of votes cast for the left voting version and make the note that the voting is carried out by proxy issued in relation to the shares transferred after the date of drawing up the list of persons having the right to participate in the general meeting in the field for filling in the number of votes, the field facing the left voting version.

If after the date of drawing up the list of persons having the right to participate in the general meeting not all of the shares are transferred, then the voter should indicate the number of votes cast for the left voting version and make the note that a part of shares had been transferred after the date of drawing up the list of persons having the right to participate in the general meeting in the field for filling in the number of votes, the field facing the left voting version. If in relation to the shares transferred after the date of drawing up the list of persons having the right to participate in the general meeting the instructions of the acquirers of such shares are received, the instructions matching the left voting version, then such votes are summed up.

The date of drawing up the list of persons having the right to participate in the general meeting – May 10, 2005.

Joint-Stock Company VOLGATELECOM

Post House, M.Gorky sq., Nizhny Novgorod city, Russia, 603000

The form of the meeting – annual general meeting of shareholders in the form of joint presence of the shareholders with preliminary sending of voting bulletins.
The date of the meeting – **June 28, 2005.**
The meeting's location – **Post House, M.Gorky sq., Nizhny Novgorod city.**
The time of registration beginning – **8-00 a.m.**
The time of the meeting's beginning – **10-00 a.m.**
The mail address to where the shareholders may send the filled bulletins – **Post House, M.Gorky sq., Nizhny Novgorod city, Russia, 603000.**

BULLETIN № 4 FOR VOTING ON ISSUE № 4 OF THE AGENDA OF THE MEETING

"Introduction of changes and addenda to the Provision on the Company's Board of directors"

Shareholder ______________________________

Individual code:

The quantity of voting shares: The number of votes:

Resolution: **To introduce changes and addenda to the Provision on the Company's Board of directors**

Bar-code zone	FOR	( )
Bar-code zone	AGAINST	( )
Bar-code zone	ABSTAIN	( )

Leave uncrossed out only one voting version, apart from voting in accordance with the instructions of persons who had acquired the shares after the date of drawing up the list of persons having the right to participate in the meeting or in accordance with the instructions of the owners of depositary securities.

Shareholder's signature or of his/her representative

The bulletin should be obligatory signed by the shareholder or by his/her representative

Needless voting versions should be crossed out by one of the following methods:



or



If in the bulletin **more than one voting version** is left, then the fields for filling in the number of votes cast for each voting version should indicate the number of votes cast for the appropriate voting version, and the note should be made that the voting is carried out in accordance with the instructions of the acquirers of shares transferred after the date of drawing

the list of persons having the right to participate in the general meeting and (or) in accordance with the instructions of owners of depositary securities.

A person voting by proxy issued in relation to the shares transferred after the date of drawing up the list of persons having the right to participate in the general meeting should indicate the number of votes cast for the left voting version and make the note that the voting is carried out by proxy issued in relation to the shares transferred after the date of drawing up the list of persons having the right to participate in the general meeting in the field for filling in the number of votes, the field facing the left voting version.

If after the date of drawing up the list of persons having the right to participate in the general meeting not all of the shares are transferred, then the voter should indicate the number of votes cast for the left voting version and make the note that a part of shares had been transferred after the date of drawing up the list of persons having the right to participate in the general meeting in the field for filling in the number of votes, the field facing the left voting version. If in relation to the shares transferred after the date of drawing up the list of persons having the right to participate in the general meeting the instructions of the acquirers of such shares are received, the instructions matching the left voting version, then such votes are summed up.

The date of drawing up the list of persons having the right to participate in the general meeting – May 10, 2005.

Joint-Stock Company
VOLGATELECOM

Post House, M.Gorky sq., Nizhny Novgorod city, Russia, 603000

The form of the meeting – annual general meeting of shareholders in the form of joint presence of the shareholders with preliminary sending of voting bulletins.
The date of the meeting – **June 28, 2005.**
The meeting's location – **Post House, M.Gorky sq., Nizhny Novgorod city.**
The time of registration beginning – **8-00 a.m.**
The time of the meeting's beginning – **10-00 a.m.**
The mail address to where the shareholders may send the filled bulletins – **Post House, M.Gorky sq., Nizhny Novgorod city, Russia, 603000.**

BULLETIN № 5 FOR VOTING ON ISSUE № 5 OF THE AGENDA OF THE MEETING

"Introduction of changes to the Provision on the procedure of holding a general meeting of stockholders of the Company"

Shareholder

Individual code:

The quantity of voting shares: The number of votes:

Resolution 5.1.: **To introduce changes to article 2, item 2.5. of the Provision on the procedure of holding a general meeting of stockholders of the Company.**

Bar-code zone	FOR	[ ]
Bar-code zone	AGAINST	[ ]
Bar-code zone	ABSTAIN	[ ]

Resolution 5.2.: **To introduce changes to article 4, item 4.1. of the Provision on the procedure of holding a general meeting of stockholders of the Company.**

Bar-code zone	FOR	[ ]
Bar-code zone	AGAINST	[ ]
Bar-code zone	ABSTAIN	[ ]

Leave uncrossed out only one voting version, apart from voting in accordance with the instructions of persons who had acquired the shares after the date of drawing up the list of persons having the right to participate in the meeting or in accordance with the instructions of the owners of depositary securities.

Shareholder's signature or of his/her representative

The bulletin should be obligatory signed by the shareholder or by his/her representative

Needless voting versions should be crossed out by one of the following methods:

or

If in the bulletin **more than one voting version** is left, then the fields for filling in the number of votes cast for each voting version should indicate the number of votes cast for the appropriate voting version, and the note should be made that the voting is carried out in accordance with the instructions of the acquirers of shares transferred after the date of drawing up the list of persons having the right to participate in the general meeting and (or) in accordance with the instructions of owners of depositary securities.

A person voting by proxy issued in relation to the shares transferred after the date of drawing up the list of persons having the right to participate in the general meeting should indicate the number of votes cast for the left voting version and make the note that the voting is carried out by proxy issued in relation to the shares transferred after the date of drawing up the list of persons having the right to participate in the general meeting in the field for filling in the number of votes, the field facing the left voting version.

If after the date of drawing up the list of persons having the right to participate in the general meeting not all of the shares are transferred, then the voter should indicate the number of votes cast for the left voting version and make the note that a part of shares had been transferred after the date of drawing up the list of persons having the right to participate in the general meeting in the field for filling in the number of votes, the field facing the left voting version. If in relation to the shares transferred after the date of drawing up the list of persons having the right to participate in the general meeting the instructions of the acquirers of such shares are received, the instructions matching the left voting version, then such votes are summed up.

The date of drawing up the list of persons having the right to participate in the general meeting – May 10, 2005.

Joint-Stock Company
VOLGATELECOM

Post House, M.Gorky sq., Nizhny Novgorod city, Russia, 603000

The form of the meeting – annual general meeting of shareholders in the form of joint presence of the shareholders with preliminary sending of voting bulletins.
The date of the meeting – **June 28, 2005.**
The meeting's location – **Post House, M.Gorky sq., Nizhny Novgorod city.**
The time of registration beginning – **8-00 a.m.**
The time of the meeting's beginning – **10-00 a.m.**
The mail address to where the shareholders may send the filled bulletins – **Post House, M.Gorky sq., Nizhny Novgorod city, Russia, 603000.**

BULLETIN № 6 FOR VOTING ON ISSUE № 6 OF THE AGENDA OF THE MEETING
"Election of the members of the Company's Board of directors"

Shareholder

Individual code:

The quantity of voting shares:
The quantity of candidates:

The number of votes:
Numerical strength of the Board of directors

Resolution: Elect the members of the Company's Board of directors:

Bar-code zone	**FOR**	
Bar-code zone	**AGAINST all the candidates**	( )
Bar-code zone	**ABSTAIN for all the candidates**	( )

Leave uncrossed out only one voting version, apart from voting in accordance with the instructions of persons who had acquired the shares after the date of drawing up the list of persons having the right to participate in the meeting or in accordance with the instructions of the owners of depositary securities.

	Candidate's surname, name and patronymic name	The number of "FOR" votes
1.	Andreev Vladimir Alexandrovich	
2.	Belyaev Konstantin Vladimirovich	
3.	Bobin Maxim Victorovich	
4.	Bulancha Sergey Anatolievich	
5.	Grigorieva Alla Borisovna	
6.	Devyatkina Lyudmila Ivanovna	
7.	Degtyarev Valeryi Victorovich	
8.	Kuznetsov Sergey Ivanovich	
9.	Kulikov Denis Victorovich	
10.	Romskyi Georgyi Alexeevich	
11.	Slizen Vitalyi Alexandrovich	
12.	Fedorov Oleg Romanovich	
13.	Michael Haywood	
14.	Chernogorodskyi Sergey Valerievich	
15.	Chechelnitskyi Evgenyi Alexandrovich	

Shareholder's signature or of his/her representative

The bulletin should be obligatory signed by the shareholder or by his/her representative

The members of the Board of directors are elected by cumulative voting.

During cumulative voting the number of votes belonging to a shareholder is multiplied by the number of persons who should be elected to the Board of directors and a shareholder is in the right to cast the votes obtained in such a way completely for one candidate or to distribute them between two or more candidates.

Fractional part of a vote obtained as a result of multiplication of the number of votes belonging to a shareholder-owner of a fractional share by the number of persons who should be elected to the Company's Board of directors may be cast only for one candidate.

The candidates who won most of the votes are considered to be elected to the structure of the Board of directors.

If in the bulletin **more than one voting version** is left, then the fields for filling in the number of votes cast for each voting version should indicate the number of votes cast for the appropriate voting version, and the note should be made that the voting is carried out in accordance with the instructions of the acquirers of shares transferred after the date of drawing up the list of persons having the right to participate in the general meeting and (or) in accordance with the instructions of owners of depositary securities.

A person voting by proxy issued in relation to the shares transferred after the date of drawing up the list of persons having the right to participate in the general meeting should indicate the number of votes cast for the left voting version and make the note that the voting is carried out by proxy issued in relation to the shares transferred after the date of drawing up the list of persons having the right to participate in the general meeting in the field for filling in the number of votes, the field facing the left voting version.

If after the date of drawing up the list of persons having the right to participate in the general meeting not all of the shares are transferred, then the voter should indicate the number of votes cast for the left voting version and make the note that a part of shares had been transferred after the date of drawing up the list of persons having the right to participate in the general meeting in the field for filling in the number of votes, the field facing the left voting version. If in relation to the shares transferred after the date of drawing up the list of persons having the right to participate in the general meeting the instructions of the acquirers of such shares are received, the instructions matching the left voting version, then such votes are summed up.

The date of drawing up the list of persons having the right to participate in the general meeting – May 10, 2005.

Открытое акционерное общество
ВОЛГАТЕЛЕКОМ

603000 Russia, Nizhny Novgorod city, M.Gorki square, Post House
Phone:+7 (8312) 33-20-47, Fax:+7 (8312) 30-67-68,
e-mail: gd@vt.ru, www.vt.ru

27.05.2005г. № 25-01/9-209
To № ____________ of ____________

SEC MAIL RECEIVED PROCESSING
JUL 27 2005
WASH. D.C. 213 SECTION

JPMorgan Bank
Fax: +44 207 325 8094
Phone: +44 207 777 2022
London (Francois Raush)

Notification to ADR (represented by OJSC "VolgaTelecom" shares) holder

The board of director decided to hold annual general meeting of stockholders on June 28, 2005 in the form of joint presence. The list of stockholders having the right to participate in the annual general meeting of stockholders was drawn up as of may 10, 2005 6-00 p.m. (local time).

The agenda:

1. Approval of the annual report, annual accounting statement, including profit and loss statement (profit and loss accounts), distribution of profit and loss of the Company based on the results of the report (2004) fiscal year.
2. On payment of dividends for 2004, the size, time and form of their payment on the shares of each category.
3. Introduction of changes and addenda to the Company's Charter.
4. Introduction of changes and addenda to the Provision on the Company's Board of directors.
5. Introduction of changes to the Provision on the procedure of holding a general meeting of stockholders of the Company.
6. Election of the members of the Company's Board of directors.
7. Election of the members of the Company's Auditing committee.
8. Approval of the Company's auditor for 2005.
9. Definition of the amount of remuneration to the members of the Company's Board of directors.
10. On termination of the Company's participation in non-commercial organization "Association of operators of federal network of business servicing "ISKRA" by leaving its membership.
11. On termination of the Company's participation in non-commercial organization "Association of operators of federal cellular network NMT-450" by leaving its membership.
12. On termination of the Company's participation in non-commercial organization "Union of manufacturers and consumers of communication facilities equipment" by leaving its membership.

General Director [signature, seal] S.V. Omelchenko

1283 2(0)

Joint-Stock Company

VOLGATELECOM

Post House, M.Gorky sq., Nizhny Novgorod city, Russia, 603000

The form of the meeting – annual general meeting of shareholders in the form of joint presence of the shareholders with preliminary sending of voting bulletins.
The date of the meeting – **June 28, 2005.**
The meeting's location – **Post House, M.Gorky sq., Nizhny Novgorod city.**
The time of registration beginning – **8-00 a.m.**
The time of the meeting's beginning – **10-00 a.m.**
The mail address to where the shareholders may send the filled bulletins – **Post House, M.Gorky sq., Nizhny Novgorod city, Russia, 603000.**

BULLETIN № 7 FOR VOTING ON ISSUE № 7 OF THE AGENDA OF THE MEETING

"Election of the members of the Company's Auditing committee"

Shareholder

Individual code:

Bar-code zone

The quantity of voting shares:

The number of votes:

Resolution: Elect the Company's Auditing committee with the structure:

The candidate's surname, name and patronymic name	Voting versions					
Golubitskyi Bogdan Ivanovich	FOR	[ ]	AGAINST	[ ]	ABSTAIN	[ ]
Zubova Tatiana Yurievna	FOR	[ ]	AGAINST	[ ]	ABSTAIN	[ ]
Kachurin Alexander Vladimirovich	FOR	[ ]	AGAINST	[ ]	ABSTAIN	[ ]
Koroleva Olga Grigorievna	FOR	[ ]	AGAINST	[ ]	ABSTAIN	[ ]
Feoktistova Nataliya Vadimovna	FOR	[ ]	AGAINST	[ ]	ABSTAIN	[ ]

Leave uncrossed out only one voting version for each candidate, apart from voting in accordance with the instructions of persons who had acquired the shares after the date of drawing up the list of persons having the right to participate in the meeting or in accordance with the instructions of the owners of depositary securities.

The number of left "FOR" voting versions should not be over 5 (five).

Shareholder's signature or of his/her representative

The bulletin should be obligatory signed by the shareholder or by his/her representative

Needless voting versions should be crossed out by one of the following methods:

If in the bulletin **more than one voting version** is left, then the fields for filling in the number of votes cast for each voting version should indicate the number of votes cast for the appropriate voting version, and the note should be made that the voting is carried out in accordance with the instructions of the acquirers of shares transferred after the date of drawing up the list of persons having the right to participate in the general meeting and (or) in accordance with the instructions of owners of depositary securities.

A person voting by proxy issued in relation to the shares transferred after the date of drawing up the list of persons having the right to participate in the general meeting should indicate the number of votes cast for the left voting version and make the note that the voting is carried out by proxy issued in relation to the shares transferred after the date of drawing up the list of persons having the right to participate in the general meeting in the field for filling in the number of votes, the field facing the left voting version.

If after the date of drawing up the list of persons having the right to participate in the general meeting not all of the shares are transferred, then the voter should indicate the number of votes cast for the left voting version and make the note that a part of shares had been transferred after the date of drawing up the list of persons having the right to participate in the general meeting in the field for filling in the number of votes, the field facing the left voting version. If in relation to the shares transferred after the date of drawing up the list of persons having the right to participate in the general meeting the instructions of the acquirers of such shares are received, the instructions matching the left voting version, then such votes are summed up.

The date of drawing up the list of persons having the right to participate in the general meeting – May 10, 2005.

Joint-Stock Company
VOLGATELECOM

Post House, M.Gorky sq., Nizhny Novgorod city, Russia, 603000

The form of the meeting – annual general meeting of shareholders in the form of joint presence of the shareholders with preliminary sending of voting bulletins.
The date of the meeting – **June 28, 2005.**
The meeting's location – **Post House, M.Gorky sq., Nizhny Novgorod city.**
The time of registration beginning – **8-00 a.m.**
The time of the meeting's beginning – **10-00 a.m.**
The mail address to where the shareholders may send the filled bulletins – **Post House, M.Gorky sq., Nizhny Novgorod city, Russia, 603000.**

BULLETIN № 8 FOR VOTING ON ISSUE № 8 OF THE AGENDA OF THE MEETING

"Approval of the Company's auditor for 2005"

Shareholder ______________________________

Individual code:

The quantity of voting shares: The number of votes:

Resolution: **Approve LLC "Ernst & Young Vneshaudit" as the Company's auditor for 2005.**

Bar-code zone	**FOR**	[ ]
Bar-code zone	**AGAINST**	[ ]
Bar-code zone	**ABSTAIN**	[ ]

Leave uncrossed out only one voting version, apart from voting in accordance with the instructions of persons who had acquired the shares after the date of drawing up the list of persons having the right to participate in the meeting or in accordance with the instructions of the owners of depositary securities.

Shareholder's signature or of his/her representative

The bulletin should be obligatory signed by the shareholder or by his/her representative

Needless voting versions should be crossed out by one of the following methods:

or

If in the bulletin **more than one voting version** is left, then the fields for filling in the number of votes cast for each voting version should indicate the number of votes cast for the appropriate voting version, and the note should be made that the voting is carried out in accordance with the instructions of the acquirers of shares transferred after the date of drawing up the list of persons having the right to participate in the general meeting and (or) in accordance with the instructions of owners of depositary securities.

A person voting by proxy issued in relation to the shares transferred after the date of drawing up the list of persons having the right to participate in the general meeting should indicate the number of votes cast for the left voting version and make the note that the voting is carried out by proxy issued in relation to the shares transferred after the date of drawing up the list of persons having the right to participate in the general meeting in the field for filling in the number of votes, the field facing the left voting version.

If after the date of drawing up the list of persons having the right to participate in the general meeting not all of the shares are transferred, then the voter should indicate the number of votes cast for the left voting version and make the note that a part of shares had been transferred after the date of drawing up the list of persons having the right to participate in the general meeting in the field for filling in the number of votes, the field facing the left voting version. If in relation to the shares transferred after the date of drawing up the list of persons having the right to participate in the general meeting the instructions of the acquirers of such shares are received, the instructions matching the left voting version, then such votes are summed up.

The date of drawing up the list of persons having the right to participate in the general meeting – May 10, 2005.

1283-2(0)

Joint-Stock Company

VOLGATELECOM

Post House, M.Gorky sq., Nizhny Novgorod city, Russia, 603000

The form of the meeting – annual general meeting of shareholders in the form of joint presence of the shareholders with preliminary sending of voting bulletins.
The date of the meeting – **June 28, 2005.**
The meeting's location – **Post House, M.Gorky sq., Nizhny Novgorod city.**
The time of registration beginning – **8-00 a.m.**
The time of the meeting's beginning – **10-00 a.m.**
The mail address to where the shareholders may send the filled bulletins – **Post House, M.Gorky sq., Nizhny Novgorod city, Russia, 603000.**

BULLETIN № 9 FOR VOTING ON ISSUE № 9 OF THE AGENDA OF THE MEETING

"Definition of the amount of remuneration to the members of the Company's Board of directors"

Shareholder ______________________________

Individual code:

The quantity of voting shares: The number of votes:

Resolution: **Approve the following rates (percentage) of deductions for calculation of annual remuneration to the members of the Board of directors being elected at this annual general meeting of shareholders:**
- 0,115 % (one hundred fifteen thousandth of percent) of EBITDA based on the data of accounting statement for 2005 in accordance with International Accounting Standards;
- 0,164 % (one hundred sixty four thousandth of percent) of the amount of the net profit of the Company allocated for dividends payment based on the results of 2005.

Bar-code zone	FOR	( )
Bar-code zone	AGAINST	( )
Bar-code zone	ABSTAIN	( )

Leave uncrossed out only one voting version, apart from voting in accordance with the instructions of persons who had acquired the shares after the date of drawing up the list of persons having the right to participate in the meeting or in accordance with the instructions of the owners of depositary securities.

Shareholder's signature or of his/her representative

The bulletin should be obligatory signed by the shareholder or by his/her representative

Needless voting versions should be crossed out by one of the following methods:

or

the voting is carried out in accordance with the instructions of the acquirers of shares transferred after the date of drawing up the list of persons having the right to participate in the general meeting and (or) in accordance with the instructions of owners of depositary securities.

A person voting by proxy issued in relation to the shares transferred after the date of drawing up the list of persons having the right to participate in the general meeting should indicate the number of votes cast for the left voting version and make the note that the voting is carried out by proxy issued in relation to the shares transferred after the date of drawing up the list of persons having the right to participate in the general meeting in the field for filling in the number of votes, the field facing the left voting version.

If after the date of drawing up the list of persons having the right to participate in the general meeting not all of the shares are transferred, then the voter should indicate the number of votes cast for the left voting version and make the note that a part of shares had been transferred after the date of drawing up the list of persons having the right to participate in the general meeting in the field for filling in the number of votes, the field facing the left voting version. If in relation to the shares transferred after the date of drawing up the list of persons having the right to participate in the general meeting the instructions of the acquirers of such shares are received, the instructions matching the left voting version, then such votes are summed up.

The date of drawing up the list of persons having the right to participate in the general meeting – May 10, 2005.

Joint-Stock Company

VOLGATELECOM

Post House, M.Gorky sq., Nizhny Novgorod city, Russia, 603000

<u>The form of the meeting</u> – annual general meeting of shareholders in the form of joint presence of the shareholders with preliminary sending of voting bulletins.
<u>The date of the meeting</u> – **June 28, 2005**.
<u>The meeting's location</u> – **Post House, M.Gorky sq., Nizhny Novgorod city.**
<u>The time of registration beginning</u> – **8-00 a.m.**
<u>The time of the meeting's beginning</u> – **10-00 a.m.**
<u>The mail address to where the shareholders may send the filled bulletins</u> – **Post House, M.Gorky sq., Nizhny Novgorod city, Russia, 603000.**

BULLETIN № 10 FOR VOTING ON ISSUE № 10 OF THE AGENDA OF THE MEETING

"On termination of the Company's participation in non-commercial organization "Association of operators of federal network of business servicing "ISKRA" by leaving its membership"

Shareholder ____________________

Individual code:

The quantity of voting shares: The number of votes:

Resolution: **Terminate OJSC "VolgaTelecom" participation in non-commercial organization "Association of operators of federal network of business servicing "ISKRA" by leaving its membership**

Bar-code zone	FOR	( )
Bar-code zone	AGAINST	( )
Bar-code zone	ABSTAIN	( )

Leave uncrossed out <u>only one voting version</u>, apart from voting in accordance with the instructions of persons who had acquired the shares after the date of drawing up the list of persons having the right to participate in the meeting or in accordance with the instructions of the owners of depositary securities.

Shareholder's signature or of his/her representative

The bulletin should be obligatory signed by the shareholder or by his/her representative

Needless voting versions should be crossed out by one of the following methods:

or

If in the bulletin **more than one voting version** is left, then the fields for filling in the number of votes cast for each voting version should indicate the number of votes cast for the appropriate voting version, and the note should be made that the voting is carried out in accordance with the instructions of the acquirers of shares transferred after the date of drawing up the list of persons having the right to participate in the general meeting and (or) in accordance with the instructions of

A person voting by proxy issued in relation to the shares transferred after the date of drawing up the list of persons having the right to participate in the general meeting should indicate the number of votes cast for the left voting version and make the note that the voting is carried out by proxy issued in relation to the shares transferred after the date of drawing up the list of persons having the right to participate in the general meeting in the field for filling in the number of votes, the field facing the left voting version.

If after the date of drawing up the list of persons having the right to participate in the general meeting not all of the shares are transferred, then the voter should indicate the number of votes cast for the left voting version and make the note that a part of shares had been transferred after the date of drawing up the list of persons having the right to participate in the general meeting in the field for filling in the number of votes, the field facing the left voting version. If in relation to the shares transferred after the date of drawing up the list of persons having the right to participate in the general meeting the instructions of the acquirers of such shares are received, the instructions matching the left voting version, then such votes are summed up.

The date of drawing up the list of persons having the right to participate in the general meeting – May 10, 2005.

Joint-Stock Company
VOLGATELECOM

Post House, M.Gorky sq., Nizhny Novgorod city, Russia, 603000

The form of the meeting – annual general meeting of shareholders in the form of joint presence of the shareholders with preliminary sending of voting bulletins.
The date of the meeting – **June 28, 2005.**
The meeting's location – **Post House, M.Gorky sq., Nizhny Novgorod city.**
The time of registration beginning – **8-00 a.m.**
The time of the meeting's beginning – **10-00 a.m.**
The mail address to where the shareholders may send the filled bulletins – **Post House, M.Gorky sq., Nizhny Novgorod city, Russia, 603000.**

BULLETIN № 11 FOR VOTING ON ISSUE № 11 OF THE AGENDA OF THE MEETING

"On termination of the Company's participation in non-commercial organization "Association of operators of federal cellular network NMT-450" by leaving its membership"

Shareholder ______________________________

Individual code:

The quantity of voting shares: The number of votes:

Resolution: **Terminate OJSC «VolgaTelecom" participation in non-commercial organization "Association of operators of federal cellular network NMT-450" by leaving its membership**

Bar-code zone	**FOR**	( )
Bar-code zone	**AGAINST**	( )
Bar-code zone	**ABSTAIN**	( )

Leave uncrossed out only one voting version, apart from voting in accordance with the instructions of persons who had acquired the shares after the date of drawing up the list of persons having the right to participate in the meeting or in accordance with the instructions of the owners of depositary securities.

Shareholder's signature or of his/her representative

The bulletin should be obligatory signed by the shareholder or by his/her representative

Needless voting versions should be crossed out by one of the following methods:

or

the voting is carried out in accordance with the instructions of the acquirers of shares transferred after the date of drawing up the list of persons having the right to participate in the general meeting and (or) in accordance with the instructions of owners of depositary securities.

A person voting by proxy issued in relation to the shares transferred after the date of drawing up the list of persons having the right to participate in the general meeting should indicate the number of votes cast for the left voting version and make the note that the voting is carried out by proxy issued in relation to the shares transferred after the date of drawing up the list of persons having the right to participate in the general meeting in the field for filling in the number of votes, the field facing the left voting version.

If after the date of drawing up the list of persons having the right to participate in the general meeting not all of the shares are transferred, then the voter should indicate the number of votes cast for the left voting version and make the note that a part of shares had been transferred after the date of drawing up the list of persons having the right to participate in the general meeting in the field for filling in the number of votes, the field facing the left voting version. If in relation to the shares transferred after the date of drawing up the list of persons having the right to participate in the general meeting the instructions of the acquirers of such shares are received, the instructions matching the left voting version, then such votes are summed up.

The date of drawing up the list of persons having the right to participate in the general meeting – May 10, 2005.

1253-2(b)

Joint-Stock Company
VOLGATELECOM

Post House, M.Gorky sq., Nizhny Novgorod city, Russia, 603000

The form of the meeting – annual general meeting of shareholders in the form of joint presence of the shareholders with preliminary sending of voting bulletins.
The date of the meeting – **June 28, 2005.**
The meeting's location – **Post House, M.Gorky sq., Nizhny Novgorod city.**
The time of registration beginning – **8-00 a.m.**
The time of the meeting's beginning – **10-00 a.m.**
The mail address to where the shareholders may send the filled bulletins – **Post House, M.Gorky sq., Nizhny Novgorod city, Russia, 603000.**

BULLETIN № 12 FOR VOTING ON ISSUE № 12 OF THE AGENDA OF THE MEETING

"On termination of the Company's participation in non-commercial organization "Union of manufacturers and consumers of communication facilities equipment" by leaving its membership"

Shareholder ______________________________

Individual code:

The quantity of voting shares: The number of votes:

Resolution: **Terminate OJSC "VolgaTelecom" participation in non-commercial organization "Union of manufacturers and consumers of communication facilities equipment" by leaving its membership**

Bar-code zone	FOR	( )
Bar-code zone	AGAINST	( )
Bar-code zone	ABSTAIN	( )

Leave uncrossed out only one voting version, apart from voting in accordance with the instructions of persons who had acquired the shares after the date of drawing up the list of persons having the right to participate in the meeting or in accordance with the instructions of the owners of depositary securities.

Shareholder's signature or of his/her representative

The bulletin should be obligatory signed by the shareholder or by his/her representative

Needless voting versions should be crossed out by one of the following methods:

or

If in the bulletin **more than one voting version** is left, then the fields for filling in the number of votes cast for each voting version should indicate the number of votes cast for the appropriate voting version, and the note should be made that the voting is carried out in accordance with the instructions of the acquirers of shares transferred after the date of drawing up the list of persons having the right to participate in the general meeting and (or) in accordance with the instructions of owners of depositary securities.

A person voting by proxy issued in relation to the shares transferred after the date of drawing up the list of persons having the right to participate in the general meeting should indicate the number of votes cast for the left voting version and make the note that the voting is carried out by proxy issued in relation to the shares transferred after the date of drawing up the list of persons having the right to participate in the general meeting in the field for filling in the number of votes, the field facing the left voting version.

If after the date of drawing up the list of persons having the right to participate in the general meeting not all of the shares are transferred, then the voter should indicate the number of votes cast for the left voting version and make the note that a part of shares had been transferred after the date of drawing up the list of persons having the right to participate in the general meeting in the field for filling in the number of votes, the field facing the left voting version. If in relation to the shares transferred after the date of drawing up the list of persons having the right to participate in the general meeting the instructions of the acquirers of such shares are received, the instructions matching the left voting version, then such votes are summed up.

The date of drawing up the list of persons having the right to participate in the general meeting – May 10, 2005.

1283-2(b)

If you hold shares through ADRs:

I. How to obtain a proxy voting card

- In case you not a registered ADR holder and hold your shares through a financial intermediary, such as a bank, broker or nominee, you should send the instruction to your financial intermediary asking them to request the proxy card and vote on your behalf.
- Your custodian has to vote holder's position through the proxy card. The custodian or the broker have to request it through **Proxy services Corporation at +1 201 433 5353**. The custodian shall simply state that it represents a holder of ADRs who wants to vote. They will fax over to the custodian the blank proxy voting card, which the latter shall complete in accordance with your instructions.
- If you are a registered ADR holder and appear on the JP Morgan register, you shall receive AGM notice and proxy cards directly within a week time.

II. How to process and submit the proxy voting card

You as a registered holder, or your custodian in case of holding through an intermediary, shall complete and sign the proxy card, and fax over the completed proxy voting cards to JP Morgan processing Center at:

Fax: +1 781 575 2121

- **followed by DHL** to the proxy return address indicated on the ballot. Please note that all proxies are collected at a single point – **JP Morgan US operations Service Center** at the following address:

JPMorgan Chase Bank, Depositary
P.O.Box 43062, Providence, RI 02940-5115

1253-2(b)

The list of

Information that should be provided to persons/entities having the right to participate in the annual general meeting of stockholders:

- The Company's annual report for 2004;
- Annual accounting statement;
- Report of the Auditing committee of OJSC "VolgaTelecom" by the results of examination of the Company's financial and economic activity, the annual accounting statement of the Company, and the authenticity of the data contained in the Company's annual report and annual accounting statement for 2004 ;
- Auditor's report on the Company's activity results of 2004; recommendations of the audit committee with the Company's Board of directors on the issue of considering the Company's auditor report of 2004 results;
- Recommendations of the Company's Board of directors for profit distribution, including the size of dividends on the Company's shares and the procedure of their payment, and for the Company's losses based on the results of year 2004;
- Draft of changes and addenda to the Company's Charter;
- Drafts of changes and addenda to the Provision on the Board of directors, the Provision on the procedure of holding general meeting of the Company's stockholders;
- Information about the candidates to the members of the Company's Board of directors;
- Information about the candidates to the Company's Auditing committee;
- Information about the Company's Auditor;
- Information about availability or lack of written consent of the candidates to run for the Company's management and control bodies;
- Explanatory memoranda to issues № 10-12 of the agenda;
- Extracts from the minutes of sessions of the Board of directors related to the issues of preparing the annual general meeting of the Company's stockholders;
- Drafts of resolutions on the issues of the agenda of the general meeting of stockholders.

OJSC "VolgaTelecom" Board of directors

1253-2(b)

EXTRACT FROM MINUTES № 30 of
The session of OJSC "VolgaTelecom" Board of directors held in the form of joint presence

May 20, 2005

11 persons were elected to the Board of directors.
9 persons attended the session in person: Yurchenko E.V., Andreev V.A., Bobin M.V., Grigorieva A.B., Degtyarev V.V., Dudchenko V.V., Romskyi G.A., Savchenko V.D., Fedorov O.R.

2 persons provided their written opinion on the agenda: Lyulin V.F. and Chernogorodskyi S.V.

The following persons were invited:

Omelchenko S.V.	The Company's General Director
Sipatova T.M.	1-st deputy to the General Director for economics and finances
Grigorieva L.I.	Deputy to the General Director for corporate development

THE AGENDA:
1. Consideration of reports of the Auditing committee and the Company's auditor of the results of year 2004.
2. Preliminary approval of the Company's annual report for 2004. Consideration of annual accounting statement, including profit and loss (profit and loss accounts) statement of the Company, distribution of profit and loss based on the results of the report (2004) fiscal year.

Consideration of the Auditing committee and the Company's auditor of the results of year 2004.
The speaker is: Sipatova T.M. - 1-st deputy to the General Director for economics and finances.
The Board of directors DECIDED:
1. To take note of the auditor's report taking into account the recommendations of the Committee for audit of the Board of directors, the report of the Auditing committee on the results of the check of financial-economic activity of the Company, the Company's annual accounting statement and the reliability of the data contained in the Company's annual report and the Company's annual accounting statement for 2004.
   Voting: "FOR" - 10; "Against" – none; "Abstain" – 1 (Fedorov O.R.)

In accordance with item 13.7. of the Company's Charter by the majority of votes THE DECISION WAS MADE.

II. Preliminary approval of the Company's annual report for 2004. Consideration of annual accounting statement, including profit and loss (profit and loss accounts) statement of the Company, distribution of profit and loss based on the results of the report (2004) fiscal year.
The speakers are:
- On the Company's annual report for 2004 – General Director – Omelchenko S.V.;
- On annual accounting statement, including profit and loss (profit and loss accounts) statement of the Company, distribution of profit and loss based on the results of the report (2004) fiscal year - 1-st deputy to the General Director for economics and finances - Sipatova T.M.

Took the floor: Savchenko V.D., Degtyarev V.V.

Taking into account the comments of the members of the Board of directors and recommendations of the Committee for audit the Board of directors DECIDED:
1. To approve preliminarily the Company's annual report for 2004 and to recommend to the annual general meeting of stockholders to approve the Company's annual report, annual accounting statement, including profit and loss (profit and loss accounts) statement of the Company, distribution of profit and loss based on the results of the report (2004) fiscal year.
   Voting: "FOR" – 11; "Against" – none; "Abstain" – none

In accordance with item 13.7. of the Company's Charter THE DECISION WAS MADE.

The Chairman of the Board of directors of
OJSC "VolgaTelecom" signature E.V. Yurchenko
Secretary signature N.I.Pokrovskaya
The date of the minutes execution - May 23, 2005.

The extract is true and correct:
The Company's Corporate secretary N.I.Pokrovskaya

1253-2(b)

The basic indexes of drafts of the Company's annual accounting statement, including profit and loss statement (profit and loss accounts), distribution of profit and losses by the results of fiscal year 2004.

I. Providing comparability of accounting statement data.

Comparative data in the Company's accounting for 2004 are formed by means of correction of final accounting data for 2003 to correlate them with accounting indexes for 2004.

To assure data comparability as of the beginning of 2004 the accounting balance-sheet reflects incoming balances by deferred tax assets, in connection with reflection of reserves of costs to be incurred by rest leaves, not used in periods before 2004. The increase in line 145 "Deferred tax assets" as of the year beginning amounted to 47 569 thousand rubles, the value of line 650 "Reserves of expenses to be incurred" as of the year beginning amounted to 19 320 thousand rubles, which resulted in the change of value of line 460 "Undistributed profit (uncovered loss) of past years" by 28 249 thousand rubles.

In profit and loss statement net profit value for 2003 by line 190 decreased by 8 182 thousand rubles by the amount of effect of recognition of reserve of expenses to be incurred for employees' carry-over vacations for 2003 and in connection with the change of classification of differences by the doubtful debts reserve.

II. Accounting balance-sheet

The balance-sheet total as of 01.01.2005 amounted to 28 209 512 thousand rubles. For 2004 the balance-sheet total grew by 7 032 552 thousand rubles. (33%).

The biggest share within the balance- sheet structure belongs to non-current assets, which is typical for electric communication companies. Non-current assets amount as of 01.01.2005 amounted to 24 232 134 thousand rubles (increment - 34,4%), including:

intangible assets	*32 thousand rubles*
fixed assets	*19 786 083 thousand rubles*
capital investments	*1 204 444 thousand rubles*
income-bearing placements into tangible assets	*1 177 thousand rubles*
long-term financial investments	*1 251 842 thousand rubles*
deferred tax assets	*301 197 thousand rubles*
other non-current assets	*1 687 359 thousand rubles*

Current assets as of 01.01.2005 amounted to 3 977 378 thousand rubles (increment- 26,6%), including:

inventory	*854 899 thousand rubles*
VAT by acquired valuables	*1 266 225 thousand rubles*
accounts receivable the payments by which are expected in over 12 months after the report date	*24 904 thousand rubles*
accounts receivable the payments by which are expected within 12 months after the report date	*1 478 159 thousand rubles*
short- term financial investments	*7 761 thousand rubles*
monetary resources	*344 723 thousand rubles*
other current assets	*707 thousand rubles*

The Company's own capital as of 01.01.2005 is represented by:

charter capital	*1 639 765 thousand rubles*
additional capital	*3 980 430 thousand rubles*
reserve capital	*81 988 thousand rubles.*
undistributed profit of passed years	*6 833 997 thousand rubles*
undistributed profit of the report year	*2 056 268 thousand rubles*

The Company's own capital as of 01.01.2005 amounted to 14 592 448 thousand rubles. (increment - 12,4%).

The Company's long-term liabilities amounted to 5 722 878 thousand rubles (increment-68,6%), including:

credits and loans	*3 734 001 thousand rubles*
deferred tax liabilities	*580 691 thousand rubles*
other long-term obligations	*1 408 186 thousand rubles*

The Company's short –term liabilities as of 01.01.2005 amount to 7 894 186 thousand rubles (increment 64,5%), including:

credits and loans	*3 513 292 thousand rubles*
accounts payable	*3 921 305 thousand rubles*
debt to participants (founders) for income payments	*29 411 thousand rubles*
deferred revenue	*230 372 thousand rubles*

III. Profit and loss statement

The revenue from the sales of goods, products, works, services for year 2004– 18 604 604 thousand rubles, including from the sales of telecommunication services– 18 171 248 thousand rubles.

The prime cost of sold goods, products, works, services – 13 264 137 thousand rubles, including of sold telecommunication services – 12 921 832 thousand rubles.

By the results of year 2004 the profit from sales amounted to 5 340 467 thousand rubles with growth rate as compared to the previous year 27%, which is basically influenced by the development and tariff policy. In particular, the increase in base telephone numbers amounted to 258,1 thousand numbers. Beginning from 01.10.2004 the tariffs were increased by 28,6 % for population and by 33,5% for organizations, which resulted in over-fulfillment of revenue plan by 253 million rubles.

In 2004 net profit amounted to 2 056 268 thousand rubles, which exceeds the value of the previous year by 55 012 thousand rubles. The over-fulfillment of the plan in respect of net profit amounted to 15,8% or 281 252 thousand rubles.

Profit before tax by the results of the year amounted to 2 989 751 thousand rubles with the growth rate as compared to the previous year level - 4,8%. Profit before tax was basically influenced by the increase in operating and extraordinary loss, compared to the previous year. In particular, interests by the obtained credits were increased by 280 701 thousand rubles, and doubtful debts reserve (basically for overdue budgetary accounts receivable in respect of non compensated privileges) grew by 602 069 thousand rubles.

Profitability of sales amounted to 40,3%, which corresponds the index of year 2003.

Profitability by profit before tax amounted to 22,5%.

Profitability by net profit amounted to 15,5%.

IV. Distribution of profit and losses by the results of fiscal year 2004

The following trends of allocation of undistributed profit of year 2004 are offered:

- increase in the joint-stock capital as related to undistributed profit 1 511 719 thousand rubles, which makes 73,52% of the Company's net profit;
- payment of dividends 544 549 thousand rubles (26,48 % от чистой прибыли).

It is offered to establish dividend size for year 2004 in the amount of 1,3779 rubles per one ordinary share (50,00% increase as compared to the level of year 2003) and 2,5082 rubles per one preferred share (2,33% increase as compared to the level of year 2003).

In year 2003 426 889 thousand rubles, making 21,24 % of the Company's net profit, were allocated to the dividends payment. The dividend was defined in the amount of 0,9186 rubles per one ordinary share and 2,4510 per one preferred share.

1-st deputy to the General director T.M. Sipatova

Chief accountant N.I. Popkov

12§3-2(b)

EXTRACT FROM MINUTES № 30 of
The session of OJSC "VolgaTelecom" Board of directors held in the form of joint presence

May 20, 2005
11 persons were elected to the Board of directors.
9 persons attended the session in person: Yurchenko E.V., Andreev V.A., Bobin M.V., Grigorieva A.B., Degtyarev V.V., Dudchenko V.V., Romskyi G.A., Savchenko V.D., Fedorov O.R.

2 persons provided their written opinion on the agenda: Lyulin V.F. and Chernogorodskyi S.V.

The following persons were invited:

Omelchenko S.V.	The Company's General Director
Sipatova T.M.	1-st deputy to the General Director for economics and finances
Grigorieva L.I.	Deputy to the General Director for corporate development

THE AGENDA:

3. Recommendations on payment of dividends for 2004: their size, time, procedure and form of their payment on the shares of each category.

III. Recommendations on payment of dividends for 2004: their size, time, procedure and form of their payment on the shares of each category.

The speaker is: Sipatova T.M. – 1-st deputy to the General Director for economics and finances.
Took the floor: Savchenko V.D., Dudchenko V.V., Yurchenko E.V., Bobin M.V., Grigorieva L.I.

Taking into account recommendations of the Committee for audit the Board of directors DECIDED:
1. To recommend to the annual general meeting of the Company's stockholders to pass the resolution on payment of dividends for 2004:

- On ordinary shares in the size of 1,3779 rubles per one share in money form starting from 15.07.2005 till 15.12.2005;
- On preferred shares in the size of 2,5082 rubles per one share in money form staring from 15.07.2005 till 15.12.2005.

Voting: "FOR" – 11; "Against" – none; "Abstain" – none
In accordance with item 13.7. of the Company's Charter THE DECISION WAS MADE.

The Chairman of the Board of directors of
OJSC "VolgaTelecom" signature E.V. Yurchenko
Secretary signature N.I.Pokrovskaya
The date of the minutes execution - May 23, 2005.

The extract is true and correct:
The Company's Corporate secretary N.I.Pokrovskaya

1283-2(b)

The date of submission:
Along with the materials to the annual statement,
submitted by the companies

Dividends calculation
for 2004 fiscal year

OJSC "VolgaTelecom"

Table 5

№	Item description	Measure unit	Per year
1	2	3	
1.	**Net profit** (undistributed profit of the report period) (line190 of form №2 of balance sheet supplement)	Rubles	2,056,267,513
2.	The amount of net profit allocated for payment of dividends on preferred shares	Rubles	205,630,774
	The same in % to the net profit	%	10%
3.	**The quantity of preferred shares, total** Including:	Pieces	81,983,404
	a) in balance of the Company (or redeemed under the requisition of shareholders, due to repayment)	-"-	
	b) the quantity of preferred shares taken for dividends calculation (item 3 minus item"a")	-"-	81,983,404
	c) being state-owned property	-"-	
4.	The size of dividend per one preferred share	Rubles	2.5082
	The same in % to the face value	%	50.16%
5.	The amount of net profit allocated for payment of dividends on ordinary shares	Rubles	338,921,498
	The same in % to the net profit	%	16.48%
6.	**The quantity of ordinary shares, total** Including:	Pieces	245,969,590
	a) in balance of the Company (or redeemed under the requisition of shareholders, due to repayment)	-"-	
	b) the quantity of ordinary shares taken for dividends calculation (item 6 minus item "a") Out of them:	-"-	245,969,590
	1) being state-owned property	-"-	1,969,106
	2) belonging to OJSC "Svyazinvest"	-"-	124,633,745
7.	The size of dividend per one ordinary share	Rubles	1.3779
	The same in % to the face value	%	27.56%
	Total amount for dividends payment	Rubles	544,552,272
	The same in % to the net profit	%	26.48%

FOR REFERENCE: the face value of a share is 5 rubles.

Deputy to the General Director T.M.Sipatova

Executed by: Gor

Phone: 34-23-58

5/3/2005

1253-2(b)

EXTRACT FROM MINUTES № 30 of
The session of OJSC "VolgaTelecom" Board of directors held in the form of joint presence

May 20, 2005

11 persons were elected to the Board of directors.
9 persons attended the session in person: Yurchenko E.V., Andreev V.A., Bobin M.V., Grigorieva A.B., Degtyarev V.V., Dudchenko V.V., Romskyi G.A., Savchenko V.D., Fedorov O.R.

2 persons provided their written opinion on the agenda: Lyulin V.F. and Chernogorodskyi S.V.

The following persons were invited:

Omelchenko S.V.	The Company's General Director
Sipatova T.M.	1-st deputy to the General Director for economics and finances
Grigorieva L.I.	Deputy to the General Director for corporate development

THE AGENDA:

4. Consideration of the draft of changes and addenda to the Company's Charter.

IV. Consideration of the draft of changes and addenda to the Company's Charter.

The speaker is: Grigorieva L.I. - Deputy to the General Director for corporate development.
Took the floor: Bobin M.V., Grigorieva A.B.

Taking into account the proposals of the members of the Board of directors and recommendations of the Committee for corporate governance, the Board of directors DECIDED:

1. To recommend to the annual general meeting of stockholders to introduce changes and addenda to articles 12, 13 and 14 of the Company's Charter.

Voting: "FOR" – 11; "Against" – none; "Abstain" – none

In accordance with item 13.7. of the Company's Charter THE DECISION WAS MADE.

2. To recommend to the annual general meeting of the Company's stockholders not to introduce changes in item 8.2. of article 8.

Voting: "FOR" – 8; "Against" – 3; "Abstain" – none
(Bobin M.V., Dudchenko V.V., Fedorov O.R.)

In accordance with item 13.7. of the Company's Charter by the majority of votes THE DECISION WAS MADE.

The Chairman of the Board of directors of OJSC "VolgaTelecom"	signature	E.V. Yurchenko
Secretary	signature	N.I.Pokrovskaya

The date of the minutes execution - May 23, 2005.

The extract is true and correct:
The Company's Corporate secretary N.I.Pokrovskaya

ВолгаТелеком
Открытое акционерное общество "ВолгаТелеком" * г. Нижний Новгород *

1283-2(6)

Draft

APPROVED by

Annual general meeting of
OJSC "VolgaTelecom" stockholders

June "__", 2005

Minutes № __ of June "__", 2005

The chairman of annual general
meeting of stockholders
______________________ S.V. Omelchenko

Changes and addenda to the

CHARTER of

Open Joint Stock Company "VolgaTelecom"
(OJSC "VolgaTelecom")
New wording

Nizhny Novgorod city,
2005

- To state item 8.2. of article 8 "Rights and duties of shareholders, owners of type A preferred shares" in the wording: "Owners of type A preferred shares have the right to receive the annual fixed dividend except for the cases stipulated by the present Charter. The total sum paid as dividend for type A preferred share is established at the rate of 10 percent of the net profit of the Company according to the results of the last fiscal year divided by the number of placed type A preferred shares. Besides, if the sum of the dividends paid by the Company under each ordinary share in a certain year exceeds the sum to be paid as dividends under each type A preferred share, the size of the dividends paid under the latter, should be increased up to the size of dividends paid under the ordinary shares."
- To state item 12.12. of article 12 "General meeting of shareholders" in the wording: " The communication on holding a general meeting of shareholders should be made public not later **than 30 days** prior to the date of its holding.

In case if the proposed agenda of the extraordinary general meeting of shareholders contains an issue concerning the election of the Board of directors of the Company, the notice about holding an extraordinary general meeting of shareholders should be submitted not later than 50 days prior to the date of the meeting.

In case, if the extraordinary general meeting of shareholders is called on demand of the Company's Auditing committee, the Company's auditor or shareholders (shareholder) who are the owners of at least 10 percent of the Company's voting shares, then the notice about holding extraordinary general meeting of shareholders should be made public not later than 20 days prior to the date of its holding.

The notice about holding an extraordinary general meeting of shareholders should be submitted within the specified deadlines to each person specified in the list of persons, having the right to participate in the general meeting of shareholders, by registered mail or is handed to each of the persons specified in the list, or published in the newspaper "Rossiiskaya gazeta";

- To state sub-item 16 of item 13.4. of article 13 "The Company's Board of directors" in the wording: "16) approval of an internal document defining the procedures of internal control over financial and economic activity of the Company";
- To state sub-item 34 of item 13.4 of article 13 "The Company's Board of directors" in the wording: "34) decision making on the Company's participation in other organizations (joining as a member, termination of participation, the change of size or nominal cost of participation share, the change of quantity of shares or the face value of shares belonging to the company) by way of acquisition, sale or other carve-out of stocks, shares and/or portions of shares, and also by making additional contributions to the charter capitals of other organizations";
- To state sub-item 36 of item 13.4. of article 13 " The Company's Board of directors" in the wording: " 36) decision making on issues referred to the competence of general meetings of **shareholders (participants) of commercial organizations,** in which the sole shareholder (participant) **having the right of vote at the general meeting of shareholders (participants)** is the Company";
- To state sub-item 39 of item 13.4. of article 13 " The Company's Board of directors" in the wording: "39) approval of internal documents (document) defining the rules and approaches to disclosing the information about the Company, the procedure of using the information about the Company's activity, about the Company's securities and transactions, the information not being publicly-accessible";
- To state sub-item 40 of item 13.4. of article 13 " The Company's Board of directors" in the wording: "40) approval of the procedure of risks management in the Company";
- To consider sub-items 40, 41 of item 13.4. of article 13 "The Company's Board of directors" to be sub-items 41, 42 of item 13.4. correspondingly.
- To state sub-item 2 of item 14.4. of article 14 "The Company's Management board" in the wording: "2) decision making on issues referred to the competence of supreme management bodies of non-commercial organizations in which the Company is the sole

founder (participant), excluding non-commercial organizations in which the supreme management body is formed without the founder (participant) involvement."

EXTRACT FROM MINUTES № 30 of
The session of OJSC "VolgaTelecom" Board of directors held in the form of joint presence

May 20, 2005

11 persons were elected to the Board of directors.
9 persons attended the session in person: Yurchenko E.V., Andreev V.A., Bobin M.V., Grigorieva A.B., Degtyarev V.V., Dudchenko V.V., Romskyi G.A., Savchenko V.D., Fedorov O.R.

2 persons provided their written opinion on the agenda: Lyulin V.F. and Chernogorodskyi S.V.

The following persons were invited:

Omelchenko S.V.	The Company's General Director
Sipatova T.M.	1-st deputy to the General Director for economics and finances
Grigorieva L.I.	Deputy to the General Director for corporate development

THE AGENDA:

5. Consideration of drafts of changes and addenda to the Provision on the Board of directors, to the Provision on the procedure of holding general meeting of the Company's stockholders.

V. Consideration of drafts of changes and addenda to the Provision on the Board of directors, to the Provision on the procedure of holding general meeting of the Company's stockholders.

The speaker is: Grigorieva L.I. - Deputy to the General Director for corporate development.
Taking into account the recommendations of the Committee for corporate governance, the Board of directors DECIDED:

1. To recommend to the annual general meeting of stockholders to introduce changes and addenda to the Provision on the Board of directors of the Company.

Voting: "FOR" – 11; "Against" – none; "Abstain" – none
In accordance with item 13.7. of the Company's Charter THE DECISION WAS MADE.

The Chairman of the Board of directors of
OJSC "VolgaTelecom" signature E.V. Yurchenko
Secretary signature N.I.Pokrovskaya
The date of the minutes execution - May 23, 2005.

The extract is true and correct:
The Company's Corporate secretary N.I.Pokrovskaya

Draft

APPROVED by

Annual general meeting of
OJSC "VolgaTelecom" stockholders

June "__ ", 2005

Minutes № __ of June "__", 2005

The chairman of annual general
meeting of stockholders
________________________S.V. Omelchenko

Changes and addenda to The Provision on the Board of directors of

Open Joint Stock Company "VolgaTelecom"
(OJSC "VolgaTelecom")
New wording

Nizhny Novgorod city,
2005

- To state sub-item 3.2.11 of item 3.2 of article 3 "RIGHTS AND DUTIES OF A MEMBER OF THE BOARD OF DIRECTORS, DUE PROCEDURE OF THEIR REALIZATION" in the wording: " to notify in writing the Board of directors about possession of the Company's securities, and also about purchase and sale of the Company's securities, its associated and affiliate companies, to disclose the information about transactions made with such securities (about the quantity, type of securities, date of sale or acquisition) not later than 5 days since the time of their settlement".

- To state paragraph 1 of item 6.5. of article 6 "BOARD OF DIRECTORS SESSION" in the wording: " The notice on convocation of a session of the Board of directors shall be sent out to each member of the Board of directors together with necessary materials in time not less than 14 **business** days prior to the session".

EXTRACT FROM MINUTES № 30 of
The session of OJSC "VolgaTelecom" Board of directors held in the form of joint presence

May 20, 2005

11 persons were elected to the Board of directors.
9 persons attended the session in person: Yurchenko E.V., Andreev V.A., Bobin M.V., Grigorieva A.B., Degtyarev V.V., Dudchenko V.V., Romskyi G.A., Savchenko V.D., Fedorov O.R.

2 persons provided their written opinion on the agenda: Lyulin V.F. and Chernogorodskyi S.V.

The following persons were invited:

Omelchenko S.V.	The Company's General Director
Sipatova T.M.	1-st deputy to the General Director for economics and finances
Grigorieva L.I.	Deputy to the General Director for corporate development

THE AGENDA:

5. Consideration of drafts of changes and addenda to the Provision on the Board of directors, to the Provision on the procedure of holding general meeting of the Company's stockholders.

V. Consideration of drafts of changes and addenda to the Provision on the Board of directors, to the Provision on the procedure of holding general meeting of the Company's stockholders.

The speaker is: Grigorieva L.I. - Deputy to the General Director for corporate development.
The members of the Board of directors proposed:

In connection with filing the revocation of proposal of introducing the changes in item 2.5.1. of the Provision on the procedure of holding general meeting of the Company's stockholders we propose not to consider this change.

Taking into account the recommendations of the Committee for corporate governance, the Board of directors DECIDED:

2. To recommend to the annual general meeting of stockholders to introduce changes and addenda to item 4.1. of the Provision on the procedure of holding general meeting of the Company's stockholders.

   Voting: "FOR" – 11; "Against" – none; "Abstain" – none

In accordance with item 13.7. of the Company's Charter THE DECISION WAS MADE.

The Chairman of the Board of directors of
OJSC "VolgaTelecom" signature E.V. Yurchenko
Secretary signature N.I.Pokrovskaya
The date of the minutes execution - May 23, 2005.

The extract is true and correct:
The Company's Corporate secretary N.I.Pokrovskaya

Draft

APPROVED by

Annual general meeting of
OJSC “VolgaTelecom” stockholders

June "__ ", 2005

Minutes № __ of June “__”, 2005

The chairman of annual general
meeting of stockholders
________________________S.V. Omelchenko

Changes to the Provision on the procedure of holding the general meeting of stockholders of

Open Joint Stock Company “VolgaTelecom”
(OJSC “VolgaTelecom”)
New wording

Nizhny Novgorod city,
2005

- To state item 4.1. of article 4 " NOTICE ON THE GENERAL MEETING OF STOCKHOLDERS" in the wording: "The notice on holding the General meeting of stockholders should be made public not later than 30 days prior to the date of its holding.

In case if the offered agenda of the extraordinary General meeting of stockholders contains the issue of election of the Company's Board of directors, then the notice on holding the extraordinary General meeting of stockholders should be made public not later than 50 days prior to the date of its holding.

In case, if the extraordinary General meeting of stockholders is called on demand of the Company's Auditing committee, the Company's auditor or shareholders (shareholder) who are the owners of at least 10 percent of the Company's voting shares, then the communication on holding the extraordinary General meeting of stockholders should be made public not later than 20 days prior to the date of its holding.

The notice on holding the General meeting of stockholders should be made in the form stipulated by the current legislation of Russian Federation and the Charter of the Company, in the procedure defined by the Board of directors of the Company.

1283-2(0)

EXTRACT FROM MINUTES № 25 of
The session of OJSC "VolgaTelecom" Board of directors held in the form of absentee voting

March 5, 2005 Nizhny Novgorod city

11 persons were elected to the Board of directors.
10 persons participated in the session: Yurchenko E.V., Andreev V.A., Bobin M.V., Grigorieva A.B., Degtyarev V.V., Dudchenko V.V., Lyulin V.F., Savchenko V.D., Chernogorodskyi S.V., Fedorov O.R.

THE AGENDA:

1. Consideration of proposals of OJSC "VolgaTelecom" stockholders on including the issues to the agenda and on nomination of candidates to the Board of directors and the Auditing committee of the Company at the annual general meeting of stockholders.

I. Consideration of proposals of OJSC "VolgaTelecom" stockholders on including the issues to the agenda and on nomination of candidates to the Board of directors and the Auditing committee of the Company at the annual general meeting of stockholders.

Having considered the presented material, the Board of directors DECIDED:

3. To render competent the proposals of OJSC "VolgaTelecom" stockholders – Open Joint Stock Company "Investment communication company"; "Reardon Enterprises Ltd." company; a group of stockholders – legal entities ("U.F.G.I.S. TRADING LIMITED") jointly with "DCL-KF Corporation" and "Pharos Investments Limited" company), in aggregate possessing over 2 percent of the Company's voting shares on nominating the candidates to the Board of directors of OJSC "VolgaTelecom" for the election at the annual general meeting of stockholders.

4. To include the following persons in the list of candidates for the election to the Board of directors of OJSC "VolgaTelecom" at the annual general meeting of stockholders:
    1. Andreev Vladimir Vladimirovich
    2. Belyaev Konstantin Vladimirovich
    3. Bobin Maxim Victorovich
    4. Bulancha Sergey Anatolievich
    5. Grigorieva Alla Borisovna
    6. Devyatkina Lyudmila Ivanovna
    7. Degtyarev Valeryi Victorovich
    8. Kuznetsov Sergey Ivanovich
    9. Kulikov Denis Victorovich
    10. Romskyi Georgyi Alexeevich
    11. Slizen Vitalyi Alexandrovich
    12. Fedorov Oleg Romanovich
    13. Michael Haywood
    14. Chernogorodskyi Sergey Valerievich
    15. Chechelnitskyi Evgenyi Alexandrovich

Voting: "FOR" – 10; "Against" – none; "Abstain" – none

In accordance with item 13.7. of the Company's Charter THE DECISION WAS MADE.

The Chairman of the Board of directors of
OJSC "VolgaTelecom" signature E.V. Yurchenko
Secretary signature N.I.Pokrovskaya
The date of the minutes execution – March 5, 2005.

The extract is true and correct:
The Company's Corporate secretary N.I.Pokrovskaya

1253-2(b)

Data on the candidates to the Board of directors of OJSC "VolgaTelecom"

Surname, name and patronymic name	Year of birth	Education	Place of employment and work status	Other work status	Citizenship	Share ownership during the report year
Andreev Vladimir Alexandrovich	1951	Postsecondary education	Rector of Povolzhskyi state academy of telecommunications and informatics	none	Russian Federation	Does not hold the Company's shares
Belyaev Konstantin Vladimirovich	1968	Postsecondary education	Deputy to the General Director of OJSC "Svyazinvest"	Chairman of the Auditing committee of: OJSC "VolgaTelecom", OJSC "Dalsvyaz"; Member of the Auditing committee of: OJSC "Rostelecom", OJSC MGTS, OJSC "C3T, OJSC "CenterTelecom"	Russian Federation	Does not hold the Company's shares
Bobin Maxim Victorovich	1975	Postsecondary education	Chief of legal department of Moscow's representation office of "NCH Advisors, Inc."	Member of the Board of directors of: OJSC "Abrasive plant "Ilyich", OJSC "SibirTelecom"	Russian Federation	Does not hold the Company's shares
Bulancha Sergey Anatolievich	1959	Postsecondary education	Chief of department of Federal agency of communication	none	Russian Federation	Does not hold the Company's shares
Grigorieva Alla Borisovna	1967	Postsecondary education	Deputy to the director – chief of the sector of the Department of corporate governance of OJSC "Svyazinvest"	Member of the Board of directors of: OJSC Uralsvyazinform"	Russian Federation	2000 of preferred registered shares
Devyatkina Lyudmila Ivanovna	1955	Postsecondary education	Deputy to the director – chief of the sector of the Department of capital investments management of OJSC "Svyazinvest"	Member of the Management board of: OJSC "Southern Telecom Company"	Russian Federation	Does not hold the Company's shares
Degtyarev Valeryi Victorovich	1957	Postsecondary education	General Director of OJSC "Tetrasvyaz"	Member of the Board of directors of: CJSC "Professional telecommunications", CJSC "Radiotel"	Russian Federation	Does not hold the Company's shares
Kuznetsov Sergey Ivanovich	1953	Postsecondary education	First deputy to the General Director of OJSC "Svyazinvest"	Member of the Board of directors of: OJSC "Telecominvest", Inter-	Russian Federation	Does not hold the Company's shares

				regional commercial bank of communication and informatics development (open joint stock company); Member of the Management board of: OJSC "Svyazinvest"		
Kulikov Denis Victorovich	1975	Postsecondary education	Expert of Association for investors rights protection (non-commercial organization)	Member of the Board of directors of: OJSC "Bryanskenergo", OJSC "Pechorskaya GRES", OJSC "Cherepetskaya GRES", OJSC "Vladimirskaya energeticheskaya company", OJSC "Penzenskaya generating company", OJSC "Southern Telecom Company"	Russian Federation	Does not hold the Company's shares
Romskyi Georgyi Alexeevich	1956	Postsecondary education	General director of OJSC "Southern Telecom Company"	Chairman of the Board of directors of: OJSC "Giprosvyaz", Member of the Board of directors of: CJSC "Globus-Telecom", OJSC "Southern Telecom Company", OJSC "SibirTelecom', OJSC "National payphone network"; Member of the Management board of: OJSC "Svyazinvest", OJSC "Rostelecom"	Russian Federation	Does not hold the Company's shares
Slizen Vitalyi Anatolievich	1970	Postsecondary education	Director of the Department of state policy in info communications technologies of the Ministry of Information and Communication of Russia	Member of the Board of directors of: OJSC "Inter-regional TransitTelecom", CJSC "NevaLine", OJSC "Moscow's cellular	Russian Federation	Does not hold the Company's shares

				communication”, CJSC “WebPlace”, CJSC “Petersburg Transit Telecom”, CJSC “Saint-Petersburg Payphones”, OJSC “National payphone network”, CJSC “Saint-Petersburg information Company”; Member of the Management board of: OJSC “Inter-regional TransitTelecom”, OJSC “Telecominvest”		
Fedorov Oleg Romanovich	1968	Postsecondary education	Executive director of corporate finances department of CJSC “Joint financial group”	Member of the Board of directors: OJSC “Novosibirskenergo”	Russian Federation	Does not hold the Company’s shares
Haywood Michael	1951	Postsecondary education	Executive director of Financial group “Faros”	Member of the Board of directors of: OJSC “Krasnyi Oktyabr” (Red October), OJSC “Far east ocean company” OJSC “Stavropolskaya GRES”, OJSC “North-West Telecom”, OJSC “Konakovskaya GRES”, OJSC “Cherepetskaya GRES”, OJSC “Pechorskaya GRES”, OJSC “Electric communication of Stavropol territory”, OJSC “Khabarovskelektrosvyaz”, OJSC “Volskcement”, OJSC	The USA	Does not hold the Company’s shares

				"Gornozavodskcement", OJSC "Maltsovskyi portlandcement", OJSC "Sverdlovskenergo", OJSC "Ryazanenergo", OJSC "Severskyi trubnyi zavod", OJSC "Vladivostok sea commercial harbor", OJSC "Elektrosvyaz of Tula oblast", OJSC "VSMPO", OJSC "Eastern harbor", OJSC "Elektrosvyaz of Nizhny Novgorod oblast", OJSC "Spasskcement"		
Chernogorodskyi Sergey Valerievich	1977	Postsecondary education	Director of the Department of joint-stock capital of OJSC "Sviayzinvest"	Member of the Board of directors of: OJSC "Uralsvyazinform"	Russian Federation	Does not hold the Company's shares
Chechelnitskyi Evgenyi Alexandrovich	1973	Postsecondary education	Deputy to the chief of Federal Service for supervision in communications	none	Russian Federation	Does not hold the Company's shares

OJSC "VolgaTelecom" Board of directors

EXTRACT FROM MINUTES № 25 of

The session of OJSC "VolgaTelecom" Board of directors held in the form of absentee voting

March 5, 2005 Nizhny Novgorod city

11 persons were elected to the Board of directors.

10 persons participated in the session: Yurchenko E.V., Andreev V.A., Bobin M.V., Grigorieva A.B., Degtyarev V.V., Dudchenko V.V., Lyulin V.F., Savchenko V.D., Chernogorodskyi S.V., Fedorov O.R.

THE AGENDA:

1. Consideration of proposals of OJSC "VolgaTelecom" stockholders on including the issues to the agenda and on nomination of candidates to the Board of directors and the Auditing committee of the Company at the annual general meeting of stockholders.

I. Consideration of proposals of OJSC "VolgaTelecom" stockholders on including the issues to the agenda and on nomination of candidates to the Board of directors and the Auditing committee of the Company at the annual general meeting of stockholders.

Having considered the presented material, the Board of directors DECIDED:

5. To render competent the proposal of OJSC "VolgaTelecom" stockholder – Open Joint Stock Company "Investment communication company" on nominating the candidates to the Auditing committee of OJSC "VolgaTelecom" for the election at the annual general meeting of stockholders.
6. To include the following persons in the list of candidates for the election to the Auditing committee of OJSC "VolgaTelecom" at the annual general meeting of stockholders:
    1. Golubitskyi Bogdan Ivanovich
    2. Zubova Tatiana Yurievna
    3. Kachurin Alexander Vladimirovich
    4. Koroleva Olga Grigorievna
    5. Feoktistova Nataliya Vadimovna

Voting: "FOR" – 10; "Against" – none; "Abstain" – none

In accordance with item 13.7. of the Company's Charter THE DECISION WAS MADE.

The Chairman of the Board of directors of
OJSC "VolgaTelecom" signature E.V. Yurchenko
Corporate secretary signature N.I.Pokrovskaya
The date of the minutes execution – March 5, 2005.

The extract is true and correct:
The Company's Corporate secretary N.I.Pokrovskaya

1283-2(b)

Data on the candidates to the Auditing committee of OJSC "VolgaTelecom"

Surname, name and patronymic name	Year of birth	Education	Place of employment and work status	Other work status	Citizenship	Share ownership during the report year
pitskyi Bogdan vich	1979	Postsecondary education	Main specialist of the Department of economic planning and budgeting of OJSC "Svyazinvest"	none	Russian Federation	Does not hold the Company's shares
va Tatiana Yurievna	1960	Postsecondary education	Deputy to the chief of the sector of methodology of the Department of bookkeeping of OJSC "Svyazinvest"	none	Russian Federation	Does not hold the Company's shares
urin Alexander mirovich	1969	Postsecondary education	Deputy to the chief of the sector of treasury of finance department of OJSC "Svyazinvest"	none	Russian Federation	Does not hold the Company's shares
leva Olga Georgievna	1950	Postsecondary education	Chief accountant of OJSC "Svyazinvest"	none	Russian Federation	Does not hold the Company's shares
tistova Nataliya movna	1966	Postsecondary education	Head of the group for work with associated companies of the Department of legal provision of OJSC "Svyazinvest"	Member of the Board of directors of: OJSC "JSC Mobiltelecom"	Russian Federation	Does not hold the Company's shares

The Board of directors of OJSC "VolgaTelecom"

EXTRACT FROM MINUTES № 30 of
The session of OJSC "VolgaTelecom" Board of directors held in the form of joint presence

May 20, 2005

11 persons were elected to the Board of directors.
9 persons attended the session in person: Yurchenko E.V., Andreev V.A., Bobin M.V., Grigorieva A.B., Degtyarev V.V., Dudchenko V.V., Romskyi G.A., Savchenko V.D., Fedorov O.R.

2 persons provided their written opinion on the agenda: Lyulin V.F. and Chernogorodskyi S.V.

The following persons were invited:

Omelchenko S.V.	The Company's General Director
Sipatova T.M.	1-st deputy to the General Director for economics and finances
Grigorieva L.I.	Deputy to the General Director for corporate development

THE AGENDA:

6. Consideration of the candidature of the Company's auditor for 2005.

VI. Consideration of the candidature of the Company's auditor for 2005.

The speaker is Sipatova 1-st deputy to the General Director for economics and finances.
Took the floor: Bobin M.V., Degtyarev V.V., Savchenko V.D., Yurchenko E.V., Dudchenko V.V.
Taking into account the recommendations of the Committee for audit, the Board of directors DECIDED:

1. To recommend to the annual general meeting of stockholders to approve LLC "Ernst & Young" as the Company's auditor for 2005.
   Voting: "FOR"– 10; "Against" – none; "Abstain" – 1 (Fedorov O.R.)

In accordance with item 13.7. of the Company's Charter by the majority of votes THE DECISION WAS MADE.

The Chairman of the Board of directors of OJSC "VolgaTelecom"	signature	E.V. Yurchenko
Secretary	signature	N.I.Pokrovskaya

The date of the minutes execution - May 23, 2005.

The extract is true and correct:
The Company's Corporate secretary N.I.Pokrovskaya

General information on LLC "Ernst & Young" and its employees

"Ernst and Young" is a dynamic group of professionals united by one strategic goal: to become private attorney consultant on business issues for the companies facing important business decision making.

LLC "Ernst and Young" is a leading international company rendering services in the spheres of bookkeeping and audit, taxation, consulting services on transactions and legal support.

LLC "Ernst and Young" is one of the largest international companies providing services of checking and consulting in all major markets and in all economy sectors. LLC "Ernst and Young" renders assistance to companies in the search and using business opportunities in CIS and worldwide.

The term of activity at audit services market in Russian Federation

LLC "Ernst and Young" renders audit services in CIS since 1989.
After opening our Moscow office in 1989, we became the first international company rendering professional services, which launched its activity in Russia and Commonwealth of Independent States. During the past years we were considerably expanding our activity in CIS while the demand for our services was increasing, and now we have 1 600 experts in Moscow, Saint-Petersburg, Yekaterinburg, Novosibirsk, Yuzhno- Sakhalinsk, Kiev, Alma-Aty, Astana, Atirau, Baku, Tashkent and Tbilisi.

LLC "Ernst and Young" assists companies in search and using of business opportunities in CIS and worldwide. Our organization has functional and industry subdivisions. The spheres of specialization of LLC "Ernst and Young" include audit and consulting services, taxation, consulting services on transactions and legal services. We pay special attention to such industries as industrial construction, financial services sector, technologies, telecommunication and entertainment industry, fuel and power, chemical and electric-power industries, retail trade and light industry, transport, real estate, hotel business and construction.

We assist our clients in attraction of investments at the world financial markets and we help them to win confidence of investment community. For the last two years our customers in CIS operating in the sphere of telecommunications have managed to attract more than 1 billion US dollars at Russian and international securities markets, and LLC "Ernst and Young" is proud of its participation in this successful work by right.

We intend to provide our customers with all benefits of our experts' detailed knowledge of the industry. We give specialized consultations to our clients, and involve telecommunication experts working in CIS and abroad for this purpose.

Availability of license for rendering audit services

LLC "Ernst and Young" has a license for audit activity in Russian Federation №E003246. The license is issued on January 17, 2003 and has the validity term of five years.

Possibility of audit report provision by RAS and IFRS

From the moment of entering Russian market we carry out audit checks of Russian and international companies' accounting and we prepare reports by Russian and international audit standards.

Qualification and job-related experience of employees supposed to be involved in audit

More than 60 employees have qualification certificates for the right of conducting general audit. **120** experts in our offices in CIS have CPA and ACCA certificates.

All LLC "Ernst and Young" employees supposed to be involved in audit have high qualification and job-related experience necessary for carrying out an audit check.

EXTRACT FROM MINUTES № 30 of
The session of OJSC "VolgaTelecom" Board of directors held in the form of joint presence

May 20, 2005

11 persons were elected to the Board of directors.
9 persons attended the session in person: Yurchenko E.V., Andreev V.A., Bobin M.V., Grigorieva A.B., Degtyarev V.V., Dudchenko V.V., Romskyi G.A., Savchenko V.D., Fedorov O.R.

2 persons provided their written opinion on the agenda: Lyulin V.F. and Chernogorodskyi S.V.

<u>The following persons were invited:</u>

Omelchenko S.V.	The Company's General Director
Sipatova T.M.	1-st deputy to the General Director for economics and finances
Grigorieva L.I.	Deputy to the General Director for corporate development

THE AGENDA:

7. About the rates of annual remuneration of the members of the Company's Board of directors.

VII. About the rates of annual remuneration of the members of the Company's Board of directors.

The speaker is Bobin M.V. – the chairman of the Committee for staff and rewards.
Took the floor: Grigorieva A.B., Yurchenko E.V.
The Board of directors DECIDED:

1. To recommend to the annual general meeting of stockholders to approve the following rates (percent) of deductions for calculation of annual remuneration to the members of the Board of directors being elected at this annual general meeting of stockholders:

- 0,115 % (one hundred fifteen thousandth of percent) of the Company's EBITDA based on the data of accounting statement for 2005 in accordance with International Accounting Standards;
- 0,164 % (one hundred sixty four thousandth of percent) of the amount of the net profit of the Company allocated for dividends payment based on the results of 2005.

Voting: "FOR" – 11; "Against" – none; "Abstain" – none
In accordance with item 13.7. of the Company's Charter THE DECISION WAS MADE.

The Chairman of the Board of directors of OJSC "VolgaTelecom"	signature	E.V. Yurchenko
Secretary	signature	N.I.Pokrovskaya

The date of the minutes execution - May 23, 2005.

The extract is true and correct:
The Company's Corporate secretary N.I.Pokrovskaya

1253-2(b)

EXTRACT FROM MINUTES № 30 of
The session of OJSC "VolgaTelecom" Board of directors held in the form of joint presence

May 20, 2005

11 persons were elected to the Board of directors.
9 persons attended the session in person: Yurchenko E.V., Andreev V.A., Bobin M.V., Grigorieva A.B., Degtyarev V.V., Dudchenko V.V., Romskyi G.A., Savchenko V.D., Fedorov O.R.

2 persons provided their written opinion on the agenda: Lyulin V.F. and Chernogorodskyi S.V.

The following persons were invited:

Omelchenko S.V.	The Company's General Director
Sipatova T.M.	1-st deputy to the General Director for economics and finances
Grigorieva L.I.	Deputy to the General Director for corporate development

THE AGENDA:

9. On termination of the Company's participation in non-commercial organization "Association of operators of federal network of business servicing "ISKRA" by leaving its membership.

IX. On termination of the Company's participation in non-commercial organization "Association of operators of federal network of business servicing "ISKRA" by leaving its membership.

The speaker is Grigorieva L.I. - deputy to the General Director for corporate development.
Taking into account the recommendation of the Committee for strategic development, the Board of directors DECIDED:

1. To include into the agenda of the annual general meeting of OJSC "VolgaTelecom" stockholders the issue "On termination of the Company's participation in non-commercial organization "Association of operators of federal network of business servicing "ISKRA" by leaving its membership".

2. To recommend to the annual general meeting of stockholders to pass the resolution on termination of OJSC "VolgaTelecom" participation in non-commercial organization "Association of operators of federal network of business servicing "ISKRA" by leaving its membership.

Voting: "FOR" – 11; "Against" – none; "Abstain" – none

In accordance with item 13.7. of the Company's Charter THE DECISION WAS MADE.

The Chairman of the Board of directors of
OJSC "VolgaTelecom" signature E.V. Yurchenko
Secretary signature N.I.Pokrovskaya
The date of the minutes execution - May 23, 2005.

The extract is true and correct:
The Company's Corporate secretary N.I.Pokrovskaya

Explanatory memorandum to

The issue of the agenda "On termination of the Company's participation in non-commercial organization "Association of operators of federal network of business servicing "ISKRA" by leaving its membership".

In order to coordinate entrepreneurial activities in 2001 OJSC "VolgaTelecom" joined non-commercial organization "Association of operators of federal network of business servicing "ISKRA". The Company's initial fee was US$4 000.

The Association was established by 5 founders: OJSC "ACBT", OJSC "Ivtelecom", OJSC "Elektrosvyaz" of Ryazan oblast, OJSC "Elektrosvyaz" of Kaluga oblast and OJSC "Svyazinform" of Astrakhan oblast; the Association was registered by Moscow's registration chamber of the Government of Moscow on November 18, 1999.

At present the Association comprises 17 members: OJSC "ACBT", OJSC "Svyazinvest", OJSC "Uralsvyazinform", OJSC Sibir Telecom", OJSC "Dalsvyaz", OJSC "Southern Telecom Company", OJSC North-West Telecom", OJSC "Rostelecom", OJSC "VolgaTelecom" and others.

The Association carries out its activity on the territory of Russian Federation, and its activity includes:

- Assistance to development of Mutually Agreed Communication Network of Russian Federation;
- Assistance to the development of federal network of business servicing "ISKRA" (hereinafter "Iskra" business servicing network);
- Assistance to provision of required volume and quality of modern communication services rendered to customers at Russian Federation territory;
- Assistance to the development of scientific, technical, economic and organizational foundations of "Iskra" business servicing network;
- Assistance to the advancement of standardized solutions when creating "Iskra" business servicing network;
- Study and assistance to coordination of home designers, suppliers and customers of "Iskra" business servicing network services;
- Advancement of progressive home and foreign experience of organizing digital networks;
- Work out of proposals for "Iskra" business servicing network development;
- Assistance to the development of Russian market of communication services, research of customers requirements, outreach of "Iskra" business servicing network capabilities and advantages;
- Assistance to introduction of home and foreign equipment and software facilitating to the expansion of volume and quality improvement of "Iskra" business servicing network services;
- Work out of proposals for government bodies acting in communication area for regulating the activities in the sphere of providing "Iskra" business servicing network services as per the rules of services rendering, their standartization and control;
- Work out on the basis of uniform technical policy of recommendations for introduction of modern technologies, for expansion of the list of rendered services with simultaneous improvement of their quality, for expansion of the cover area of "Iskra" business servicing network on the entire territory of Russian Federation;
- Organization of coordinated activity of the operators in the course of "Iskra" business servicing network operation.

Given that the goal of the Company's joining the Association is not achieved, hence we consider it inexpedient to continue to be a member of the Association and being guided by item 6.6. of the Association Charter we leave its membership by filing written application for the President.

Basing on the above stated and also pursuant to the Model of reorganization of OJSC "VolgaTelecom" affiliate business approved by the Board of directors on 26.10.2004, we believe

it to be expedient to terminate the participation in non-commercial organization “Association of operators of federal network of business servicing “ISKRA” by leaving its membership.

General Director S.V.Omelchanko

1253-2(б)

EXTRACT FROM MINUTES № 30 of
The session of OJSC "VolgaTelecom" Board of directors held in the form of joint presence

May 20, 2005

11 persons were elected to the Board of directors.
9 persons attended the session in person: Yurchenko E.V., Andreev V.A., Bobin M.V., Grigorieva A.B., Degtyarev V.V., Dudchenko V.V., Romskyi G.A., Savchenko V.D., Fedorov O.R.

2 persons provided their written opinion on the agenda: Lyulin V.F. and Chernogorodskyi S.V.

The following persons were invited:

Omelchenko S.V.	The Company's General Director
Sipatova T.M.	1-st deputy to the General Director for economics and finances
Grigorieva L.I.	Deputy to the General Director for corporate development

THE AGENDA:

10. On termination of the Company's participation in non-commercial organization "Association of operators of federal cellular network NMT-450" by leaving its membership.

X. On termination of the Company's participation in non-commercial organization "Association of operators of federal cellular network NMT-450" by leaving its membership.

The speaker is Grigorieva L.I. - deputy to the General Director for corporate development.

Taking into account the recommendation of the Committee for strategic development, the Board of directors DECIDED:

1. To include into the agenda of the annual general meeting of OJSC "VolgaTelecom" stockholders the issue "On termination of the Company's participation in non-commercial organization "Association of operators of federal cellular network NMT-450" by leaving its membership".

2. To recommend to the annual general meeting of stockholders to pass the resolution on termination of OJSC "VolgaTelecom" participation in non-commercial organization "Association of operators of federal cellular network NMT-450" by leaving its membership.

Voting: "FOR" – 11; "Against" – none; "Abstain" – none

In accordance with item 13.7. of the Company's Charter THE DECISION WAS MADE.

The Chairman of the Board of directors of
OJSC "VolgaTelecom" signature E.V. Yurchenko
Secretary signature N.I.Pokrovskaya
The date of the minutes execution - May 23, 2005.

The extract is true and correct:
The Company's Corporate secretary N.I.Pokrovskaya

1283-2(b)

Explanatory memorandum to

The issue of the agenda "On termination of the Company's participation in non-commercial organization "Association of operators of federal cellular network NMT-450" by leaving its membership".

In order to expedite PSTN development in sub-industry of mobile radio communication on the basis of NMT-450 standard on the territory of Samara oblast OJSC "VolgaTelecom" (earlier OJSC "Svyazinform" of Samara oblast) jointly with 32 other founders and namely: CJSC Delta-Telecom", OJSC "Moscow's Cellular Communication", OJSC "Uralsvyazinform", OJSC "Sibir Telecom", CJSC "Sotel – Nizhny Novgorod", LLC "Vyatskaya cellular communication" and others, established non-commercial organization "Association of operators of federal cellular network NMT-450", registered by Moscow's registration chamber of the Government of Moscow on March 15, 1998. The Company's initial fee was US$2 000.

The organization carries out its activities on the territory of Russian Federation and the Association's tasks are:

- Protection of general rights and interests of the Association's members in government and other bodies;
- Assistance to the Association's members in the expansion of capabilities of their production and social development;
- Coordination of the Association's members in the area of creation and development of agreed for the entire RF territory federal cellular communication NMT-450 having the capacities of integration with similar foreign networks;
- Assistance to construction and development of NMT-450 federal cellular communication;
- Representation of common interests of the Association's members in government and other bodies.

Due to the sale by the Company of the interests of the companies rendering cellular communication services in this standard and the change of the Company's Samara branch over rendering communication services of the other standard there is no need of the Company's further participation in this Association.

In accordance with paragraph 7 of item 5.1. of chapter 5 of the Association's Charter its members are in the right to leave it at their own option. In this case a member of the Association is subsidiary responsible for its liabilities occurred prior to the Association's member leaving and proportionally to its initial fee during two years since the time of leaving. The time of leaving the Association is the receipt by the Executive committee (director) of written application about leaving the Association.

Basing on the above stated and also pursuant to the Model of reorganization of OJSC "VolgaTelecom" affiliate business approved by the Board of directors on 26.10.2004, we believe it to be expedient to terminate the participation in non-commercial organization "Association of operators of federal cellular network NMT-450" by leaving its membership.

General Director S.V. Omelchenko

1283-2(b)

EXTRACT FROM MINUTES № 30 of
The session of OJSC "VolgaTelecom" Board of directors held in the form of joint presence

May 20, 2005

11 persons were elected to the Board of directors.
9 persons attended the session in person: Yurchenko E.V., Andreev V.A., Bobin M.V., Grigorieva A.B., Degtyarev V.V., Dudchenko V.V., Romskyi G.A., Savchenko V.D., Fedorov O.R.

2 persons provided their written opinion on the agenda: Lyulin V.F. and Chernogorodskyi S.V.

The following persons were invited:

Omelchenko S.V.	The Company's General Director
Sipatova T.M.	1-st deputy to the General Director for economics and finances
Grigorieva L.I.	Deputy to the General Director for corporate development

THE AGENDA:

1. On termination of the Company's participation in non-commercial organization "Union of manufacturers and consumers of communication facilities equipment" by leaving its membership.

XI. On termination of the Company's participation in non-commercial organization "Union of manufacturers and consumers of communication facilities equipment" by leaving its membership.

The speaker is Grigorieva L.I. - deputy to the General Director for corporate development.

Taking into account the recommendation of the Committee for strategic development, the Board of directors DECIDED:

1. To include into the agenda of the annual general meeting of OJSC "VolgaTelecom" stockholders the issue "On termination of the Company's participation in non-commercial organization "Union of manufacturers and consumers of communication facilities equipment" by leaving its membership".

2. To recommend to the annual general meeting of stockholders to pass the resolution on termination of OJSC "VolgaTelecom" participation in non-commercial organization "Union of manufacturers and consumers of communication facilities equipment" by leaving its membership.

Voting: "FOR" – 11; "Against" – none; "Abstain" – none
In accordance with item 13.7. of the Company's Charter THE DECISION WAS MADE.

The Chairman of the Board of directors of
OJSC "VolgaTelecom" signature E.V. Yurchenko
Secretary signature N.I.Pokrovskaya
The date of the minutes execution - May 23, 2005.

The extract is true and correct:
The Company's Corporate secretary N.I.Pokrovskaya

1253-2(b)

Explanatory memorandum to

The issue of the agenda "On termination of the Company's participation in non-commercial organization "Union of manufacturers and consumers of communication facilities equipment" by leaving its membership".

In order to ensure the priority of production and application in operation of communication facilities produced in Russian Federation, and also to combine the efforts and interests of home manufacturers of communication equipment and operators providing these services in January 2000 non-commercial organization "Union of manufacturers and consumers of communication facilities equipment" was established. The Company's initial fee was 50 000 rubles.

The union was established by 50 founders, including: Association of communication operators of North-West, Central regions and the Ural, JSCB "Svyaz-Bank", CJSC "RusLeasingSvyaz", OJSC "Uralsvyazinform", OJSC "VolgaTelecom" and other telecom companies.

The organization operates on the territory of Russian Federation and its activity is aimed at:

- Coordination of activity of home and JV companies-manufacturers of telecom equipment, assistance to their fair competition, coordination of their interests with the interests of communication operators;
- Interaction and cooperation with Russian and international organizations and companies operating in telecommunications, assistance to home and JV companies-manufacturers of telecom equipment to achieve the level of their equipment to meet the international levels;
- Conduction of science-technical consultations and provision of information about the latest developments and new samples of communication equipment of Russian and foreign manufacturers;
- Assistance to government bodies regulating the activity in communication industry to conduct anti-monopoly policy;
- Rendering help in establishing business contacts with representatives of government bodies, other telecom unions and associations, leading Russian and foreign experts in the area of development, production and operation of communication facilities;
- Consulting activities;
- Conduction of conferences, workshops, exhibitions, connected with the Union's activity, participation in representation of interests of the Union's members in other similar events;
- Participation in other organizations both in Russia and abroad; C
- Carrying out other activities not contradicting to RF legislation and the present Charter and aimed at achieving the Union's goals and tasks.

Due to the fact that the Company does not interact with this Union and purchases not only home made equipment but also the equipment of foreign manufacturers, and also being guided by the Model of reorganization of OJSC "VolgaTelecom" affiliate business approved by the Board of directors on 26.10.2004, we believe it to be expedient to terminate the participation in this Union and being guided by item 5.4. of the Union's Charter to leave its membership by filing the application.

General Director S.V. Omelchenko

1283-2(b)

EXPLANATORY MEMORANDUM
to the accounting statement of OJSC "VolgaTelecom" for 2004

1. Table of contents

2. General data (the audit of the information provided in this item has not been conducted)

Open Joint Stock Company "VolgaTelecom", OJSC "VolgaTelecom", ITN 5260901817, (hereinafter the Company) was registered on December 15, 1993 by the Committee for city's property and land resources of administration of Nizhny Novgorod city, registration № 448. As of December 31, 2004 the Company's personnel capacity was 49 381 persons (as of December 31, 2003 – 50 994 persons). The Company is registered at the address: 603000, Nizhny Novgorod city, Maxim Gorky square, Post House.

As per the issued licenses the Company's core activity types are:

- Provision of local and intrazonal communication services;
- Provision of local, domestic long-distance and international long-distance communication services via payphones and shared terminals;
- Provision of domestic and international long-distance communication services;
- Provision of cellular mobile communication services (GSM-900, DCS-1800, CDMA-400, NMT-450, CDMA-800);
- Provision of mobile radiotelephone communication services;
- Provision of mobile radio communication services;
- Provision of personal radio call services;
- Provision of personal radio call services with multiplexing of VHF FM channel;
- Provision of communication channels lease services;
- Provision of telematic services (including e-mail service, access to informational resources service, call center, Telefax service, Comfax service, Officefax service, communications processing service, voice messages service, voice information transfer service, audio conferences service, video conferences service);
- Provision of data transfer services;
- Provision of telegraph communication services (including "telegram" service, services of AT/Telex network);
- Provision of cable TV services;
- Provision of wire broadcasting services;
- Provision of TV broadcasting services by using transmission devices;
- Provision of radio broadcasting services by using transmission devices;
- Provision of local telephone communication services by using radio access facilities;
- Provision of TV broadcasting services by using transmission devices (MMDS);
- Accomplishment of works connected to data constituting a state secret;
- Putting into effect the measures and (or) rendering of services in the field of protection of the state secret;
- Putting into effect the measures and (or) rendering of services in the field of protection of the state secret, in connection with functioning of a cryptographic agency;
- Putting into effect the measures and (or) rendering of services in the field of protection of the state secret as regards the technical information protection;
- The organization and putting into effect the measures to ensure the protection of communication confidentiality and other secrets protected by the law;
- Examination of preliminary design and project documentation;
- Construction, capital repairs, reconstruction, expansion and re-equipment of communication facilities;
- Construction, capital repairs, reconstruction, re-equipment of civil installations;

- Geodesic and cartography activity;
- Training, improvement of professional skills of technical officers, the operational personnel, the administrative personnel;
- Maintenance, repair and sale of cash machines;
- Maintenance, repair and sale of communication facilities;
- Installation, repair and maintenance of security alarm systems;
- The organization of restoration of communication networks and facilities during failures and damages;
- Priority provision of communication services and facilities in the interests of defense, the state management, security, law and order;
- Putting into effect the measures for securing communication services in emergency situations;
- Putting into effect the plans of mobilization preparation of communication network and the measures under emergency situations;
- Provision of consulting services;
- Medical services provision;
- Trading and purchasing activity;
- Commercial fishery;
- Fire prevention and extinguishing activity;
- Installation jobs, repair and service of means of maintenance of fire safety of buildings and constructions;
- Operation of electric power, thermal and gas networks;
- Designing and construction of buildings and constructions of responsibility level I and II;
- Engineering research work for construction of buildings and constructions of responsibility level I and II;
- Underground survey;
- Provision of certificates for keys for digital electronic signatures, registration of electronic digital signature owners, provision of services connected to application of electronic digital signatures, and confirmation of authenticity of electronic digital signatures;
- Lumbering activity;
- Passenger traffic with motor transport equipped for transportation of more than 8 persons;
- Transportation of cargoes by motor transport means with carrying capacity over 3.5 tons;
- Material handling (loading and unloading) in railway transportation;
- Repair of measurement instrumentation;
- Storage and sales of oil, gas and products of their processing.

OJSC "VOLGATELECOM"
Explanatory memorandum to 2004 reporting
General data

•

Data on the registrar:

Name: The Company's registrar is CJSC "Registrator- Svyaz".
Location: Moscow
Mailing address: 107078, Moscow city, Kalanchaevskaya street, 15 A.
License number: № 10-000-1-00258
Date of the issue of the license: 01.10.2002.
Validity term: unlimited.
Body issued the license: Russian FCSM.

Data on the auditor:

Name: the Company's auditor is CJSC "Ernst & Young Vneshaudit".
Location: 105062, Russia, Moscow, Podsosenskiy by-street, bld.20/12, str.1-1A.
Mailing address: 115035, Moscow, Sadovnicheskaya quay, bld. 77, str.1
E-mail address: Moscow@ru.ey.com
Data on the auditor's license:
License number: E003246
Date of issue: January 17, 2003
Validity term: 5 years
Body issued the license: Ministry of Finance of Russian Federation

The Company's Board of directors' structure comprises:

The Chairman of the Board of directors:
- Yurchenko Evgenyi Valerievich – deputy to OJSC "Svyazinvest" General Director.

Deputy to the Chairman:
- Lyulin Vladimir Fedorovich – OJSC "VolgaTelecom" General Director.

Members of the Board of directors:
- Bobin Maxim Victorovich – head of legal department of Moscow representation office of "NCH Advisors, Inc" company;
- Grigorieva Alla Borisovna – deputy to the director - head of section of the department of corporate governance of OJSC "Svyazinvest";
- Dudchenko Vladimir Vladimirovich – head of analytical section of Moscow representation office of "NCH Advisors, Inc" company;
- Lopatin Alexander Vladimirovich – deputy to OJSC "Svyazinvest" General Director;
- Romskyi Georgyi Alexeevich – deputy to OJSC "Svyazinvest" General Director;
- Savchenko Victor Dmitrievich – director of legal ensuring department of OJSC "Svyazinvest";
- Andreev Vladimir Alexandrovich – rector of Volga State Academy of telecommunications and informatics;
- Degtyarev Valeriy Victorovich – General director of OJSC "Tetrasvyaz";
- Zabuzova Elena Victorovna – director of the department of economic planning and budgeting of OJSC "Svyazinvest";
- Fedorov Oleg Romanovich – executive director of CJSC "Joint financial group";

-
  - Chernogorodskyi Sergey Valerievich – director of the department of stockholder capital of OJSC "Svyazinvest".

The Company's Management board structure comprises:

- Lyulin Vladimir Fedorovich – OJSC "VolgaTelecom" General Director;
- Kirillov Alexander Ivanovich – 1-st deputy to the General Director – OJSC"VolgaTelecom" technical director;
- Sipatova Taisiya Mikhailovna - 1-st deputy to the General Director for economics and finances of OJSC "VolgaTelecom";
- Grigorieva Lyubov Ivanovna - deputy to OJSC "VolgaTelecom" General Director;
- Vystorop Vasilyi Petrovich – deputy to OJSC "VolgaTelecom" General Director;
- Dyakonov Mikhail Vasilievich – deputy to OJSC "VolgaTelecom" General Director;
- Sklyarov Ivan Petrovich – deputy to OJSC "VolgaTelecom" General Director;
- Evdokimov Oleg Lvovich – deputy to OJSC "VolgaTelecom" General Director;
- Korolkov Oleg Animpadistovich – deputy to the Director General – director of OJSC "VolgaTelecom" branch in Saratov;
- Shchukina Elvira Konstantinovna – director of legal department of OJSC "VolgaTelecom";
- Popkov Nikolai Ivanovich – OJSC "VolgaTelecom" chief accountant;
- Kormilitsyna Lyudmila Alexeevna – deputy to the director of communication department of OJSC "Svyazinvest";
- Elkin Sergey Leonidovich – deputy to the Director General – director of OJSC "VolgaTelecom" branch in Samara;
- Petrov Mikhail Victorovich - deputy to OJSC "VolgaTelecom" General Director.

The Auditing committee structure comprises:

- Belyaev Konstantin Vladimirovich – OJSC "Svyazinvest" chief accountant;
- Podosinov Sergey Vladimirovich – chief expert of the department of internal audit of OJSC "Svyazinvest";
- Greseva Lyubov Alexandrovna – chief expert of the department of internal audit of OJSC "Svyazinvest";
- Tareeva Larisa Valerievna – chief expert of the department of direct investments and property of OJSC "Svyazinvest";
- Feklin Alexander Vasilievich – deputy to the director of the department of internal audit and control of OJSC "VolgaTelecom".
- Alehin Sergey Imanovich – chief expert of internal audit department of OJSC "Svyazinvest";
- Degtyareva Elena Petrovna – chief expert of electric communication department of OJSC "Svyazinvest";
- Tihonov Sergey Vladimirovich – chief expert of internal audit department of OJSC "Svyazinvest";
- Frolov Kirill Victorovich – deputy director of internal audit department of OJSC "Svyazinvest".

3. Accounting policy

This accounting statement of the Company is drawn up on the basis of the following accounting policy.

The basis of drawing up

Bookkeeping is done in accordance with Federal law № 129-ФЗ of November 21, 1996 "On bookkeeping" (with amendments of March 28, 2002 N 32-ФЗ, of December 31, 2002 N 187-ФЗ, of December 31, 2002 N 191-ФЗ, of January10, 2003 N 8-ФЗ and of June 30, 2003 N 86-ФЗ) and "Provision on bookkeeping and accounting statement recording in Russian Federation" approved by RF Ministry of Finances Order № 34н of July 29, 1998 (with amendments of December 30, 1999 № 107н and March 24, 2000), and also with effective regulations on bookkeeping

Assets and liabilities in foreign currencies

While accounting business transactions made in foreign currencies the Company applied official foreign currency rate valid on the date of the transaction settlement. Monetary assets and liabilities, the cost of which is expressed in foreign currency, are reflected in accounting statement in the amounts calculated on the basis of currency rates, established by Russian Federation Central Bank for report dates (rubles per a unit of currency).

Foreign currency	December 31, 2003	December 31, 2004
US Dollar	29,4545	27,7487
Euro	36,8240	37,8104
Japanese Yen	0,2753	0,2675

Foreign exchange differences, which occurred during the year under transactions with assets and liabilities and also during their translation in ruble equivalent as of the report date, are charged to profit and losses account and are reflected in profit and loss statement in the structure of non-sales earnings and expenses.

The exception are foreign exchange differences which have appeared during the year with respect to the settlements with suppliers of fixed assets objects, the cost of which at acquisition is stated in foreign currency. Foreign exchange differences, which have appeared before the reflection of the specified fixed assets objects in the accounting records, are included in their initial cost.

In the cash flow statement the ruble equivalent of foreign exchange balances as of the beginning of the year and of foreign exchange movements during the year is calculated at the official currency rate valid on December 31, 2004, and, correspondingly, 2003.

Short-term and long-term assets and liabilities

In the statement the assets (liabilities) are referred to short-term ones if the term of their circulation (retirement) does not exceed 12 months after the report date. All the other assets and liabilities are represented in the statement as the long-term ones

Intangible assets

The structure of intangible assets reflects exclusive rights to the objects of intellectual property (exclusive copyright for a computer program, trademark).

The copyright for a computer program and trademark is depreciated by line method on the basis of the term of useful life of 5 and 10 years correspondingly.

In the statement the intangible assets are represented at initial cost minus depreciation amount accrued for the entire utilization time.

The cost of intangible assets is retired by the accrual of depreciation amount calculated by line method at account 05 "Amortization of intangible assets".

By the initial cost of intangible assets, acquired in exchange for goods (values) differing from monetary assets, is accepted the cost of transferred assets or the assets subject to the transfer. The latter was fixed on the basis of the price by which the Company under relative circumstances usually defined the cost of similar goods (values).

The cost of intangible assets is retired by the accrual of depreciation by line method during the established term of useful service. The term of useful service is defined by specially created committee and is approved in the established order on the basis of expected performance life term of the object, during which the Company expects to obtain economic benefit (profit) from its usage.

Fixed assets

The structure of fixed assets reflects buildings, installations, equipment, transport vehicles, computing machinery, office appliances, plots of land, machines and other objects with service life of over 12 months which are used for services provision and output of products, or for the Company's management needs and which are capable to provide economic benefits.

The objects of fixed assets are accepted for accounting at initial cost.

By the initial cost of fixed assets, acquired for a fee, is accepted the sum of actual costs of acquisition (construction).

By the initial cost of fixed assets, acquired in exchange for goods (values) differing from monetary assets, is accepted the cost of transferred assets or the assets subject to the transfer. The latter was fixed on the basis of the price by which the Company under relative circumstances usually defined the cost of similar goods (values).

OJSC "VOLGATELECOM"
Explanatory memorandum to 2004 reporting
Accounting policy

In the statement the fixed assets are represented at initial (replacement) cost minus depreciation amount accrued for the entire time of operation

In the structure of fixed assets, the real property objects which are commissioned and actually used before state registration of rights for such objects are recognized.

For fixed assets acquired before January 1, 2002 the norms of depreciation deductions were fixed by each branch independently on the basis of Uniform norms of depreciation deductions approved by Regulation of the USSR Council of Ministers № 1072 of 22.10.1990. For fixed assets acquired after January 1, 2002 the depreciation deductions for the groups of fixed assets were fixed on the basis of RF Government Regulation №1 of 01.01.2002.

Fixed assets are depreciated by line method as per the norms calculated on the basis of adopted terms of useful service:

Production buildings	-	From 5 to 100 years
Installations and transfer mechanisms	-	From 5 to 59 years
Communication equipment	-	From 3 to 30 years
Transport vehicles	-	From 3 to10 years
Computing machinery and office appliances	-	From 3 to 10 years
Other objects	-	From 2 to 30 years

The plots of land and objects of housing facilities were not depreciated.

The objects of fixed assets with the cost not more than 10 000 rubles per a unit, as well as books, brochures and similar publications were amortized for production outlays (expenses for sale) as they were released to production or operation by using account 02 "Amortization of fixed assets".

The outlays for all types of repairs were included into ordinary activities expenses of the report period. The reserve of the costs to be incurred for the repair of fixed assets was not established.

The interest, charged before accepting the objects of fixed assets for accounting, on credits and loans obtained for financing of acquisition (construction) of these objects was included into their initial cost. The interest, charged after accepting the objects of fixed assets for accounting, are reflected in profit and loss statement in the structure of operating earnings.

Fixed assets, obtained under financial rent (leasing) contracts in year 2004 and booked in the structure of the Company's fixed assets, are depreciated by line method on the basis of the term of useful service, which is established equal to leasing contract validity term.

In respect of fixed assets obtained before year 2004 by leasing contracts and recognized in the structure of fixed assets, the amortization is calculated by line method, on the basis of the term of useful service according to Uniform norms of depreciation deductions approved by Regulation of the USSR Council of Ministers № 1072 of 22.10.1990 and the Regulation of RF Government № 1 of 01.01.2002 with application of accelerated depreciation ratio, stipulated by the contract, but not bigger than 3.

Financial investments

Financial investments, for which current market cost is not defined, are reflected in the accounting balance-sheet at their initial cost.

Initial cost of financial investments:
- acquired for value was defined as the amount of actual expenses of the Company for their acquisition,
- acquired under contracts stipulating performance of obligations (payment) by non-monetary assets was defined as the cost of assets transferred by the Company,
- in the form of investments n the capitals of affiliated, dependent and other companies, constitutes monetary appraisal, coordinated by founders (participants) of these companies.

Financial investments, for which as of the end of 2004 steady substantial reduction in value is recognized, were presented in the balance sheet minus reserve established for depreciation of financial investments. The reserve's amount was classified as the increase of operating expenses.

Financial investments, for which trade organizer at the securities market defines fair market value as per the established procedure, are reflected in the accounting statement at fair market value as of December 31, 2004 by adjusting their valuation. The amount of the adjustment is classified as the increase of operating earnings.

During the sale and other retirement of securities, for which fair market value is not defined, the retiring issuing securities were valuated by FCFS method; the retiring non-issuing securities were valuated by the actual cost of each security.

Inventories

Inventories (raw materials, materials, goods) are accepted for accounting at valuation price, which is:

- at acquisition of inventories for value – supplier' price according to supply (sales and purchase) contract;
- at production of inventories by the organization itself – the sum of actual costs connected with their production;
- at receipt of inventories in consideration for contribution to the charter capital of an organization- monetary appraisal coordinated with founders with due account for the requirements of law "On joint-stock companies"
- at receipt of inventories by the gift contract (on a gratis basis), and also remaining from the retirement of fixed assets and other property- fair market value as of the date of acceptance to accounting;
- at receipt of inventories by contracts, stipulating fulfillment of obligations (payment) by non-monetary assets – the cost of assets, transferred or subject to transfer by the Organization.

Transport and procuring expenses and other expenses for bringing the materials to the state in which they are usable, are reflected on the account 16 "Deviations in the cost of materials".

For goods in retail, booked on account 41.02. their trading values are reflected.

Retiring inventories (excluding precious metals) are valuated at average prime cost.

Precious metals are charged off at the prime cost of each unit.

Deferred expenses

Expenses incurred by the Company in the report year but relating to the next report periods are reflected as the deferred expenses. These expenses are subject to amortization on a straight-line basis during the periods to which they are related.

Deferred expenses connected with acquisition of software products and data bases, subject to amortization later than 12 months after the report date, are reflected in the accounting balance-sheet in the structure of other non-current assets.

Debts of buyers and customers

The debts of buyers and customers are reflected in the statement with VAT taken into account, the latter being paid to the budget after the receipt of payment of accounts receivable, and are defined on the basis of prices set by the contracts between the Company and the buyers (customers), all discounts (extra charges) granted by the Company being taken into account. Debt unreal for recovery was charged off the balance as it was recognized to be such. The debt was charged off in accordance with the accounting policy via the established reserve.

The debt of buyers for sold services, works, goods, products, fixed assets, inventories and other property, not repaid in the terms, not stipulated by contracts, and for which appropriate guarantees are not provided, is showed minus doubtful debts reserves.

The amount of reserve is defined separately for each debt on the basis of made inventory depending upon the debtor's solvency and the probability of the debt settlement.

Due to the fact that at communication enterprises the individual analysis of each doubtful debt for communication services is impossible because of large number of subscribers, the reserve was established in the amount of 100% of the debt amount for all unsettled debts for communication services, the payment of which as of the date of the reserve establishment was overdue for 90 and more days. As for the debts the payment of which was delayed less than for 90 days the reserve was not established.

The social protection bodies' debt for reimbursement of expenses, connected with granting facilities for telecommunication services, is reserved in the order, established for core accounts receivable of buyers.

As of the date of drawing up the annual reporting the social protection bodies' debt, which has not been repaid, and assessed by the organization as doubtful, is subject to reservation in the amount of 100 %.

Doubtful debts reserves are classified as the increase of operating expenses.

Additional and reserve capital

Additional capital is formed due to fixed assets value increment defined during re-appraisal and also due to the seniorage obtained as a result of the Company's shares sale at the price exceeding their face value.

The Company establishes reserve capital meant for the cover of its losses, and also for the repayment of bonds and the Company's shares redemption. Reserve capital is established at the expense of the Company's net profit.

Dividends payable are recognized as liabilities and are deducted from the amount of capital as of the report date, if they are declared prior to the report date inclusive. Dividends payable, if they are declared after the report date, are disclosed in the statement as news events after the report date.

Received credits and loans

The Company transfers long-term debt under received credits and loans into the structure of short-term debt at the time when 365 days are left to repay the principal amount of debt as per the terms and conditions of credit and (or) loan contract.

The Company recalculates as of each report date the cost of credits and loans, expressed in foreign currency, but subject to repayment in rubles. The differences which appear at recalculation are referred to non-sales expenses. In the Company's opinion, the revaluation of debt, expressed in the foreign currency, but subject to repayment in rubles at the rate of appropriate foreign currency as of each reporting date will provide more faithful representation of the company's liabilities in respect of creditors.

Additional outlays, incurred in relation to obtaining credits or loans, include the expenses related to:

- rendering of legal and consulting services to the Company;
- carrying out expert examinations;
- consumption of communication services;
- other outlays directly related to obtaining loans in money form

Additional outlays related to obtaining loans and credits, placement of borrowed liabilities are classified by the Company as the expenses of the period in which they were made.

Interest on received credits (loans) is charged on a monthly basis in accordance with the procedure established in the contract.

As for the loans received in money form and raised by the issue of the Company's own bills of exchange, the amount of discount due to payment to the holder of the bill is classified as deferred expenses with further charging off into the structure of operating expenses on a monthly basis by equal shares during the circulation period of bills of exchange.

As for the loans received in money form and raised by the Company's bonds issue, in cases when the issued bonds are sold at the price different from their face value (with discount), then the

amount of the discount is classified as deferred expenses with further charging off into the structure of operating expenses on a monthly basis by equal shares during the period of the bonds circulation

Income tax settlements

The Company calculates and presents in the accounting and reporting deferred tax assets and income tax liabilities, subject to repayment in the next report periods.

Deferred tax assets and liabilities are calculated in relation to temporary differences which are income and expenses forming accounting profit (loss) in one report period and the tax base of income tax – in other report periods.

Deferred tax assets represent the part of deferred income tax which should result in the reduction of income tax due to payment to the budget in the period following the report one or in the next report periods. They are defined by applying income tax rate, established by Russian Federation legislation on taxes and dues, to the deducted temporary differences occurred in the report period

Deferred tax liabilities represent the part of deferred income tax which should result in the increase of income tax due to payment to the budget in the period following the report one or in the next report periods. They are defined by applying income tax rate, established by Russian Federation legislation on taxes and dues, to taxable temporary differences occurred in the report period.

By current income tax is recognized the tax for the taxation purposes calculated in accordance with the requirements of chapter 25 of Russian Federation Tax Code and defined in bookkeeping on the basis of the amount of contingent income tax adjusted to the amounts of constant tax assets and liabilities, and also of deferred tax assets and liabilities of the report period.

Current income tax is recognized in the reporting as a liability to the budget equal to the unpaid amount of income tax.

Contingent expense (gain) of income tax is calculated as the product of accounting profit (loss) by income tax rate established by Russian Federation legislation on taxes and dues.

Occurred income tax overpayments to the budgets of Russian Federation subjects and to local territorial budgets are reflected in the structure of accounts receivable

Revenue recognition

The Company's revenues are subdivided into the income under ordinary activities and other income (operating, non-sales and extraordinary income).

Sales proceeds of products and services rendering are recognized by the accrual method, i.e. as the services are rendered and are reflected in the accounting minus VAT, customs duties and discounts granted to the buyers.

Proceeds from products sale subject to conditions of the exchange of goods (barter) are defined by the cost of values received or subject to receipt by the Company calculated on the basis of prices at which the Company usually defines the cost of similar values under comparable circumstances.

Income from the Company's assets granted for rent is referred to income under ordinary activities.

Dividends in the structure of other income are recognized as they are declared.

Expenditures recognition

Expenditures depending on their nature and activity types are subdivided into the expenditures under ordinary activities and other expenses (operating, non-sales and extraordinary expenses).

Ordinary activities expenses are formed in the amount calculated in money terms equal to the amount of payment in money or other form or to the amount of accounts payable.

The Company calculates complete production cost of rendered services, work done, sold products without separating administrative and commercial expenses.

Government aid

Budgetary funds received on account of government aid (subventions, subsidies) are recognized as monetary assets and resources, differing from monetary assets, are actually received and are reflected in the balance-sheet in the structure of deferred revenues.

Budgetary credits obtained by the Company are reflected in the balance-sheet in the structure of borrowed funds.

Target financing

The funds of target financing are recognized as monetary funds and resources, differing from monetary funds, are actually received and are reflected in the structure of deferred revenues.

Deferred expenses reserves

The Company establishes a reserve for the payment of coming rest leaves of employees and the reserve of deferred expenses for remuneration by the results of work for a year.

Expenses for establishment of reserves are referred to ordinary activities expenses; to the increase in the initial cost of fixed assets objects in the course of construction, and also to the structure of non-sales expenses, depending on the kind of activity the employees, considered at calculation of deferred expenses reserves.

Expenses for pension provision

Social deductions are made by means of payment of unified social tax, calculated by the Company at medium rate 32,51%, applied to the sum of labor remuneration and other employee's remunerations. The Company refers the sums of unified social tax to three social funds (government pension fund, social insurance fund and medical insurance fund), at that pension fund contributions

are calculated at medium rate 25,61%, depending on annual sum of payments and remunerations to each employee. The contributions are referred to current expenses as they are accrued.

In addition to the package of government pension provision the Company participates in the program of one-off payment of pecuniary aid in the amount of one to three official salaries to the Company's employees in case of their retirement. This program covers the most part of the Company's workers and does not stipulate any special fund deductions. The amount of payment depends on the record of service when retiring.

The Company also participates in pension programs implemented within the package of non-government pension provision. The amount of fees is defined on annual basis and they are classified as expenses as they occur. See also item 10 of the present Explanatory memorandum

Property and liabilities inventory is made:

- of fixed assets – at least once in two years as of November 1 of the report year;
- of intangible assets – every year as of December 1 of the report year;
- of uncompleted capital construction and other capital investments – every year as of November 1 of the report year;
- of raw materials, materials, equipment for installation, semi-finished products, goods, finished products at warehouses – every year as of November 1 of the report year;
- of precious metals – twice a year;
- of uncompleted production – every quarter as of the end of the quarter;
- of deferred revenues and expenditures – every year as of December 31 of the report year;
- of money funds at the accounts in banks – every year as of December 31 of the report year;
- of money funds in cash office – at least once per a quarter;
- of long-term financial investments – every year as of December 31 of the report year;
- of short-term financial investments, monetary instruments – every quarter as of the quarter end;
- of settlements with debtors and of doubtful debts reserve – every quarter as of the quarter end;
- of settlements with creditors (under settlements with communication operators) – every quarter as of the quarter end, with other creditor – once a year as of December 31 of the report year;
- of settlements for taxes and obligatory deductions to the budget and off-budget funds – at least once a year;
- of settlements for target financing – every year as of December 31 of the report year;
- of internal settlements – at least once per quarter;
- of settlements with personnel, advance holders – once a year as of December 31 of the report year.

Changes in the accounting policy for 2004

At preparation of annual reporting for the purpose of formation of reliable information on the amount of obligations as of the year end, the Company established contingent reserves for carry-over vacation of employees, as according to valid legislation the Company has no opportunity to refuse such obligations. The amount of reserve is defined by the results of inventory and amounts to 176 982,7 thousands rubles.

According to Provision on bookkeeping 1/1998 "Accounting policy of organization" the consequences of change of accounting policy, which influence or are capable to influence considerably the financial results of the Company's activity, are reflected in the accounting statement on the basis of the requirement to present numeral indexes at least for two years.

Due to a large number of employees and multi- branches organizational structure, the Company hasn't managed to assess with adequate degree of reliability the amount of similar obligations existing as of the year beginning, in the money terms. That is why the Company made partial correction with the purpose of comparability of indexes of accounting balance sheet as of the year beginning and the data of profit and loss statement for year 2003. The correction is made by the amount of carry-over vacations as of 2004, detected in the course of inventory, made on December 31, 2004.

In the course of year 2004 the expenses for payment of carry-over vacations were reflected in the general procedure and were included into the structure of ordinary activities expenses. The Company is not capable to asses with adequate degree of reliability the amount of such expenses by the specified above reasons.

Inventory results are reflected in the statement for year 2004 by means of correction of comparable data for 2003 in the accounting balance-sheet, profit and loss statement and capital changes statement.

The results of recalculation are reflected in the accounting statement for 2004 in the following way:

- In the accounting balance-sheet as of January 01, 2004 incoming balances of line 145 "Deferred tax assets" increased by 4 621 thousand rubles, incoming balances of line 650 "Deferred expenses reserves" in the amount of 19 320 thousand rubles are introduced, the value of line 460 "Undistributed profit of past years" is decreased by 14 699 thousand rubles.
- In the Profit and loss statement in column "For similar period of the past year" line 020 "Prime cost of sold goods, products, works and services" is increased by 16 713 thousand rubles, line 130 "Non-sales expenses" is increased by 65 thousands rubles, line 152 "Deferred tax assets" increased by 4 011 thousand rubles.
- The statement on capital changes reflects the reduction of undistributed profit of past years in the amount of 2 543 thousand rubles in line 101 "Changes in the accounting policy", in the line 202 "Net profit (loss) of the report year" the decrease is by 16 778 thousand rubles.

In year 2004 the Company within the framework of application of Provision on bookkeeping "Accounting of income tax settlements" (Provision on bookkeeping 18/2002) changed classification of differences, arising by doubtful debts reserve and by property received on a gratis basis, from "permanent" differences to temporary differences"

With the purpose to bringing the Company's income tax expenses for 2003 to the values comparable with expenses for year 2004, the Company calculated incoming balances of deferred tax assets by the difference, effective on December 31, 2003, and introduced changes to comparable indexes of Profit and loss statement.

The results of recalculation are reflected in the accounting statement for 2004 in the following way:

- In the accounting balance-sheet as of January 01, 2004 incoming balances of line 145 "Deferred tax assets" increased by 42 948 thousand rubles (including by doubtful debts reserve – by 18 861 thousand rubles, by property received on a gratis basis – by 24 087 thousand rubles), the value of line 460 "Undistributed profit of past years" is increased by 42 948 thousand rubles (including by doubtful debts reserve – by 18 861, by property received on a gratis basis – by 24 087).
- In the Profit and loss statement in column "For similar period of the past year" line 152 "Deferred tax assets" increased by 4 585 thousand rubles (including reduction in respect of doubtful debts reserve - 2 376 thousand rubles, and the increase by property received on a gratis basis - 6 961 thousand rubles).
- Capital changes statement reflects the increase in undistributed profit of past years in line 101 "Changes in the accounting policy" in the amount of 38 974 thousand rubles" (including 17 126 thousand rubles at the expense of property received on a gratis basis and 21 848 thousand rubles at the expense of doubtful debts reserve) , in line 202 "Net profit (loss) of the report year" the increase is by 8 596 thousand rubles (including the reduction at the expense of doubtful debts reserve - 2 376 thousand rubles, increase at the expense of property received on a gratis basis - 6 961 thousand rubles, increase by 4 011 thousand rubles at the expense of rest leaves reserve)

In 2004 the Company transferred commissioned and actually used real property facilities to the fixed assets structure, prior to state registration of rights of ownership for such objects.

Changes in the accounting policy for 2005

Essential changes capable to influence financial statement considerably are not introduced in the accounting policy for 2005.

4. Comparative data

Comparative data in the Company's accounting for 2004 are formed by the adjustment of data of final accounting for 2003 to bring them to conformity with accounting indexes for year 2004.

Changes of opening balance-sheet as of January 1, 2004.

Number	Balance sheet item as of 31.12.2003 Value	Balance-sheet item as of 01.01.2004	Deviations	Comments
110	56	56		
120	14 979 153	14 982 787	+ 3 634	Commissioned and actually used real property facilities are transferred to the fixed assets structure
130	1 040 822	1 037 188	(3 634)	
145	3 766	51 335	+ 47 569	Deferred tax assets are increased, because of reflection of reserves of deferred expenses for rest leaves not used in periods prior to 2004
150	791 588	788 890	(2 698)	Software products with performance life less than 12 months are transferred to deferred expenses (line 216)
190	17 990 554	18 035 425	+ 44 871	Total
210	517 854	520 552	+2 698	Software products with performance life less than 12 months are transferred to deferred expenses (line 216)
216	103 918	106 616	+2 698	Software products with performance life less than 12 months are transferred to deferred expenses (line 216)
290	3 138 837	3 141 535	+2 698	Total
300	21 129 391	21 176 960	+ 47 569	Total
460	5 134 850	7 172 537	+2 037 687	Past years profit is decreased by 28 249 thousand rubles at the expense of correction of incoming balances by deferred expenses reserve (line 650-19 320) and incoming balances by deferred tax assets, calculated by deferred expenses reserve (+47 569). Current year profit is transferred from (line 470+2 009 438)
490	12 954 268	12 982 517	+ 28 249	Total
620	3 102 458	3 100 976	(1482)	Total accounts payable amount is decreased by deposited dividends sums, transferred to the structure of debt to participants (founders) for income payment (line 630)
621	1 595 731	1 595 763	+32	Settlements with affiliated and dependent companies are transferred from settlements with

Comparative data

				other creditors (line.626)
625	263 582	263 591	+9	Settlements by motor way users tax are transferred from other creditors (line.626)
626	660 426	658 903	(1 523)	Settlements by motor way users tax are transferred to settlements with suppliers and contractors (line 621- 32 thousand rubles), settlements by motor way users tax are transferred to line - debt for taxes and dues (line 625 - 9 thousand rubles), accounts payable are decreased by deposited dividends sums, transferred to the structure of debt to participants (founders) for income payment (line 630- 1 482 thousand rubles)
630	20 974	22 456	+ 1 482	Total accounts payable amount is decreased by deposited dividends sums, transferred to the structure of debt to participants (founders) for income payment (line 630)
650	0	19 320	+ 19 320	Incoming balances of reserve of deferred expenses for rest leaves not used in the periods prior to year 2004, are reflected
690	4 780 850	4 800 170	+ 19 320	Total
700	21 129 391	21 176 960	+ 47 569	Total

In the accounting balance-sheet in order to ensure comparability of data as of the beginning of 2004, the incoming balances for deferred tax assets are reflected, in connection with the reflection of reserves of deferred expenses for rest leaves not used in the periods prior to year 2004. The increase in line 145 "Deferred tax assets" as of the year beginning amounts to 47 569 thousand rubles, the value of line 650 "Deferred expenses reserve" as of the year beginning amounts to 19 320 thousand rubles, which resulted in the change of the value of line 460 "Undistributed profit (uncovered loss) of past years" by 28 249 thousand rubles.

Changes of comparative information for 2003 in Profit and loss statement.

Line code	Column .3 form 2 for 2003	Column 4 form 2 for 2004	Deviations	Explanations
010	14 677 305	14 677 305		
020	(10 471 151)	(10 487 864)	(16 713)	The prime cost of sold goods, products, works, services is increased by the sum of reserve of deferred expenses for rest leaves of employees involved in ordinary activities, the rest leaves not being used by them in year 2003.
050	4 206 154	4 189 441	(16 713)	Profit on sales of 2003 is reduced by the sum of reserve of deferred expenses for rest leaves not used in year 2003
090	288 022	187 204	(100 818)	Other operating earnings are reduced by the sum of reserve reconstruction

Comparative data

100	(761 413)	(660 595)	100 818	Other operating earnings are reduced by the sum of reserve reconstruction
130	(869 117)	(869 182)	(65)	Non-sales expenses of year 2003 are increased by the sum of reserve of deferred expenses for rest leaves of employees involved in the activity the expenses by which are referred to non-sales expenses structure, the rest leaves not being used by them in year 2003.
140	2 867 138	2 850 360	(16 778)	The profit before tax is reduced by the sum of reserve of deferred expenses for rest leaves, not used by employees in year 2003
150	(858 481)	(849 885)	8 596	Income tax expenses are adjusted by the sum of correction of deferred tax assets and liabilities.
151	(150 230)	(150 230)	-	
152	1 829	10 425	+ 8 596	Deferred tax assets are increased in connection with the change of classification of differences by doubtful debts reserve
190	2 009 438	2 001 256	(8 182)	2003 net profit is decreased by the amount of effect of the recognition of reserve of deferred expenses for rest leaves not used by employees in year 2003

Comparable data on the Company's revenues and expenses for 2003 are provided in Profit and loss statement in column "For similar period preceding the report one".

The value of net profit for 2003 in line 190 reduced by 8 182 thousand rubles by the amount of effect of recognition of reserve of deferred expenses for rest leaves not used by employees in year 2003 and in connection with the change of classification of differences by doubtful debts reserve.

Changes of comparable information for 2004 in Annex to accounting balance-sheet.

Line code	Column 6 form 5 for 2003	Column 3 form 5 for 2004 год	Deviations	Explanations
201	3 165 563	3 272 464	+106 901	(+65 039) transferred from line 203 , (+40 879) transferred from line 208, (+1 297) from 08 account fixed assets without state registration, from line 202 (+ 232) to line 204 (-485), to line 206(-61)
202	8 616 846	8 636 741	+19 895	Buildings (-232)are transferred from line 201, buildings (+8779) are transferred to line 203, (+9 952 transferred from line 208, (+2 337) from 08 account fixed assets without state registration are transferred to line 205 (-941)
203	12 739 440	12 821 415	+81 975	From line 208 transferred (+299 218), transferred, to line 201(-65 039), transferred to line 202 (-8 779), transferred to line 205 (-65 556), transferred to line 208 (-77 541), transferred to line 204 (-1 091), transferred from line 206 (+763).
204	387 952	390 329	+2 377	From line 208 (+801) transferred, from line 201(+485) transferred from line 203(+ 1 091)
205	722 549	822 807	+100 258	From line 203 (+65 556) transferred from line

				208 (+31 227) transferred, from line 202 (+941) transferred from line 207 (+2 534)
206	91 166	90 464	-702	From line 201(+61) to line 203(-763)
207	2 712	2 712	0	To line 205 (-2 534) transferred from line 208 (+2534)
208	515 186	208 116	-307 070	To line 203 transferred (-299 218), transferred from line 203 (+77 541) , (-40 879) transferred to line 201, (-9 952) transferred to line 202, to line 204 (-801)transferred to line 205 (-31 227) transferred to line 207 (-2534)
210	26 241 414	26 245 048	+3 634	Commissioned and actually used real property objects are transferred to the structure of fixed assets.
221	744 769	755 817	+11 048	From line 223 (+3 828) from line 226 (+7 820)to line 222 (-259) to line 224 (-364) from the balance (+23)
222	4 231 255	4 238 358	+7 103	From line 223 (+3 649) transferred from line 226 (+3 433), from line 221 (+259) to line 225 (-238)
223	5 409 482	5 535 173	+ 125 691	To line 221(-3 828) to line 222 (-3 649) from line 226 (+195 775) to line 225 (-61 426) to line 224 (-1 181)
224	256 532	258 502	+1 970	From line 223 (+1 181) from line 221 (+364) from line 226 (+425)
225	275 916	345 618	+69 702	From line 222 (+238) to line 223 (+61 426) from line 226 (+8 038)
226	344 307	128 793	-215 514	To line 221 (-7 820) to line 222 (-3 433) to line 223 (-195 775) to line 224(-425) to line 225 (-8 038) from the balance (-23)

In connection with the change of Uniform chart of accounts for 2004 the data on fixed assets in the section "Fixed assets" and "Amortization" of form № 5 "Annex to accounting balance-sheet" , as of the year beginning are adjusted in accordance with chart of accounts, fixed assets groups are formed upon the accounts of fixed assets in social sphere.

5. Analysis and estimation of balance sheet structure, earnings record. (the audit of the information provided in this item has not been conducted))

Analysis and estimation of balance sheet structure

As of December 31, 2004 the structure of balance sheet is characterized by the following indices:

	01.01.2004	31.12. 2004
Cash ratio	0,05	0,04
Working capital ratio	0,67	0,50
Ratio of own current assets supply	-1,53	-2,42
Profitability of sales	28,7	28,7

Cash ratio characterizes the cover of short-term debt obligations at the expense of the Company's monetary funds. It is defined as the ratio of the most liquid assets of the enterprise (monetary funds, line 260 of the balance sheet assets) to current liabilities (total of section V of the balance sheet liabilities).

Working capital ratio characterizes general supply of the Company by current assets for carrying out economic activity and timely repayment of term liabilities. It is defined as the ratio of actual cost of current assets in the form of production stocks, finished products, monetary funds, accounts receivable and other current assets (total of section II of the balance sheet assets) available with the Company to the most urgent liabilities of enterprises in the form of short-term bank credits, short-term loans and accounts payable (total of section V of the balance sheet liabilities).

Ratio of own current assets supply characterizes the availability with the Company of its own current assets required for their financial stability. It is defined as the ratio of difference between the volumes of own funds sources (total of section III of the balance sheet liabilities) and the actual cost of fixed assets and other non-current assets (total of section I of the balance sheet assets) to the actual cost of current assets in the form of production stocks, uncompleted production, finished products, monetary funds, accounts receivable and other current assets (total of section II of the balance sheet assets) available with enterprises. The ratio of own current assets supply is lower than the value of normative standard due to the fact that the Company's current liabilities exceed the current assets by 3 916 808 thousand rubles.

Profitability of sales characterizes the efficiency of the Company's operation. It is defined by the ratio of products sales profit (line 050 of form №2) to the sales volume (line 010 of form № 2).

Earnings record for 2004

Activity type	Proceeds (line 010 of form.№ 2)		Prime cost (line 020 of form №2)		Profit (line 050 of form.№2)		Earnings record Δ,%
	2004	2003	2004	2003	2004	2003	
Communication services	18 171 248	14 242 307	12 921 832	10 136 128	5 249 416	4 106 179	27,8
Other	433 356	434 998	342 305	351 736	91 051	83 262	9,3
TOTAL:	**18 604 604**	**14 677 305**	**13 264 137**	**10 487 864**	**5 340 467**	**4 189 441**	**27,5**

By the results of year 2004 the profit from sales amounted to 5 340 467 thousand rubles with the growth rate as compared to the previous year 27%, which is basically connected with the Company's development and tariff policy. In particular, the increase in basic telephone numbers amounted to 258, 1 thousands numbers. The increase in tariffs beginning from 01.10.2004 was by 28,6% for citizens and by 33,5 % for organizations instead of expected 20% and 25% correspondingly, which objectively resulted in the over -fulfillment of proceeds plan by 253 million rubles.

In 2004 the net profit amounted to 2 056 268 thousand rubles, which exceeds the value of the previous year by 55 012 thousand rubles. The over-fulfillment of net profit plan amounted to 15,8% or 281 252 thousand rubles.

Profit before tax by the year results amounted to 2 989 751 thousand rubles with the growth rate vs. the previous year level 4, 8%. The profit before tax was basically influenced by the increase in operating and non-sales loss compared to the previous year. In particular, the amount of interests due to payment by obtained credits increased by 280 701 thousand rubles. Reserve of doubtful debts, mainly for overdue accounts receivable of budget by not compensated facilities, increased by 602 069 thousand rubles.

Profitability of sales amounted to 40,3%, which corresponds to the index of year 2003.

Profitability by profit before tax amounted to 22,5%.

Profitability by net profit amounted to 15,5%.

The indices of the Company's activity efficiency in 2004 are represented in the table:

Index	Measure unit	2004
Revenue per an employee, including dual jobholders and non-listed workers	Thousand rubles	378,8
The rate of growth to the relevant period of the previous year	%	133,9
Revenue per a line	Rubles	4 313,6
The rate of growth to the relevant period of the previous year	%	117,8
Expenses per an employee, including dual jobholders and non-listed workers	Thousand rubles	270,1
The rate of growth to the relevant period of the previous year	%	133,1

Expenses per a line	Rubles	3 075,3
The rate of growth to the relevant period of the previous year	%	117,7
Sales profit per an employee, including dual jobholders and non-listed workers	Thousand rubles	108,7
The rate of growth to the relevant period of the previous year	%	133,0
Sales profit per a line	Rubles	1 238,2
The rate of growth to the relevant period of the previous year	%	117,8
Profit before tax per an employee, including dual jobholders and non-listed workers	Thousand rubles	60,8
The rate of growth to the relevant period of the previous year	%	109,7
Profit before tax per a line	Rubles	693,2
The rate of growth to the relevant period of the previous year	%	97,1
The number of lines per an employee	lines	87,8
The rate of growth to the relevant period of the previous year	%	112,9
Prime cost	Rubles	71,3
The rate of growth to the relevant period of the previous year	%	100

The Company's marketing strategy consists in formation and realization of competitive services, obtaining maximum possible profit and the increase in the investments efficiency, and finally in the most complete satisfaction of consumer demand for telecommunication services.

By year 2006 the Company plans to increase its income by factor of 1,7 as compared to year 2003 and bring the sales volume up to 772,9 million dollars.

In year 2005 the Company's foreground goals in the sphere of financial policy are the following:

- Financial consolidation of assets;
- Increase in the liquidity and the manageability of all assets;
- Raising transparency and investment attractiveness.

Within the framework of realization of actions on the increase in liquidity, the Company faces the following tasks:

- Perfection of assets structure;
- Improvement of borrowed capital structure;
- Sale of non-core assets.

The Company's management elaborated the list of actions on the improvement of liquidity situation in year 2005:

- Diversification of short-term liabilities as related to credits and loans into long –term liabilities;
- To finance the Company's investment activity by means of attraction of long-term external sources of financing;
- To optimize the structure of debt to suppliers and contractors (to establish settlements procedure with optimum distribution of debt load);
- To analyze the expediency and efficiency of financial investments;
- To raise the volume of Company's proceeds up to the planned indexes.

6. Explanations to essential balance sheet items

6.1. Fixed assets (item 120 of the Balance-sheet)

As of January 1, 2004 the Company did not revaluate its fixed assets.

The change of the cost of the fixed assets:

	2004	2003
Increase of the cost of the fixed assets, total	6 931 352	4 260 104
Including due to:		
Acquisition of new objects	1 066 183	948 360
Construction of new objects	5 827 203	3 237 543
Free of charge obtainment	37 966	56 746
Other acquisition	-	17 455
Reduction (retirement) of the cost of the fixed assets, total	(471 911)	(359 110)
Including due to:		
Sales of fixed assets	(78 736)	(29 479)
Writing off of fixed assets	(367 159)	(291 739)
Other retirement	(26 016)	(37 892)
Change of depreciation, total	(1 656 145)	(1 332 744)
Charged depreciation for the period	(2 040 937)	(1 614 401)
Accrued depreciation for acquired fixed assets	(23 265)	-
Depreciation for realized objects	70 025	20 808
Depreciation for written off objects	334 195	255 501
Depreciation for other retirements of objects	3 837	5 348
Total change of the cost of the fixed assets	4 803 296	2 568 250

The major portion (83%) of the acquired fixed assets is the equipment of communication networks, buildings, switches, transport vehicles, computing machinery, other communication equipment; 98 % of constructed fixed assets objects are communication lines, buildings and other equipment of communication networks.

As of December 31, 2004, the Company's fixed assets for the sum of 5 580 727 thousand rubles are pledged with banks to assure future payments by the contracts of bank loan.

As of December 31, 2004 the Company has fixed assets for the sum 403 085 thousand rubles, commissioned and actually used, in the course of state registration.

Fixed assets obtained under leasing contracts

As of December 31, 2004 the Company concluded 112 contracts of financial rent (leasing) for the amount of 2 616 281 thousand rubles. The terms of lease are from 30 to 132 months.

The cost of fixed assets obtained under leasing contracts:

	As of 01.01.2004	As of 31.12.2004
Fixed assets in the Company's balance:		
- original cost of fixed assets	1 428 300	2 408 490
- charged depreciation for fixed assets	(366 375)	(857 450)
- balance sheet value of fixed assets	1 061 925	1 551 040
Fixed assets in lessor's balance:		
- contract value of fixed assets	202 413	176 550

The amounts of leasing payments to be incurred:

The term of payments	The amounts of payments, total	Including:	
		For fixed assets in the Company's balance (are reflected in the structure of liabilities in items 520 and 620 of the Balance sheet)	For fixed assets in the lessor's balance (are not reflected in the structure of liabilities)
Year 2005	634 931	616 552	18 379
Years 2006 - 2010	1 105 648	1 105 639	9
After 2010	-	-	-
TOTAL:	**1 740 579**	**1 722 191**	**18 388**

6.2. Capital investments (item 130 of the Balance sheet):

	As of 01.01.2004	As of 31.12.2004
Investments into non-current assets, total:	983 219	1 084 670
в том числе: Including: Construction, modernization and reconstruction of fixed assets objects by contract method	677 515	929 919
Construction, modernization and reconstruction of fixed assets objects under its own stream	68 943	57 590
Capital investments into leased objects of fixed assets	393	-
Acquisition of separate objects of fixed assets	14 263	32 278
Acquisition of fixed assets under leasing contracts	165 755	6 401
Objects of completed capital construction prior to commissioning	56 313	58 464
Other	37	18
Equipment for installation	53 969	119 774
TOTAL:	**1 037 188**	**1 204 444**

The Company is constructing and re-constructing the objects. 1 977 216 thousand rubles are allocated for new construction, 850 648 thousand rubles – for reconstruction, 3 474 639 thousand rubles – for the expansion, 311 202 thousand rubles – for technical upgrading. During 2004 the expenses for the

investment activity amounted to 6 992 797 thousand rubles, basic production assets worth of 6 915 967 thousand rubles were put into operation.

6.3. Financial investments (items 140 and 250 of the Balance-sheet)

Section 4 of form №5 Annex to accounting balance-sheet provides the information about the value of financial investments by the types, including the value of financial investments which had been adjusted to the current market value as of December 31, 2004.

The Company's contributions to charter capitals of affiliated, dependent and other companies

Company's name	Activity type	The value of investments as of 31.12.2004	Share in charter capital, %	Share fraction of voting shares, %
Affiliated companies				
CJSC "Orenburg-GSM"	Cellular, radio telephone communication services	102	51	51
CJSC "Digital telecommunications"	Local telephone communication services	2 768	100	100
LLC "Vyatka-Page"	Paging communication	18	91	-
CJSC "Ulyanovsk-GSM"	Cellular communication services	62 166	60	60
CJSC "Public telephone Saratov"	Telecommunication services	50	50+1 акция	-
LLC Russian-American JV "Izhcom"	Data transfer services	23 572	100	-
OJSC "ICN "OMRIX"	Telecommunication services	489	74	-
CJSC "Cellular communication of Mordoviya"	Telecommunication services	30	60	60
CJSC "Telesvyazinform"	Telecommunication services	10	100	100
CJSC "Pulse Radio Yoshkar-Ola"	Telecommunication services	183	61	61
LLC "Radio-Resonance"	Airplay of TV-radio programs	4	51	-
CJSC "Nizhegorodskaya cellular communication"	Cellular communication services	651 974	100	100
OJSC "Tatincom – T"	Cellular communication services, GSM	473 936	50+1акция	50+1акция
CJSC "Transsvyaz"	Local communication services	4 150	80	80
Depreciation reserve		(10)	-	-
Total:		**1 219 442**		
Dependent companies				
OJSC "Telesot"	Telecommunication services	9 435	32	32
CJSC "Saratov Mobile"	Cellular communication services	3 301	50	50
CJSC "Samara-Telecom"	Local telephone	75	28	28

	communication services			
CJSC "Penza Mobile"	Cellular communication services	1 210	40	40
CJSC JV "Pulse Radio"	Over-the-air radio broadcasting	-	40	40
LLC "Reanta"	Commercial services	2	21	-
CJSC "Nizhegorodskyi radio telephone"	Fixed and wireless radio communication services	50	50	50
CJSC "Ericsson svyaz"	Other services	11	24	24
CJSC "Nizhegorodteleservice"	Creation and operation of integrated system	1 191	40	40
CJSC Commercial Bank "C-Bank"	Bank services	5 980	42	42
CJSC "Chuvashiya Mobile"	Cellular communication services	502	30	30
CJSC "Chery Page"	Paging communication services	114	50	50
Depreciation reserve		(11)		
Total:		**21 860**		
Financial investments in other organizations		**9 231**		
Depreciation reserve		(580)		
TOTAL: (the sum of the balance sheet items 141, 142, 143,)		**1 249 953**		

Income received in the form of dividends from long-term financial investments is reflected in the item "Income from participation in other organizations" in Income and loss report, in the amount of 43 594 thousand rubles (in year 2003 - 30 910 thousand rubles).

According to the Board of directors' resolution during year 2004 the Company acquired 31,2% of shares of OJSC "Informational Commercial Networks "Omrix" (15 494 ordinary shares), 40% of shares of CJSC "Transsvyaz" (1 600 ordinary shares), 9 % of CJSC "Unyanovsk – GSM" (9 ordinary shares), 49 % share of participation in the charter capital of LLC "Izhcom" for 405,9 thousand rubles, 3 989,8 thousand rubles, for 62 115 thousand rubles and 23 265,55 thousand rubles correspondingly. Shares and the share of participation are purchased for the purpose of rendering data transfer services by the Company in the territory of Orenburg region and the Republic of Udmurtyia, for development of local telephone communication in distant regions of Nizhny Novgorod city and of cellular communication on the territory of Ulyanovsk city and Ulyanovsk region. Records in the shareholders registers confirming the transfer of right of ownership for the specified securities were made on January 15, 2004, August 20, 2004, July 16, 2004 and September 27, 2004, and also the constituent documents modifications connected with the change of the founder, were registered on May 18, 2004.

In May 2004 the Company and Tomilov Nikolai Vladimirovich concluded the contract of purchase and sale of the share in LLC "Insurance company "ASK-VAZ", which belonged to the Company. The cost of retired share in the amount of 6, 65 thousand rubles is included into the structure of operating expenses and is shown in item 100 of Profit and loss statement. The income of the sale amounted to 9,46 thousand rubles and is shown in item 090 if Profit and loss statement.

In May 2004 the Company and LLC "MC- Direct" concluded the contract of purchase and sale of CJSC "Sotel- Nizhny Novgorod" shares which belonged to the Company. The cost of retired shares in the amount of 20,0 thousand rubles, and also the Company's additional expenses for the sale of shares in the amount of 189,9 thousand rubles are included into the structure of operating expenses and are shown in item 100 of Profit and loss statement. The income of the sale amounted to 17 882,58 thousand rubles and is shown in item 090 of Profit and loss statement.

In May 2004 the Company and LLC "MC- Direct" concluded the contract of purchase and sale of share of participation in the charter capital of LLC "Udmurtskie cellular networks -450", which belonged to the Company. The cost of retired share in the amount 150,0 thousand rubles, and also the Company's additional expenses for the sale of the share in the amount of 67,26 thousand rubles are included into the structure of operating expenses and are shown in item 100 of Profit and loss statement. The income of the sale amounted 134 169,52 thousand rubles and is shown in item 090 of Profit and loss statement.

In May 2004 the Company and LLC "MC- Direct" concluded the contract of purchase and sale of share of participation in the charter capital of LLC "Vyatskaya cellular communication", which belonged to the Company. The cost of retired share in the amount 40,8 thousand rubles, and also the Company's additional expenses for the sale of the share in the amount of 67,26 thousand rubles are included into the structure of operating expenses and are shown in item 100 of Profit and loss statement. The income of the sale amounted 45 697,95 thousand rubles and is shown in item 090 of Profit and loss statement.

In May 2004 the Company and LLC "MC- Direct" concluded the contract of purchase and sale of CJSC "Saratov system of cellular communication" shares which belonged to the Company. The cost of retired shares in the amount of 6,0 thousand rubles, and also the Company's additional expenses for the sale of shares in the amount of 189,901 thousand rubles are included into the structure of operating expenses and are shown in item 100 of Profit and loss statement. The income of the sale amounted to 6 886,67 thousand rubles and is shown in item 090 of Profit and loss statement.

In July 2004 the Company and OJSC "Mobile TeleSystems" concluded the contract of purchase and sale of CJSC "Digital networks of Udmurtiya – 900" shares which belonged to the Company. The cost of retired shares in the amount of 49,0 thousand rubles, and also the Company's additional expenses for the sale of shares in the amount of 6 978,34 thousand rubles are included into the structure of operating expenses and are shown in item 100 of Profit and loss statement. The income of the sale amounted to 186 728,96 thousand rubles and is shown in item 090 of Profit and loss statement.

In October 2004 the Company and OJSC "Nizhny Novgorod regional trading center "Miza" concluded the contract of purchase and sale of OJSC "Nizhny Novgorod regional trading center "Miza" shares which belonged to the Company. The cost of retired shares in the amount of 1 300,0 thousand rubles is included into the structure of operating expenses and shown in item 100 of Profit and loss statement. The income of the sale amounted to 644,35 thousand rubles and is shown in item 090 of Profit and loss statement.

OJSC "VOLGATELECOM"
Explanatory memorandum to 2004 reporting
Explanations to essential balance-sheet items

In November 2004 the Company and CJSC "Finances- Consultations- Service and Partnership" concluded the contract of purchase and sale of CJSC "ROSBANK – VOLGA" shares which belonged to the Company. The cost of retired shares in the amount of 5 900,0 thousand rubles, and also the Company's additional expenses for the sale of shares in the amount of 1,52 thousand rubles are included into the structure of operating expenses and are shown in item 100 of Profit and loss statement. The income of the sale amounted to 5 900,0 thousand rubles and is shown in item 090 of Profit and loss statement.

In December 2004 the Company and Masutina Olga Yevgenyievna concluded the contract of purchase and sale of OJSC Joint-stock commercial bank "Mordovpromstroibank" shares which belonged to the Company. The cost of retired shares in the amount of 2 837,0 thousand rubles is included into the structure of operating expenses and is shown in item 100 of Profit and loss statement. The income of the sale amounted to 4 255,5 thousand rubles and is shown in item 090 of Profit and loss statement.

In 2004 the Company did not transfer securities to other organizations as a contribution to charter capital.

In 2004 the Company did not transfer securities to other organization on a gratis basis.

In 2004 LLC "Private Security Enterprise-ROS" is closed down. The loss from the retired share amounted to 27,43 thousand rubles and is includes in the operating expenses and reflected in item 100 of Profit and loss statement.

Loans granted to other organizations

Loans granted by the Company as of December 31, 2004:

Borrower's name	Loan's amount	Repayment period	Annual interest rate, %	Obtained guarantee (asset's name/value)
Short-term loans				
CJSC "Orenburg GSM"	3 000	31.12.2003	0	none
CJSC "Nizhegorodskyi radio telephone"	2 925	29.06.2004	13	Fixed assets worth of 2 913,5
Depreciation reserve	-			
TOTAL:	**5 925**			

Change of valuation of financial investments in 2004

In year 2004 the Company adjusted to fair market value its financial investments in the following securities:

Explanations to essential balance-sheet items

Securities	Value as of 01.01.2004	Value as of 31.12.2004	Change of valuation	Referred to the structure of
Value adjustment, total :	383	803	420	
including				
Shares of OJSC "RF Sberbank"	383	803	420	Operating earnings

Data on depreciation reserve of financial investments in year 2004.

Financial investments	Reserve as of 01.01.2004	Reserve established in 2004	Reserved used in 2004	Reserved reestablished in 2004	Reserve as of 31.12.2004
Reserve, total	**522**	**79**	-	-	**601**
Including					
JS Commercial bank "AYAR"	385	-	-	-	385
JS Commercial Bank of Mordovya "MarPrombank"	60				60
CJSC "Orentcart"	50				50
LLC "Samara pay phone"	10				10
CJSC "Zamok Sheremetieva"	17				17
CJSC "Telesvyazinform"	-	10	-	-	10
CJSC "Ericsson svyaz"	-	11	-	-	11
LLC "EKAD"	-	58	-	-	58

6.4. Deferred tax assets (item 145 of the Balance sheet)

Flow of deferred tax assets in 2004:

Balance as of 01.01.2004	51 335
Created in the report period for deducted temporary differences	295 024
Repaid to reduce tax payments	(45 162)
Balance as of 31.12.2004	301 197

6.5. Other non-current assets (item 150 of the Balance sheet):

	As of 01.01.2004	As of 31.12.2004
Advances paid on account of settlements for acquisition and creation of non-current assets	84 930	166 232
Deferred expenses for redemption of property by leasing contracts	143	-
Deferred expenses for acquisition of software products and databases	703 817	1 521 127
Results of completed R&D, which have produced positive result	-	-

TOTAL:	**788 890**	**1 687 359**

The structure of deferred expenses for acquisition of software products and databases reflects the Company's expenses for the acquisition of "Oracle E-Business Suite" software for the enterprise management.

In accordance with the decision of the Management board of OJSC "Svyazinvest" № 10 of 14.04.2003 on the implementation of Enterprise Resource Planning system (ERP) at OJSC "Svyazinvest" enterprises, on May 28, 2003 the Company's Board of directors approved the decision on the expediency of implementing ERP system on the basis of Oracle E-Business Suite software and approved the contract with CJSC "Open technologies 98" for the supply of Oracle E-Business Suite software worth of 663 278 thousand rubles (equivalent to 21 915 thousand US$). According to the contract of sale and delivery among other applications the Company acquired 13 029 licenses of E-Business Suite 2003 Professional for nonexclusive right for the software usage. The Company is planning to complete the implementation of the system in 2007.

Oracle E-Business Suite software

The Company's costs of purchase and roll-out of "Oracle E-Business Suite" software for the management of an enterprise in the amount of 768 624 thousand rubles are reflected within the structure of deferred expenses for the acquisition of software products and data bases. The Company acquired 13 029 licenses "E-business Suite 2003 Professional" for nonexclusive right for the use of the software.

The costs of acquisition and roll-out of "Oracle E-Business Suite" software will be written off to the structure of the Company's current expenses after the beginning of software operation proportionally to the number of used licenses in the useful service period of licenses established within the limits of 5-7 years.

The Company plans to implement the specified system completely in the period from 2005 to 2008.

Amdocs Billing Suite software

The Company's cost of purchase of "Amdocs Billing Suite" software for the purpose of unified computerized settlements system implementation in the amount of 645 579 thousand rubles are reflected within the structure of deferred expenses for the acquisition of software products and data bases. The project of implementation of unified computerized settlements system on the basis of "Amdocs Billing Suite" platform is planned for 4-5 years..

The purchase of "Amdocs Billing Suite" software is approved by the Company's Board of directors on November 20, 2004.

"Amdocs Billing Suite" software is delivered in December 2004 by LLC "IBM Eastern Europe/Asia", to which the Company transferred its own notes in hand in number of 18 pieces for the sum of 755 622 as a security of settlements. The repayment of granted promissory notes is planned before June 1, 2006.

The costs of acquisition and roll-out of "Amdocs Billing Suite" software will be written off to the structure of the Company's current expenses after the beginning of software operation proportionally to the cost of implemented modules in the useful service period of modules established within the limits of 5 years.

6.6. Inventories

The structure of raw materials, materials and other similar values (item 211 of the Balance sheet):

	As of 01.01.2004	As of 31.12.2004
Cable	92 957	252 469
Fuel	8 001	9 081
Spare parts	67 039	69 525
Materials transferred for processing to a third party	118	355
Construction materials	41 061	149 467
Inventory and economic accessories	32 691	37 039
Other materials	129 359	170 695
TOTAL:	**371 226**	**688 631**

As of December 31, 2004 the inventories were not pledged.

In 2004 the reserve for the inventories reduction was not created.

6.7. Long-term accounts receivable of buyers and customers

(item 231 of the Balance sheet):

	As of 01.01.2004	As of 31.12.2004
Settlements with buyers and customers under non-core types of activity	4 073	3 153
Settlements for realized assets	273	155
TOTAL:	**4 346**	**3 308**

6.8. Short-term accounts receivable of buyers and customers

(item 241 of the Balance sheet):

	Backlog total	Reserve for doubtful debts	Backlog, less the reserve for doubtful debts
As of 01.01.2004			
Settlements with natural persons (for communication services)	577 224	34 049	543 175
Settlements with social protection bodies for reimbursement of expenses related to granting of privileges to some categories of subscribers	579 583	308 046	271 537
Settlements with budgetary organizations for communication services	165 219	47 052	118 167
Settlements for commercial organizations' services (excluding communication services providers)	292 438	45 110	247 328
Settlements with communication services providers for communication services	143 576	18 880	124 696
Settlements with buyers and customers for non-core types of activity	46 662	9 395	37 267
Settlements for realized assets	2 952	252	2 700
Settlements with client state for civil defense	229	91	138
TOTAL as of 01.01.2004:	**1 807 883**	**462 875**	**1 345 008**
As of 31.12.2004			
Settlements with natural persons (for communication services)	681 813	48 114	633 699
Settlements with social protection bodies for reimbursement of expenses related to granting of privileges to some categories of subscribers	1 071 088	1 071 065	23
Settlements with budgetary organizations for communication services	170 283	33 112	137 171
Settlements for commercial organizations' services (excluding communication services providers)	307 978	58 079	249 899
Settlements with communication services providers for communication services	115 599	25 978	89 621
Settlements with buyers and customers for non-core types of activity	58 476	18 004	40 472
Settlements for realized assets	3 404	59	3 345
Settlements with client state for civil defense	3 110	2 905	205
TOATL as of 31.12.2004:	**2 411 751**	**1 257 316**	**1 154 435**

In 2005 article 47 of Federal law of July 07, 2003 № 126-ФЗ "On communication" becomes valid; it changes the procedure of granting privileges to natural persons at rendering services to them by telecommunication organizations. Beginning from January 2005, telecommunication services users, having right for privileges, are obliged to pay the services rendered to them in the full size with further compensation of expenditures they made directly at the expense of means of budget of appropriate level. Herewith the budgets do not stipulate financing in 2005 the remaining debt of social protection bodies for reimbursement of expenses, connected with granting privileges to some categories of subscribers in previous periods.

Social protection bodies debt for the reimbursement of expenses, connected with granting privileges to some categories of subscribers amounts to 44,4 % of the total sum of accounts receivable of buyers as of December 31, 2004 (32% as of 01 January, 2004)

In 2004 the Company recovered 221 878 thousand rubles from federal budget in repayment of the specified debt.

In December 2004 the Company assessed the probability of repayment of debt for reimbursement of expenses connected with granting privileges to some categories of subscribers, and taking into account possible dept repayment in a judicial procedure, charged doubtful debts reserve in the amount of 1 071 065 thousand rubles, which made 100% of the total sum of debt of social protection bodies as of December 31, 2004.

6.9. Other accounts receivable the payments on which are expected within 12 months after the report date

(item 243 of the Balance sheet)

	As of 01.01.2004	As of 31.12.2004
Settlements for taxes and dues	46 446	12 796
Settlements for social insurance and provision	6 381	18 279
Settlements with personnel for remuneration of labor	36	351
Settlements with accountable persons	922	1 284
Settlements with personnel for other operations	12 907	10 764
Settlements with different debtors:	72 289	132 912
- settlements for property and personal insurance	-	779
- settlements for claims	2 032	1 880
- settlements for due income	52	5 288
- settlements for investments	-	-
- other settlements with affiliated and dependent companies	-	-
- settlements for operations with securities	2	2
- other	70 203	124 963
TOTAL:	**138 981**	**176 386**

6.10. Charter capital (item 410 of the Balance sheet):

The charter capital amounts to 1 639 765 thousand rubles and consists of 245 969 590 pieces of ordinary and 81 983 404 pieces of preferred shares with face value of 5 rubles each.

Stockholders	Ordinary shares		Preferred shares		Face value of placed shares
	Quantity (pieces)	Face value	Quantity (pieces)	Face value	
Legal entities, total:	**231 473 054**	**5,00**	**56 116 395**	**5,00**	**1 437 947 245**
Including:					
- OJSC "Svyazinvest"	124 633 745	5,00	-	-	623 168 725
- Affiliated and dependent companies	42 276	5,00	160 594	5,00	1 014 350
Among them:					
CJSC "Digital telecommunications"	-	-	1 829	5,00	9 145
CJSC "Commercial bank "C-Bank"	33 455	5,00	135 574	5,00	845 145
CJSC "Digital networks of Udmurtiya – 900"	8 821	5,00	23 191	5,00	160 060
-Other legal entities, total	106 797 033	5,00	55 955 801	5,00	813 764 170
Among them:					
«"ING BANK (EURASIA)" (CLOSED JOINT STOCK COMPANY)	44 034 981	5,00	8 489 778	5,00	262 623 795
CJSC "DKK"	13 913 380	5,00	13 886 962	5,00	139 001 710
CJSC "BRANSWICK UBS NOMINEES"	10 755 305	5,00	9 144 366	5,00	99 498 355
LINDSELL TNTERPRISES LIMITED	4 279 882	5,00	9 571 555	5,00	69 257 185
Commercial Bank "J.P. Morgan Bank International" (Limited Liability Company)	10 050 912	5,00	2 934 753	5,00	64 928 325
WAKEMAN ENTERPRISES LIMITED	6 423 113	5,00	78 980	5,00	32 510 465
CJSC "ABN AMRO BANK Plc"	958 122	5,00	4 787 763	5,00	28 729 425
PRUETT ENTERPRISES	3 569 696	5,00	1 848 248	5,00	27 089 720

LIMITED					
OJSC "RTK-Leasing"	3 528 547	5,00	-	-	17 642 735
Other	9 283 095	5,00	5 213 396	5,00	72 482 455
Natural persons, total:	14 496 536	5,00	25 867 009	5,00	201 817 725
- Company's employees	2 481 548	5,00	8 699 274	5,00	55 904 110
- Other	12 014 988	5,00	17 167 735	5,00	145 913 615
TOTAL:	**245 969 590**	**5,00**	**81 983 404**	**5,00**	**1 639 764 970**

As of December 31, 2004 the Company's charter capital is completely paid.

Preferred shares do not grant the right to vote. They may not be converted into ordinary shares; annual dividend in the amount of 10% of the Company's net profit based on the results of the last fiscal year divided by the number of preferred shares, which make 25% of the Company's charter capital, is paid on them.

6.11. Treasury stock (item 440 of the Balance sheet)
As of December 31, 2004 the Company did not have treasury stock.

6.12. Profit distribution (the audit of the information provided in this item has not been conducted)

Scheduled 2004 profit distribution subject to the approval at the annual general meeting of the Company's stockholders which is to take place in June 2005:

	Amount
Capital before the report year profit distribution	
Charter capital	1 639 765
Reserve capital	81 988
Additional capital	3 980 430
Profit of the past years	6 833 997
Profit of the report year	2 056 268
Total capital before profit distribution:	**14 592 448**
Trends of the report year profit distribution	
Profit allocated for the reserve fund establishment	-
Profit allocated for the establishment of a special fund of the Company's employees corporalization (if its establishment is stipulated by the constituent documents)	-
Profit allocated for dividends	(544 549)
Results of the report year profit distribution	**(544 549)**
Capital after the profit distribution	
Charter capital	1 639 765
Reserve capital	81 988
Additional capital	3 980 430
Profit of the past years	8 345 716
Total capital after the profit distribution:	**14 047 899**
Reduction of capital after the report year profit distribution	**(544 549)**
Gain (reduction) of capital as related to undistributed profit of the report year	1 511 719

Dividends for 2004 are not reflected in the attached financial statement. They will be reflected as the use of undistributed profit during the year which ends on December 31, 2005, after their approval at the annual general meeting of the Company's shareholders.

6.13. Dividends

In 2004 it was declared to pay dividends for the year ended on December 31, 2003 in the amount of 0,9186 ruble per one ordinary share and 2,4510 rubles per one preferred share. The amount of dividends due to payment was 426 889 thousand rubles.

Type of shares	Number of shares (pieces)	Dividend per 1 share (rubles)	Total sum of dividends (rubles)
Preferred type A shares	81 983 404	2,4510	200 941 323
Ordinary shares	245 969 590	0,9186	225 947 665
TOTAL:	**327 952 994**		**426 888 988**

6.14. Credits and loans (lines 510 and 610 of the Balance sheet):

	Long-term		Short-term	
	01.01.2004	**31.12.2004**	**01.01.2004**	**31.12.2004**
Banks' credits, total:	**1 012 450**	**2 631 000**	**806 296**	**2 042 520**
Including:				
RF Savings Bank	676 861	2 631 000	535 030	1 489 904
CJSC JSIC Nizhegorodpromstroibank	-	-	7 199	-
OJSC "Vneshtorgbank"	35 589	-	63 058	36 993
CJSC "International Moscow's Bank"	300 000	-	201 009	500 623
LLC "Borskyi Combank"	-	-	-	15 000
Loans	**43 542**	**44 176**	**171 776**	**293 814**
including:				
Vnesheconombank	32 906	29 770	166 126	280 565
Department of finances of Penza oblast	10 636	14 406	5 414	12 190
Other	-	-	236	1 059
Bonds issued	**1 051 688**	**1 058 825**	**31 829**	**29 829**
Promissory note loans:	**-**	**-**	**438 345**	**1 147 129**
- OJSC "Vneshtorgbank"	-	-	438 345	900 000
- OJSC «JS Commercial bank Sarovbusinessbank"	-	-	-	200 000
- other	-	-	-	4 139
Discount on promissory note loans				42 990
TOTAL:	**2 107 680**	**3 734 001**	**1 448 246**	**3 513 292**

Short-term debt

Bank loans
Vnesheconombank

In 1995-1996 Russian Federation Ministry of Finance granted long-term financing to the Company for the purpose of buying telecommunication equipment from various foreign suppliers. Vnesheconombank acted as an agent, crediting the Company in the name of the Ministry. As of December 31, 2004 the short-term part of liabilities in respect of Vnesheconombank amounts to 280 565 thousand rubles.

In 2004 the Company revaluated liabilities in respect of Vnesheconombank expressed in euro and subject to repayment in rubles. The sum of revaluation amounted to 248 173 thousand rubles and is reflected in line 130 "Non-sales expenses" – the principal debt 188 909 thousand rubles in item "Other non-sales expenses", amount of charged and revaluated fines and penalties 59 264 thousand rubles – in item "Losses of past years detected in the report year".

Promissory note loans

OJSC "VOLGATELECOM"
Explanatory memorandum to 2004 reporting
Explanations to essential balance-sheet items

In 2004 the Company concluded a contract with OJSC "Vneshtorgbank" on the transfer of non interest bearing notes in hand to the bank's property. As of December 31, 2004 the sum amounts to 900 000 thousand rubles. The date of payment of promissory notes is year 2005. The discount is established in the amount from 10 to 11 %.

In 2004 the Company concluded a contract with OJSC "JS Commercial bank Sarovbusinessbank" on the transfer of interesting – bearing notes in hand to the bank's property. As of December 31, 2004 the sum amounts to 200 000 thousand rubles. Te date of repayment of promissory notes is year 2005. The interest rate is established in the amount 10 %.

Credits

Savings bank
Short- t erm c redit i ndebtedness i n r espect o f S avings b ank i s p resented m ainly b y ruble c redits, received in 2004. The dates of repayment are 2005. The rate of credits amounts to 12-13 % annually. As of December 31, 2004 the debt amounted to 1 489 904 thousand rubles. The security for the specified credits are fixed assets for the sum 1 203 572 thousand rubles.

International Moscow's Bank

In November 2003 the Company concluded credit agreement with "International Moscow's Bank". As of December 31, 2004 the debt amounted to 100 623 thousand rubles. The credit interest rate is 12% annually. The date of repayment is February 2005. The security for the specified credit are fixed assets in the amount of 360 664 thousand rubles.

In December 2004 the bank opened a credit line in the amount of 700 000 thousand rubles for the Company. As of December 31, 2004 the Company's debt in respect of the bank by the specified contract amounted to 400 000 thousand rubles. The date of repayment is December 2005. The interests by the contract are charged and paid at the rate 11,25% annually. The security for the specified credit are fixed assets in the amount of 805 000 thousand rubles.

LLC "Borskyi commercial bank"

In October 2004 the Company concluded a contract with LLC "Borskyi commercial bank" for credit obtaining in the amount of 15 000 thousand rubles. The date of repayment of the credit – October 2005. The Company pays interests on credit at the rate of 13% annually. The security for the specified credit are fixed assets in the amount of 16 471,8 thousand rubles.

Long-term debt
Loans
Bonds

In February 2003 the Company registered the issue of 1 000 000 paper coupon bearer bonds of the face value of 1 thousand rubles each. The bonds have 12 interest coupons. The payments by the first coupon are made on the 91-st day since the date of the Bonds placement beginning, other

coupon payments are made in every 91 day. The interest rate by the first and the second coupons is defined in the amount of 4,75% per year, by the third and the fourth coupons in the amount of 16,5% per year, by the fifth –the tenth coupons – 15% per year, by the eleventh and the twelfth coupons – 13% per year. The Bonds are due to repayment on February 2006, on the 1096-th day since the date of their placement. In 2004 the Company met in full the obligation on repayment of coupon yield by the forth bond coupon – 41 590 thousand rubles, by the fifth bond coupon -37 810 thousand rubles, by the sixth bond coupon - 37 400 thousand rubles, by the seventh bond coupon - 37 400 thousand rubles. Total size of coupon yield amounted to 154 200 thousand rubles. The size of coupon yield charged for one bond – from 4,95 to 37,81 rubles. The obligation is met in the term, stipulated by the resolution on the issue and the prospectus of bond.

As of February 24, 2004 the Company made irrevocable offer for the redemption of bonds at price 100% of the face value. The bondholders did not address the Company with the request for advance redemption. The bonds issued do not stipulate repeated offer.

Vnesheconombank
Long-tem part of the Company' debt to the bank by the long-term financing program for the purpose of buying telecommunication equipment from various foreign suppliers as of December 31, 2004 amounted to 29 770 thousand rubles.

Credits
Savings bank
The Company's long-term debt to the Savings Bank is presented by ruble credits obtained in 2003-2004. The expiration date of contracts is 2005- 2008. The interests by the specified contracts are charged at the rate 12-13,5% annually. As of December 31, 2004 the debt amounted to 2 631 000 thousand rubles. The security for the specified credits are fixed assets in the amount of 2 719 462 thousand rubles.

The schedule of long-term credits and loans repayment as of December 31, 2004:

In 2006	1 108 956
In 2007	383 220
In 2008	711 000
In 2009	1 480 000
After 2010	50 825
TOTAL:	**3 734 001**

The Company's expenses related to obtaining and using loans and credits are referred:

	2004	2003
- To the structure of operating expenses	564 420	283 719

- To the investment assets value	72 397	2 354
TOTAL:	**636 817**	**286 073**

6.15. Deferred tax liabilities (item 515 of the Balance sheet)

Flow of deferred tax liabilities in 2004

Balance as of 01.01.2004	386 185
Created in the report period for taxable temporary differences	198 350
Repaid for the increase of tax payments	(3 844)
Balance as of 31.12.2004	**580 691**

6.16. Other long-term liabilities (item 520 of the Balance sheet)

	As of 01.01.2004	As of 31.12.2004
Settlements with suppliers and contractors, including:	894 314	1 407 873
- settlements by leasing payments	851 010	1 105 639
- promissory notes granted	-	259 086
-other settlements	43 304	43 148
Long-term part of the debt for taxes and dues	6 094	313
TOTAL:	**900 408**	**1 408 186**

As compared to the last year the long-term accounts payable increased by 507 778 thousand rubles which is mainly connected with the conclusion of leasing contracts and with acquisition of Amdocs Billing Suite.

As of December 31, 2004 the Company did not restructure the accounts payable to the budget as regards the payment of taxes.

6.17. Accounts payable

Suppliers and contractors (item 621 of the Balance sheet)

	As of 01.01.2004	As of 31.12.2004
Settlements with suppliers and contractors for the equipment for installation	469 907	688 098

including:		
ALCATEL	69 292	11 477
ISKRATEL	47 648	16 389
SIEMENS AG	9 106	9 541
CJSC "Beto-Huawai"	23 653	48 837
ERICSSON NT	24 260	2 560
LLC "Mashpriborcom"	3 395	-
LLC "NPO ATS"	21 745	33 155
LLC "Technoserv A/S"	-	233 295
'InfoLada"	-	65 438
ALSiTEK Company	-	56 819
Telekart -2	-	14 420
CJSC "Kamnet"	-	4 879
others	270 808	191 288
Settlements under leasing	543 772	630 216
Including:		
OJSC "RTK-Leasing"	384 526	544 627
LLC "Promsvyazleasing"	150 529	85 251
others	8 717	338
Settlements with suppliers and contractors for capital construction	248 268	465 575
Settlements with OJSC "Rostelecom"	177 553	110 817
Settlements with other communication services providers	26 285	24 159
Settlements with suppliers and contractors for the materials	34 273	23 853
Settlements with suppliers and contractors for the repair services	20 497	12 529
Settlements with suppliers and contractors for public utility services	11 509	10 078
Settlements with suppliers and contractors for intangible assets	-	496 536
Other settlements	63 699	122 461
TOTAL:	**1 595 763**	**2 584 322**

Advances received (item 622 of the Balance sheet)

	As of 01.01.2004	As of 31.12.2004
Advances received from natural persons	142 094	118 915
Advances received from budgetary organizations	29 900	41 346

Advances received from non-budgetary organizations	127 714	129 819
Advances received from communication services providers	30 283	18 150
Other received advances	9 051	32 310
TOTAL:	**339 042**	**340 540**

Settlements with budget for taxes and dues (item 625 of the Balance sheet):

	As of 01.01.2004	As of 31.12.2004
VAT settlements	154 347	176 551
Income tax settlements	64	111 533
Natural persons income tax settlements	38 761	11 270
Property tax settlements	35 090	92 691
Transport tax settlements	527	505
Land tax settlements	70	6
Unified tax on implied income settlements	118	107
Royalty settlements	-	-
Other taxes and dues	34 614	563
TOTAL:	**263 591**	**393 226**

The increase by 22 204 thousand rubles of liabilities to the budget as regards VAT is explained by the increase in tariffs for communication services since 01.10.2004, and also by the increase, as compared to the similar period of the previous year, in objects of taxation due to construction and assembly works for internal consumption. The increase by 111 469 thousand rubles of liabilities to the budget as regards income tax is due to the increase in telecommunication services tariffs since 01.10.2004 , and also to the performance in 2004 of some material transactions on realization of financial investments. The reduction by 27 491 thousand rubles of liabilities to the budget with respect to natural persons income tax is explained by the payment of salary and transfer of the tax in December 2004. The increase by 57 601 thousand rubles of liabilities with respect to property tax is caused by the change of tax rate from 2 to 2,2 % since 01.01.2004, and also by the cancellation of privileges for telecommunication enterprises beginning from the indicated date.

In 2004 there were no Company's liabilities as regards taxes and dues repaid by non-monetary funds.

Other accounts payable (item 626 of the Balance sheet):

OJSC "VOLGATELECOM"
Explanatory memorandum to 2004 reporting
Explanations to essential balance-sheet items

	As of 01.01.2004	As of 31.12.2004
Settlements with accountable persons	292	357
Settlements with personnel under other operations	1 540	1 651
Settlements with different creditors, including	657 071	492 978
Settlements on deposit money	1 588	1 487
Settlements on deferred taxes (VAT and sales tax)	298 866	368 776
Settlements on property and personal insurance	248	248
Settlements on claims	74	106
Settlements on investments	184 042	48
Other settlements with affiliated and dependent companies	-	-
Settlements on operations with securities	-	-
Other settlements	172 253	122 313
TOTAL:	**658 903**	**494 986**

As compared to 2003 the accounts payable decreased by 163 917 thousand rubles which is mainly connected with the decrease of the debt to various creditors for investments and with repayment of debt on share acquisition in the joint-stock capital of OJSC "Tatincom-T".

6.18. Deferred revenue (item 640 of the Balance sheet)

	As of 01.01.2004	As of 31.12.2004
Budgetary funds of target financing, total	7 635	3 884
including		
- civil defense	-	-
- preparedness activity and maintenance of mobilization designation reserve	-	-
- budgetary funds in the form of money for other purposes	7 495	3 753
- budgetary funds in other forms for other purposes	140	131
Funds of target financing (excluding budgetary funds)	1 543	1
Deferred revenue, total	199 994	226 487
including		
- Free of charge receipts	118 922	125 162
- Other deferred revenue	81 072	101 325
TOTAL:	**209 172**	**230 372**

7. Explanations to essential items of profit and loss statement

7.1. Ordinary activities revenue.

Proceeds from sales of products, goods, rendering of services, execution of work (less VAT, excise taxes and other mandatory payments) less sales tax:

	2004	2003
Domestic long-distance and international long-distance telephone communication	6 485 900	5 576 496
Urban and rural telephone communication	7 767 836	6 272 208
Radio communication, radio broadcasting, TV, satellite communication	125 337	92 056
Wire broadcasting	390 698	332 862
Wireless radio communication	217 569	157 988
Recording communication	189 960	585 344
Revenue from new electric communication services	759 419	42 391
Revenue from communication services providers	2 222 558	1 174 752
Other communication services (core types of activity)	11 971	8 210
Revenue from other realization (non-core types of activity)	433 356	434 998
TOTAL:	**18 604 604**	**14 677 305**

Settlements by non-monetary assets

In 2004 a part of the Company's proceeds from rendering of services, execution of work, sales of goods and products was received on the terms of contracts which stipulate meeting obligations (payment) by non-monetary assets.

	2004	2003
Total number of organizations which were involved in settlements by non-monetary assets	2 555	1 541
Proceeds by such operations - total Including:	373 066	241 627
CJSC "Konversiya – svyaz"	22 756	15 627
OJSC "SvyazinformService"	-	11 463
Committee of social protection of population, Ulyanovsk city	20 711	10 919
CJSC "Rostelegraph"	32 227	14 443
OJSC "Mobile TeleSystems"	12 231	-
CJSC "Digital telecommunications"	9 041	-
Proceeds by contracts stipulating payment by non-monetary assets – total in % to total proceeds	2,0	1,65
Proceeds by contracts with affiliated entities stipulating payment by non-monetary assets - total in % to total proceeds	0,11	0,09

for the report year		

The cost of rendered services, executed work, sold goods was defined by the Company on standard commercial terms.

7.2. Ordinary activities expenses

Expenses for the sales of products, goods, rendering of services, work execution

	2004	**2003**
Expenses for remuneration of labor	4 472 235	3 433 068
Deductions for social insurance	1 455 349	1 155 543
Depreciation of key assets	1 911 598	1 533 958
Material costs	1 018 921	780 516
Electric power	256 419	242 411
Expenses for the services of communication services providers (excluding OJSC "Rostelecom")	383 644	296 761
Expenses for OJSC "Rostelecom" services	1 905 283	1 377 380
Services of outside agencies	815 577	694 028
Taxes and dues included into the structure of ordinary activities expenses	55 275	43 836
Other expenses	989 836	930 363
including:		
Leasing payments expenses	51 154	75 857
Expenses for rental of premises	109 836	94 048
Expenses for the rent of other property	12 450	16 223
Expenses for property insurance	80 490	65 497
Payments to GosSvyazNadzor	58 252	45 399
Other	677 654	633 339
TOTAL:	**13 264 137**	**10 487 864**

7.3 Operating earnings and expenses:

The structure of operating earnings:

	2004	**2003**
Income from sales and other retirement of other assets	444 777	165 823
Income from sales and other retirement of fixed assets	27 280	16 010
Income from joint activity	-	-

Other operating income	5 691	5 371
Including:		
Compensation of expenses for communal services	9	28
Commission charges	11	26
Insurance indemnity	-	27
Income from realization of apartments	714	-
State due	8	-
Income from buying foreign currency	39	-
Bonded loan income	4 363	4 852
Receipt of property from fixed assets retirement	284	233
Other	263	205
TOTAL:	**477 748**	**187 204**

The structure of operating expenses:

	2004	2003
Expenses related to the sales and other retirement of assets	45 647	146 722
Expenses related to the sales and other retirement of fixed assets	47 925	53 670
Deductions to the reserves for doubtful debts	816 259	214 190
Deductions to the reserves for depreciation of financial investments	79	522
Expenses for taxes and dues	350 867	197 544
Expenses for the payment of services of credit institutions	47 574	34 199
Expenses related to participation in joint activity	-	-
Other operating expenses	578	13 748
Including:		
Services of bonds placement at securities market	-	11 894
Expenses for boundary survey of land plots	31	-
Expenses for preparation of technical documentation	18	-
Expenses for the purchase of foreign currency	242	362
Insurance expenses	-	146
Expenses for the registration of property objects	91	1 129
Expenses related to the participation in charter capitals of other organizations	39	-
Other	157	217
TOTAL	**1 308 929**	**660 595**

OJSC "VOLGATELECOM"
Explanatory memorandum to 2004 reporting
Explanations to essential items of profit and loss statement

7.4. Non-sales earnings and expenses:

The structure of non –sales earnings:

	2004	2003
Fines, penalties, forfeits for breach of contract terms and conditions, receipts in reimbursement of caused damages	24 807	70 354
Past years profit discovered in the report year	86 067	37 498
Foreign exchange differences	26 629	49 631
Foreign currency exchange differences calculated between ruble accounts from movements in underlying assets or agreements priced in a foreign currency	24 147	10 795
Income from writing-off of accounts payable with expired limitation period	4 015	1 617
Funds received free of charge	15 759	14 346
The cost of property discovered on the basis of inventory check results	7 224	2 347
Other	83 872	58 069
Including:		
Restructured debt amortization	5 913	-
Receipt of accounts receivable	11 958	2 864
Compensation of privileges according to Veterans Law	-	24 001
Income by the court order	39 848	-
Restoration of penalty provisions	-	-
Receipts in reimbursement of caused damages	8 554	-
Revaluation of Vnesheconombank	5 104	-
Discounts not stipulated by the terms and conditions of contracts	2 656	-
Restoration of doubtful debts reserve	-	17 348
Penalty fees for restructuring	-	1 090
Bonded loan yield	-	133
Receipt of funds from mobilization designation reserve	-	1 558
Income from taking on charge of materials	-	2 231
Other	9 839	8 844
TOTAL:	**272 520**	**244 657**

Structure of non-sales expenses:

	2004	2003
Fines, penalties, forfeits for breach of contract terms and conditions, reimbursement of caused damages	18 637	13 722
Past years losses discovered in the report year	127 338	97 141
Foreign exchange differences	25 500	79 426
Foreign currency exchange differences calculated between ruble accounts from movements in underlying assets or agreements priced in a foreign currency	71 552	49 362
Writing-off of accounts receivable	7 114	5 818
The cost of property the shortage of which was discovered based on the results of inventory check	1	225
Expenses related to charity activity and sponsor aid, cultural events and other events of similar nature	62 562	48 857

Membership fees to associations, non-commercial partnerships	150 826	136 517
Payments to personnel not included in the structure of expenses on ordinary activities	465 857	323 178
Including:		
- material aid	151 125	85 562
- lump sum payment	76 986	96 503
- payments by holidays	73 907	17 080
- other payments	163 839	124 033
Fines and penalties by taxes and dues	4 377	6 002
Expenses for preparedness activity and civil defense	26 822	17 672
Other	320 128	91 262
Including:		
Payments to retired persons- nonworkers	6 526	1 512
Revaluation of Vnesheconombank	188 909	218
Deductions to Non –government pension fund	37 128	30 565
Deductions to trade union committee	11 630	6 622
Expenses for accounts receivable recovery	8 903	410
Fees to associations	1 000	2 980
VAT	10 824	2 415
Legal and consulting expenses	4 996	520
Expenses for the agent's fee	3 748	38
Expenses for rendering medical services	4 529	7 062
Maintenance of non – production objects of fixed assets	6 332	2 973
Expenses for the registration of property	1 391	1 106
Remunerations	1 513	759
Other non-sales expenses	29 144	30 424
Social needs expenses	3 555	3 658
TOTAL:	**1 280 714**	**869 182**

7.5. Extraordinary income and expenses

The structure of extraordinary income:

	2004	2003
Insurance indemnity	-	
Budgetary financing due to emergency circumstances	32	1 013
The cost of material values left after writing-off of assets	-	2
Other receipts due to emergency circumstances	-	-
TOTAL:	**32**	**1 015**

The structure of extraordinary expenses:

	2004	2003
The cost of lost inventory items	126	7
Losses from writing-off of fixed assets	8	151
Expenses related to disaster control and recovery	101	76
TOTAL:	**235**	**234**

7.6. Income tax expenses

In 2004 the Company defined the following components of income tax:

Index name	Amount	Tax rate	Amount	Income tax component
Accounting income (with due account for extraordinary income and expenses)	**2 989 548**	**24%**	**717 491**	**Contingent income tax expense (income)**
Taxable temporary differences :	**810 439**	**24%**	**194 506**	**Deferred tax liabilities**
including:				including:
- differences occurred	826 460	24%	198 350	-deferred tax liabilities created
- differences repaid	16 021	24%	(3 844)	- deferred tax liabilities repaid
- differences which are written off by retired objects	-	-	-	- deferred tax liabilities written off by retired objects
Deducted temporary differences:	**1 041 092**	**24%**	**249 862**	**Deferred tax asset**
including:				including:
- differences occurred	1 229 267	24%	295 024	- deferred tax assets created
- differences repaid	188 175	24%	45 162	- deferred tax assets repaid
- differences which are written off by retired objects	-	-	-	- deferred tax assets written off by retired objects
Permanent taxable differences	**1 116 296**	**24%**	**267 911**	**Permanent tax liability**
Permanent deductible differences	**217 175**	**24%**	**52 122**	**Permanent tax asset**
Taxation base by tax statement	**4 211 887**	**24%**	**1 010 852**	**Current tax**
Taxation base by adjusted tax statements for 2002	**(95 464)**	**24%**	**(22 911)**	**Current tax**
Taxation base by adjusted tax statements for 2001 год	**49**	**35%**	**17**	**Current tax**
Taxation base by the act of tax inspection check for 2002-2003	**2 826**	**24%**	**678**	**Current tax**

For 2004 the Company's income tax expenses were:

Total	**(933 280)**
Including:	
- contingent income tax expense	(717 491)
- permanent tax liabilities	(267 911)
- permanent tax assets	52 122

In Profit and loss statement the Company's income tax expenses for 2004 are represented as the totality of sums:

Total	**(933 280)**
including	

OJSC "VOLGATELECOM"
Explanatory memorandum to 2004 reporting
Explanations to essential items of profit and loss statement

- current tax	(988 636)
- deferred tax liabilities	(194 506)
- deferred tax expenses	249 862
The effect of permanent taxable differences, resulted in the adjustment of contingent income tax, total	267 911
Including:	
Permanent differences related to expenses which are rated for taxation purposes.	4 332
Permanent differences related to non-recognition for expense taxation purposes	204 366
Expenses for activities transferred to Unified tax on implied income	10 588
Losses from the activity related to the usage of objects of servicing productions	13 736
Past years losses	20 077
Other permanent taxable differences	8 013
Permanent tax liabilities by adjusted tax statements for 2002	6 782
Permanent tax liability by adjusted tax statement for 2001	17
The effect of permanent deductible differences, resulted in the adjustment of contingent income tax, total	52 122
including:	
Income from the types of activity shifted for the payment of unified tax on implied income	10 322
Income for which the amount of income tax is retained by a tax agent (dividends including)	10 463
Past years profit	20 528
Other permanent deductible differences	2 141
Permanent tax assets by adjusted tax statements for 2002	8 668
The effect of temporary taxable differences, resulted in the adjustment of contingent income tax, total Including :	194 506
As a result of applying different methods of depreciation calculation for bookkeeping and tax accounting purposes	109 918
Interest on credits and other expenses which in the bookkeeping are included into the cost of fixed assets at their acquisition, and in the tax accounting - into expenses;	20 439
The cost of expenses referred to deferred expenses in the bookkeeping, and in the tax accounting – at a time	12 547
The amount of leasing payments admitted for the taxation purposes	32 916
The repayment of temporary taxable difference at the retirement of fixed assets which are not completely depreciated, and other repayment	(1 971)
Adjustment of deferred tax liability by adjusted tax statements for 2002	20 657
The effect of temporary deductibles differences, resulted in the adjustment of contingent income tax, total Including:	249 862
Expenses for the establishment of deferred expenses reserve	41 203
Difference by doubtful debts reserve	164 011
Other temporary deductibles differences	45 017

Adjustment of deferred tax liability by adjusted tax statements for 2002	(369)

7.7. Net profit of the report period

In 2004 the index "Net profit (loss) of the report period" is defined as per the data of the bookkeeping based on the fact that income tax expenses deducted from the amount of profit before taxation are defined as the sum of contingent expense for income tax adjusted by the amount of permanent tax liabilities and assets.

In Profit and loss statement for 2004 the index "Net profit (loss) of the report period" is calculated on the basis of the fact that the income tax expense subject to deduction from the amount of income before taxation is formed as the totality of sums reflected in items "Deferred tax assets", "Deferred tax liabilities" and "Current income tax".

7.8. Earnings per share

Basic earnings per share reflect a part of income of the report year due to the stockholders – owners of ordinary shares. It is calculated as the ratio of basic earnings for the report year to the average weighted quantity of ordinary shares in circulation during the report year.

Basic earnings for the report year is equal to the net profit (item 190 of Profit and loss statement) less the dividends on preferred shares for 2004 in the size proposed by the Board of directors, but not approved as of the date of signing the accounting statement for 2004.

During calculation of the average weighted quantity of ordinary shares in circulation during the report year, the Company's shares acquired from the stockholders were deducted.

	2004	2003
Basic earnings for the report year, thousand rubles	1 850 641	1 808 494
Average weighted quantity of ordinary shares in circulation during the report year, thousand shares	245 969 590	245 969 590
Basic earnings per share, in rubles.	7,5239	7,3525

In 2004 the Company did not issue ordinary shares additionally. The Company also did not have securities the issue terms and conditions of which stipulated their conversion into additional quantity of ordinary shares, and there was no event related to the increase of ordinary shares quantity. That is why the Company does not make up calculations of diluted earnings per share.

8. Affiliated entities

In the explanatory memorandum the Company discloses the most essential information on affiliated entities.

Parent company

The Company is controlled by OJSC "Svyazinvest" which owns 51% of the Company's ordinary shares. The remaining 49% of ordinary shares are placed among a large number of stockholders.

Sales of products, services to affiliated entities

In the report year the Company rendered services, sold products to the following affiliated entities:

Affiliated entity name	The nature of relations	Types of sales	The method of price determination of the operations	2004	2003
CJSC "Nizhny Novgorod cellular communication"	Controlled by the Company	Communication services, rent	Standard commercial terms and conditions	192 031,6	110 772,6
JS Commercial Bank "C-Bank"	Significant influence	Communication services, rent, sanatorium services, food service	Standard commercial terms and conditions	360,2	399,5
CJSC "Nizhegorodskyi radio telephone"	Significant influence	Rent, transport services	Standard commercial terms and conditions	4 405,8	2 035,3
CJSC "Transsvyaz"	Significant influence	Communication services	Standard commercial terms and conditions	3 396,4	3 081,0
CJSC "Nizhegorodteleservice"	Significant influence	Communication services, rent	Standard commercial terms and conditions	931,0	770,1
LLC "Radio-Resonance"	Controlled by the Company	Communication services	Standard commercial terms and conditions	176,9	135,3
CJSC "Cellular communication of Mordoviya"	Controlled by the Company	Communication services	Standard commercial terms and conditions	79,3	8,6
LLC "Udmurtskie cellular networks-450"	Controlled by the Company	Communication services, rent, services of collection of payments of subscribers, sanatorium services	Standard commercial terms and conditions	11 812,6	28 760,6

LLC "Izhcom"	Controlled by the Company	Communication services, rent, services of collection of payments of subscribers, design services, sanatorium services, food services, transport services	Standard commercial terms and conditions	7 572,1	15 341,9
CJSC "Digital networks of Udmurtiya 900"	Significant influence	Communication services, rent, design services	Standard commercial terms and conditions	5 864,3	11 254,3
CJSC "Digital telecommunications"	Controlled by the Company	Communication services, rent, transport services	Standard commercial terms and conditions	30 795,0	21 535,9
CJSC "Chuvashiya Mobile"	Significant influence	Communication services, rent	Standard commercial terms and conditions	4 168,2	2 680,7
CJSC "Chery Page"	Controlled by the Company	Communication services, rent	Standard commercial terms and conditions	367,9	439,5
CJSC "Sotel NN"	Significant influence	Communication services, rent, transport repair services	Standard commercial terms and conditions	6 178,1	3 454,8
CJSC "Saratov Mobile"	Controlled by the Company	Communication services	Standard commercial terms and conditions	11 718,1	7 880,9
CJSC "Public Telephone Saratov"	Controlled by the Company	Communication services	Standard commercial terms and conditions	19 362,6	17 673,4
LLC "Vyatskaya Cellular Communication"	Controlled by the Company	Rent, sales of fixed assets	Standard commercial terms and conditions	23 316,2	3 045,8
LLC "Vyatka – Page"	Controlled by the Company	Rent, sales of goods	Standard commercial terms and conditions	10 718,9	5 831,3
CJSC "Orenburg GSM"	Controlled by the Company	Communication services	Standard commercial terms and conditions	25 809,7	34 182,6
CJSC "Penza Mobile"	Significant influence	Communication services	Standard commercial terms and conditions	2 100,4	852,3
Private security Company "ROS"	Controlled by the Company	Security services	Standard commercial terms and conditions	4,4	5,1
CJSC "Samara Telecom"	Significant influence	Communication services, rent	Standard commercial terms and conditions	33 374,6	27 255,0
OJSC "OMRIX"	Significant influence	Communication services	Standard commercial terms	919,8	903,0

			and conditions		
CJSC "Pulse Radio"	Significant influence	Communication services	Standard commercial terms and conditions	17,5	416,0
CJSC "Pulse-Radio Yoshkar-Ola"	Significant influence	Communication services	Standard commercial terms and conditions	197,6	-
OJSC "Telesot"	Significant influence	Communication services	Standard commercial terms and conditions	2 074,3	1 851,0
LLC "Agricultural company "Reanta"	Significant influence	Communication services	Standard commercial terms and conditions	1,9	4,0
OJSC "Rostelecom"	Affiliated company of OJSC "Svyazinvest"	Domestic and international long-distance communication services	Standard commercial terms and conditions	790 363,1	192 091,4
CJSC "Ulyanovsk GSM"	Significant influence	Cellular communication services	Standard commercial terms and conditions	19 239,1	1 953,0
OJSC "SZT"	Related parties	Communication services	Standard commercial terms and conditions	8,8	-
OJSC "Sibirtelecom"	Related parties	Communication services	Standard commercial terms and conditions	10,9	-
OJSC "Uralsvyazinform"	Related parties	Communication services	Standard commercial terms and conditions	107,3	-
Non-government pension fund "Doveriye"	Significant influence	Pension payments	Standard commercial terms and conditions	12,6	-
CJSC "Rostelegraph"	Affiliated company of OJSC "Svyazinvest"	Communication services	Standard commercial terms and conditions	51 470,3	-
CJSC "Rusleasingsvyaz"	Associated company of OJSC "Svyazinvest"	Dividends	Standard commercial terms and conditions	50,6	-
CJSC research and development center "Komset"	Affiliated company of OJSC "Svyazinvest"	Dividends	Standard commercial terms and conditions	41,0	-
OJSC "National payphone network"	Interconnected parties	Communication services	Standard commercial terms and conditions	1 757,0	-
OJSC "RTKomm.RU"	Interconnected parties	Traffic carrying	Standard commercial terms and conditions	4 206,0	-
CJSC "Registrator-Svyaz"	Interconnected parties		Standard commercial terms and conditions	147,0	-
OJSC "Gyprosvyaz"	Interconnected parties	Research and development	Standard commercial terms	366,0	-

		works	and conditions		
TOTAL				**1 265 535,1**	**494 614,9**

Purchases from affiliated entities

In the report year the following affiliated entities rendered services to the Company:

Affiliated entity name	The nature of relations	Types of purchases	The method of price determination of the operations	2004	2003
CJSC "Nizhny Novgorod cellular communication"	Controlled by the Company	Cellular communication services	Standard commercial terms and conditions	9 216,9	8 925,0
CJSC "Transsvyaz"	Significant influence	Construction and installation works	Standard commercial terms and conditions	1 265,3	5 889,0
CJSC "Nizhegorodteleservice"	Significant influence	Traffic over the network	Standard commercial terms and conditions	10,6	25,0
LLC "Vyatskaya Cellular Communication"	Controlled by the Company	Delivery of goods, equipment, communication services	Standard commercial terms and conditions	481,1	560,4
CJSC "Saratov Mobile	Controlled by the Company	Delivery of goods	Standard commercial terms and conditions	58,2	3,5
LLC "Udmurtskie cellular networks-450"	Controlled by the Company	Cellular communication services, non-core types of activity	Standard commercial terms and conditions	10 294,3	9 638,7
CJSC "Public Telephone Saratov	Controlled by the Company	Communication services	Standard commercial terms and conditions	27,1	761,4
LLC "Izhcom"	Controlled by the Company	Communication services, purchase of material assets	Standard commercial terms and conditions	2 049,5	964,0
JS Commercial Bank "C-Bank"	Significant influence	Other services, rent	Standard commercial terms and conditions	736,6	2 815,0
CJSC "Digital networks of Udmurtiya 900"	Significant influence	Communication services, purchase of goods, materials, fixed assets	Standard commercial terms and conditions	364,8	1 910,0
CJSC "Digital telecommunications"	Controlled by the Company	Communication services, purchase of goods	Standard commercial terms and conditions	1 144,5	1 945,2

CJSC "Chery Page"	Controlled by the Company	Purchase of goods, communication services	Standard commercial terms and conditions	114,2	148,2
CJSC Nizhegorodskyi radio telephone"	Significant influence	Communication services	Standard commercial terms and conditions	5,8	29,0
CJSC "Sotel"	Significant influence	Communication services	Standard commercial terms and conditions	223,0	565,0
LLC "Vyatka-Page"	Controlled by the Company	Purchase of goods	Standard commercial terms and conditions	21 859,8	1 612,4
CJSC "Orenburg GSM"	Controlled by the Company	Communication services	Standard commercial terms and conditions	796,8	496,8
OJSC "Telesot"	Significant influence	Communication services	Standard commercial terms and conditions	-	597,9
CJSC "Penza Mobile"	Significant influence	Communication services	Standard commercial terms and conditions	47,2	94,0
Private security Company "ROS"	Controlled by the Company	Security services	Standard commercial terms and conditions	-	1 937,0
CJSC "Chuvashiya Mobile"	Significant influence	Communication services, purchase of goods	Standard commercial terms and conditions	326,1	283,7
CJSC "Samara Telecom"	Significant influence	Communication services, rent	Standard commercial terms and conditions	6 473,8	682,8
CJSC "Cellular communication of Mordoviya"	Controlled by the Company	Communication services (roaming)	Standard commercial terms and conditions	1,1	5,6
CJSC "Ulyanovsk GSM"	Controlled by the Company	Cellular communication services	Standard commercial terms and conditions	922,6	-
CJSC "Pulse-Radio Yoshkar-Ola"	Significant influence	Communication services	Standard commercial terms and conditions	47,8	-
CJSC "Pulse Radio"	Significant influence	Communication services	Standard commercial terms and conditions	58,3	-
OJSC "Rostelecom"	Affiliated company of OJSC "Svyazinvest"	Domestic and international long distance communication services	Standard commercial terms and conditions	1 905 283	1 377 380
CJSC "Rusleasingsvyaz"	Associated company of OJSC "Svyazinvest"	Leasing contract	Standard commercial terms and conditions	754,4	-
OJSC "Svyazinvest"	Controls the Company	Paid dividends	According to shareholders	108 513,5	88 066,0

			meeting resolution		
LLC "Radio-Resonance"	Controlled by the Company	Communication services	Standard commercial terms and conditions	4,6	-
OJSC "SZT"	Related parties	Mobile electric communication services	Standard commercial terms and conditions	13,4	-
OJSC "Sibirtelecom"	Related parties	Mobile electric communication services	Standard commercial terms and conditions	1,3	-
OJSC "Uralsvyazinform"	Related parties	Mobile electric communication services	Standard commercial terms and conditions	10,1	-
OJSC "Centretelecom"	Related parties	Mobile electric communication services	Standard commercial terms and conditions	32,4	-
OJSC "Southern Telecom Company"	Related parties	Mobile electric communication services	Standard commercial terms and conditions	7,7	-
CJSC "Rostelepraph"	Affiliated company of OJSC "Svyazinvest"	Communication services	Standard commercial terms and conditions	48 829,6	-
CJSC Research and development center "Komset"	Affiliated company of OJSC "Svyazinvest"	Other services	Standard commercial terms and conditions	72,0	-
OJSC JS Commercial bank "Svyaz – bank"	Significant influence	Bank services	Standard commercial terms and conditions	1,2	-
Non-commercial partnership " Center of research of telecommunications development problems"	Interdependent company	Contract of agency	Standard commercial terms and conditions	150 110,0	135 804,0
OJSC "National payphone network"	Interdependent company	Communication services	Standard commercial terms and conditions	6 988,0	-
OJSC "RTKomm.RU"	Interdependent company	Services of traffic carrying	Standard commercial terms and conditions	147 619,0	43 855,0
Non-government pension fund "Telecom- Soyuz"	Interdependent company	Pension payments	Standard commercial terms and conditions	58 952,0	-
CJSC "Registrator-Svyaz"	Interdependent company	Keeping shareholder register	Standard commercial terms and conditions	2 550,0	-
OJSC "Gyprosvyaz"	Interdependent company	Research and development works	Standard commercial terms and conditions	2 757,0	-

Non-government pension fund "Doveriye"	Interdependent company	Pension plans	Standard commercial terms and conditions	1 461,0	
TOTAL:				**2 490 485,6**	**1 684 994,6**

Status of settlements with affiliated entities

As of December 31, 2004 the backlog of affiliated entities to the Company and the backlog of the Company to the affiliated entities are:

Name	The nature of relations	Type of the backlog	2004	2003
Accounts receivable				
CJSC "Cellular communication of Mordoviya"	Controlled by the Company	Communication services	581,1	488,9
CJSC "Nizhny Novgorod cellular communication"	Controlled by the Company	Cellular communication services	17 274,2	19 577,9
CJSC "Transsvyaz"	Controlled by the Company	Communication services, other services	561,2	774,0
CJSC "Nizhegorodteleservice"	Significant influence	Communication services, other services	23,5	22,9
CJSC "Saratov Mobile"	Controlled by the Company	Communication services	365,4	713,5
CJSC "Public Telephone Saratov"	Controlled by the Company	Communication services	3 381,4	1 786,5
LLC "Vyatskaya Cellular Communication"	Controlled by the Company	Services of collection of subscribers' payments, sales of fixed assets	3 952,5	1 011,1
CJSC "Orenburg GSM"	Controlled by the Company	Communication services	36 392,8	42 771,6
CJSC "Penza Mobile"	Controlled by the Company	Communication services	125,3	6,9
CJSC "Samara Telecom"	Significant influence	Communication services	7 005,2	1 217,6
LLC "Udmurtskie cellular networks-450"	Controlled by the Company	Communication services, rent, repair services, long-term loans	7 779,3	2 271,3
LLC "Izhcom"	Controlled by the Company	Communication services, other services	2 162,5	2 293,1
JS Commercial Bank "C-Bank"	Significant influence	Communication services, repair services, long-term loans	0,5	916,1
CJSC "Digital networks of Udmurtiya 900"	Significant influence	Other services, communication services	792,4	1 212,5
CJSC "Digital telecommunications	Controlled by the Company	Communication services, rent, transport services	256,4	290,4
CJSC "Chuvashiya Mobile"	Significant influence	Communication services, rent, transport services	1 549,3	55,4
CJSC "Chery Page"	Controlled by	Communication services, rent,	153,2	40,5

OJSC "VOLGATELECOM"
Explanatory memorandum to 2004 reporting
Affiliated entities

	the Company	transport services		
LLC "Radio Resonance"	Controlled by the Company	Communication services	127,0	171,8
CJSC "Nizhegorodskyi radio telephone"	Significant influence	Rent, transport services	4 507,2	730,9
CJSC "Sotel NN"	Significant influence	Communication services, rent, auto transport repair services	5 438,1	787,1
LLC "Vyatka – Page"	Controlled by the Company	Rent, sales of goods	858,7	822,9
OJSC "OMRIX"	Significant influence	Communication services	9,6	41,0
OJSC "Telesot"	Significant influence	Communication services	-	4,0
CJSC "Pulse Radio"	Significant influence	Communication services	85,1	-
LLC "Agricultural company "Reanta"	Significant influence	Communication services	0,8	-
OJSC "Rostelecom"	Affiliated company of OJSC "Svyazinvest"	Domestic and international long-distance communication services	34,3	64 571,1
CJSC "Rusleasingsvyaz"	Associated company of OJSC "Svyazinvest"	Leasing contract	1 485	-
OJSC "Svyazinvest"	Controls the Company	Contract of agency	1241,7	1 241,7
CJSC "Rostelepraph"	Affiliated company of OJSC "Svyazinvest"	Communication services	2 952,6	-
OJSC "Sibirtelecom"	Related parties	Communication services	6,6	-
OJSC "Uralsvyazinform"	Related parties	Communication services	4,3	-
CJSC "Ulyanovsk GSM"	Controlled by the Company	Cellular communication services	197,3	-
OJSC JS Commercial bank "Svyaz- bank"	Significant influence	Bank services	39 739,2	-
Non-commercial partnership " Center of research of telecommunications development problems"	Interconnected parties	Contract of agency	44 375,0	-
OJSC "National payphone network"	Interconnected parties	Communication services	387,0	-
OJSC "RTKomm.RU"	Interconnected parties	Traffic carrying services	88,0	-
CJSC "Registrator-Svyaz"	Interconnected parties	Keeping shareholder register	192,0	-
OJSC "Gyprosvyaz"	Interconnected parties	Research and development works	374,0	-

TOTAL			**184 459,7**	**143 820,7**

Accounts payable				
LLC "Udmurtskie cellular networks-450"	Controlled by the Company	Repair services, other services	4 509,7	4 107
LLC "Izhcom"	Controlled by the Company	Communication services, other services	200,0	1 513,2
JS Commercial Bank "C-Bank"	Significant influence	Other settlements	-	8 619,8
CJSC "Digital networks of Udmurtiya 900"	Significant influence	Other services, communication services	12,3	52,3
CJSC "Digital telecommunications"	Controlled by the Company	Communication services, informational services, transport services	219,2	400,2
CJSC "Chery - Page"	Controlled by the Company	Communication services	-	10,6
CJSC "Saratov Mobile"	Controlled by the Company	Payments collection services	10,4	410,1
CJSC "Public Telephone Saratov"	Controlled by the Company	Communication services	4,5	159,4
LLC "Vyatka Page"	Controlled by the Company	Communication services, repair services, other services	1 894,1	1 170,2
CJSC "Orenburg GSM"	Controlled by the Company	Communication services	112,5	226,0
CJSC "Penza Mobile"	Controlled by the Company	Communication services	4,6	2,2
CJSC "Penza Mobile"	Controlled by the Company	Security services	-	30,1
CJSC "Samara Telecom"	Значительное влияние	Communication services	833,7	26,8
CJSC "Nizhny Novgorod cellular communication	Controlled by the Company	Cellular communication services	796,0	822,9
CJSC "Nizhegorodskyi radio telephone"	Significant influence	Rent, transport services	0,8	9,5
CJSC "Sotel NN"	Significant influence	Other services	14,0	20,1
OJSC "Telesot"	Significant influence	Communication services	21,0	61,0
CJSC "Pulse Radio"	Significant influence	Communication services	-	11,0
OJSC "Rostelecom"	Affiliated company of OJSC "Svyazinvest"	Domestic and international long-distance communication services	110 817,0	177 553
CJSC "Rusleasingsvyaz"	Associated company of OJSC "Svyazinvest"	Leasing contract	1 921	1 655,6
CJSC "Transsvyaz"	Significant influence	Construction and installation works	101,2	-

Affiliated entities

CJSC "Chuvashia Mobile"	Significant influence	Communication services, rent, transport services	994,6	-
LLC "Vyatskaya Cellular Communication"	Controlled by the Company	Services of collection of subscribers' payments, sales of fixed assets	559,7	-
CJSC "Ulyanovsk GSM"	Related parties	Cellular communication services	18,1	-
OJSC "Centretelecom"	Related parties	Communication services	350,3	-
CJSC "Pulse- Radio Yoshkar- Ola"	Significant influence	Communication services	16,8	-
CJSC "Rostelegraph"	Affiliated company of OJSC "Svyazinvest"	Communication services	1 847,7	-
OJSC "National payphone network"	Interconnected parties	Communication services	384,0	-
OJSC "RTKomm.RU"	Interconnected parties	Traffic carrying services	2 986,0	4 133,0
Non-government pension fund "Telecom- Soyuz"	Interconnected parties	Pension plans	5 600,0	-
OJSC "Gyprosvyaz"	Interconnected parties	Research and development works	377,0	-
Non-government pension fund "Doveriye"	Significant influence	Pension plans	192,0	-
TOTAL			**134 798,2**	**200 994,0**

Loans granted to the Company by affiliated entities:

	2004	2003
The backlog as of January 1 of the report year	-	50 114
Loans received	-	-
Repaid in the report year	-	(50 114)
The backlog as of December 31 of the report year	-	-

In 2004 the Company did not obtain loans from affiliated persons

Loans granted by the Company to affiliated entities

	2004	2003
The backlog as of January 1 of the report year	7 624	1 700
Loans granted		5 924
Repaid in the report year	(1 699)	-
The backlog as of December 31 of the report year	5 925	7 624

The company granted the loan to CJSC "Orenburg GSM" in the amount of 3 000 thousand rubles without interest.

The loan in the amount of 2 924,5 thousand rubles was granted to CJSC "Nizhegorodskyi radio telephone" at 13% annual. The sum of income in the form of interest charged by the Company under the loan granted to CJSC "Nizhegorodskyi radio telephone" amounted in 2004 to 380,2 thousand rubles (in 2003 1,04 thousand rubles).

Remunerations to directors

In 2004 the Company paid remunerations (premiums, benefits, fringe benefits) to the members of the Board of directors and of the Management board of the Company in the total amount of 64 090,4 thousand rubles (in 2003 – 27 107,2 thousand rubles). The list of the members of the Board of directors and the Management board of the Company is provided in the section "General data" of the present explanatory memorandum.

9. Government aid

During 2004 the Company was allocated the following funds as the government aid:

Description of the type of government aid	Amount
Funds for financing capital outlays	6 000
Funds for financing current expenses	1
Budgetary credits	15 960
Other forms of government aid	-
TOTAL	**21 961**

As of 31.12.2004 there are no non-performed obligations to the budget.

10. Non-government pension insurance

In 1998, 2000 the Company concluded contracts with non-government pension funds "Doveriye", "Telecom – Soyuz", "Region-Svyaz". Under these contracts the Company is obliged to pay monthly installments in the amount of 3 626 thousand rubles.

Government aid. Non-government pension insurance.

Total amounts of installments for non-government pension insurance paid by the Company in 2004 were 99 296 thousand rubles (in 2003 - 74 153 thousand rubles). For 2005 centralized contract was concluded with non- government pension fund "Telecom- Soyuz". The amount of installments is established in the amount of 260 000 thousand rubles.

11. Discontinuing operation

In 2004 there was no discontinuing operation

12. Contingent liabilities

The conditions of the Company's activity

Although Russian economy is considered to be market economy, it continues to demonstrate certain peculiarities which are more proper to the Economics of transition. Among such characteristics of transition period are relatively high inflation rates, existence of currency control, which prevents national currency from becoming liquid means of payment beyond RF limits, and other particularities. Russian economy steadiness depends in many ways on Government politics and actions focused on formation of administrative and legal systems, and also of economics.

Taxation

Russian tax, currency and customs legislation admits different interpretations and is subject to frequent modifications. The recent developments in Russian Federation show that taxation bodies can hold more tough position at tax legislation interpretation. As a consequence, taxation bodies may make claims by the transactions and accounting methods, by which they have not made claims earlier. As the result, additional taxes, penalties and fines may be charged. Taxation inspections may cover three calendar years, immediately preceding the year of the check. Under certain conditions earlier periods may be inspected.

In the management opinion as of December 31 2004, the appropriate legislation provisions are correctly interpreted by it, and the probability of keeping the Company's situation in terms of meeting the requirements of tax, currency and customs legislation is high. At the same time there is rather high probability, that in respect of certain issues of legislation requirements interpretation and charging appropriate tax liabilities, the Company's management has occupied a position which may be later considered by government fiscal bodies as not having sufficient grounds. The Company intends to protect its position in the specified issues.

The accounting as of December 31, 2004 does not contain corrections, which may appear to be necessary due to this indefiniteness and the position the Company holds.

Issued guarantees and suretyship

The Company acted as a guarantor for third parties for the total amount of 1 393 526 thousand rubles (in 2003 – 1 237 455 thousand rubles). The Company does not expect any essential liabilities to appear in connection with these suretyships.

Discontinuing operation. Contingent liabilities

In 2002 the Company concluded the contract of guarantee under the transactions between RTK "Leasing" and JS commercial Savings bank of Russian Federation № 387-02 of October 23, 2002 for the amount of 815 000 thousand rubles. As of 31.12.2004 due to the repayment of a part of the credits the amount of suretyship was 437 925,8 thousand rubles.

In 2003 the Company concluded the contract of guarantee under the transactions between OJSC "RTK-Leasing" and JS commercial Savings bank of Russian Federation № П-9177 of September 09, 2003 for the amount of 790 681 thousand rubles. As of 31.12.2004 due to the repayment of a part of the credits the amount of suretyship is 544 993,6 thousand rubles.

In 2004 the Company concluded the contract of guarantee under the transactions between OJSC "RTK-Leasing" and JS commercial Savings bank of Russian Federation № П-9235 of October 12, 2002 for the amount of 325 648 thousand rubles.

The Company is not expecting the occurrence of any significant liabilities in relation to these guarantees.

As of 31.12.2004 no claims were laid to OJSC "VolgaTelecom".

Existing and potential suits against the Company

The Company is a defendant in a number of arbitration proceedings. However, as per the opinion of the Company's directorate, the results of these proceedings will not essentially affect the Company's financial status. The total sum of potential claims is estimated by the Company's management in the amount of 30 440 thousand rubles

Description of contingent liability	Expected date of performance	The amount of liability under a suit, contract, agreements (thousand rubles)	Probability of contingent liability performance, %
CJSC Non-government pension fund "Joint production venture - Rossyiskiy capital" – bringing jointly to subsidiary responsibility and recovery of money by the complainant's debts	April 2005	10 000	50%
CJSC Non-government pension fund "Joint production venture - Rossyiskiy capital" – untimely payments to the charter capital.	April 2005	4 111	20%
LLC "Trade company Pilot" – for illegal cable laying.	March 2005	14 449	30%
OJSC "Oblcommunenergo"- unjust enrichment (joint hanger)	June 2005	512	30%
CJSC Non-government pension fund "Joint production venture Rossyiskiy capital" – untimely payments to the charter capital.	April 2005	4 111	20%
LLC "Trade company Pilot' – for illegal cable laying	March 2005	14 449	30%
OJSC "Oblcommunenergo"- unjust enrichment (joint hanger)	June 2005	512	30%
Causing moral damage as a result of industrial accident	May 2005	500	100%
Ministry of culture of Republic of Udmurtyia – causing damage to cultural heritage at laying the cable.	March 2005	868	100%
Federal Antimonopoly Service authority for Samara oblast- violation of antimonopoly legislation	May 2005	7 400	100%

13. Events after the report date

Dividends

The size of annual dividend due to one share will be approved by the general meeting of stockholders of the Company in June 2005. The Company intends to pay dividends for 2004 in the size of 1,3779 ruble per one ordinary share and 2,5082 rubles per one preferred share (in 2003 – correspondingly 0,9186 ruble and 2,4510 rubles), which will make 544 549 thousand rubles (in 2003 - 426 889 thousand rubles). Upon the approval the annual dividends due to payment to the stockholders will be reflected in the statement for 2005.

Acquisition and sale of shares.

In accordance with the resolution of the Board of directors of December 22, 2004, on March, 9 2005 the Company acquired 8 248 ordinary shares (100%) of CJSC "RTKOM" for 10 000 thousand rubles. The shares were acquired for the purpose of rendering by OJSC "VolgaTelecom" of cellular communication cervices on the territory of the Republic of Mordoviya and the creation of unified roaming space on the Territory of Volga region and also to follow the Company's strategy of mobile business development.

In December 2004 the Company and Kolobov Vasilyi Alexandrovich concluded purchase and sale contract of OJSC "Europe plus Ural" shares belonging to the Company. The transition of the right of property for the specified shares occurred in February 2005. The cost of retired shares amounts to 5,63 thousand rubles. The income from sale amounted to 5,96 thousand rubles.

In February 2005 the Company and LLC "ILGO" concluded purchase and sale contract of share participation in the LLC "Radio- Resonance" charter capital belonging to the Company. The face value of the retired share amounts to 4 284 thousand rubles. The price of the share in the charter capital is defined by the contract conditions in the amount of 807,1 thousand rubles.

In March 2005 the Company and Lebedeva Maryia Leonidovna concluded a contract of purchase and sale of CJSC "Samarasvyazinform"shares belonging to the Company. The cost of retired shares amounted to 0,1 thousand rubles, the Company's additional expenses for the sale of shares amounted to 70 thousand rubles. The income from the sale amounted to 21 773 thousand rubles.

In March 2005 the Company sold OJSC "Telesot" shares belonging to it. The cost of retired shares amounted to 1 014,1. The income from the sale amounted to 14 403,7

Events after the report date

In March 2005 the Company acquired 1 950 ordinary registered paperless shares of OJSC “Informational technologies of telecommunication” of the first issue with face value 10 rubles per share. The cost of acquired shares amounted to 19, 5 thousand rubles.

Credits and loans

In January 2005 the Company concluded the contract for credit obtaining from Volgo-Vyatskyi bank of RF Savings bank in the amount of 89 900 thousand rubles. The repayment date is 27.01.2009. The Company pays the interest to the bank for the credit use at the rate of 13% per year. The security for the specified credit is fixed assets worth of 92 823 thousand rubles.

In March 2005 the Company concluded the contract for credit obtaining from Volgo-Vyatskyi bank of RF Savings bank in the amount of 868 150 thousand rubles. The repayment date is 01.03.2009 The Company pays the interest to the bank for the credit use at the rate of 13% per year. The security for the specified credit is fixed assets worth of 896 369 thousand rubles

OJSC “Rostelecom”

In 2005 within the framework of realization of the Government’s measures on telecommunication industry reorganization (long-haul telecommunication market liberalization) the Company at rendering domestic and international long-distance communication services to the users will move to a new scheme of interaction with OJSC “Rostelecom”, the relations with which will be regulated by the contract of assistance in domestic and international long-distance communication services rendering and the contract of affiliation of electric communication networks.

According to the contract of assistance the Company will provide users with the access to the telecommunication services rendered by OJSC “Rostelecom”, the access will be provided for value received and in respect of domestic and international long-distance communication; by the contract the Company will also keep record and tariffication of services rendered, bill users and receive payments from them, and do work on claims connected with accounts receivable recovery. The Company’s income by the contact of assistance will be formed in the amount of the remuneration, paid to it by OJSC “Rostelecom”

According to the contract of affiliation of electric communication networks the Company will provide OJSC “Rostelecom” with the services of carrying traffic (call initialization and termination, traffic transit on /from affiliated operators’ network.

As the result of modification of interaction scheme, by the Company’s estimation, the decrease in the amount of its income and expenses is expected to occur in equal amounts, and, hence, the profit is expected to remain on the same level.

Uniform social tax

Federal law dated of July 20, 2004 N 70-ФЗ introduced modifications into the chapter 24 of Russian Federation Tax code, which stipulate the decrease in the rate of uniform social tax beginning from January 1, 2005.

The decrease in the rate of uniform social tax from 35,6% to 26% will result in the reduction of tax payment amounts by the uniform social tax, the reduction of expenses by ordinary activities and the increase in the Company's net profit.
The Company's management can not assess with adequate degree of reliability the impact of the change of uniform social tax rate since January 1, 2005 on 2005 net profit.

Chief executive officer ______________ / V.F.Lyulin /

Chief accountant ______________ / N.I.Popkov /

1283-2(b)

EXTRACT FROM MINUTES № 30 of
The session of OJSC "VolgaTelecom" Board of directors held in the form of joint presence

May 20, 2005

11 persons were elected to the Board of directors.
9 persons attended the session in person: Yurchenko E.V., Andreev V.A., Bobin M.V., Grigorieva A.B., Degtyarev V.V., Dudchenko V.V., Romskyi G.A., Savchenko V.D., Fedorov O.R.

2 persons provided their written opinion on the agenda: Lyulin V.F. and Chernogorodskyi S.V.

The following persons were invited:

Omelchenko S.V.	The Company's General Director
Sipatova T.M.	1-st deputy to the General Director for economics and finances
Grigorieva L.I.	Deputy to the General Director for corporate development

THE AGENDA:

1. Consideration of reports of the Auditing committee and the Company's auditor of the results of year 2004.
2. Preliminary approval of the Company's annual report for 2004. Consideration of annual accounting statement, including profit and loss (profit and loss accounts) statement of the Company, distribution of profit and loss based on the results of the report (2004) fiscal year.

Consideration of the Auditing committee and the Company's auditor of the results of year 2004.

The speaker is: Sipatova T.M. - 1-st deputy to the General Director for economics and finances.
The Board of directors DECIDED:

1. To take note of the auditor's report taking into account the recommendations of the Committee for audit of the Board of directors, the report of the Auditing committee on the results of the check of financial-economic activity of the Company, the Company's annual accounting statement and the reliability of the data contained in the Company's annual report and the Company's annual accounting statement for 2004.

Voting: "FOR" – 10; "Against" – none; "Abstain" – 1 (Fedorov O.R.)

In accordance with item 13.7. of the Company's Charter by the majority of votes THE DECISION WAS MADE.

II. Preliminary approval of the Company's annual report for 2004. Consideration of annual accounting statement, including profit and loss (profit and loss accounts) statement of the Company, distribution of profit and loss based on the results of the report (2004) fiscal year.

The speakers are:

- On the Company's annual report for 2004 – General Director – Omelchenko S.V.;
- On annual accounting statement, including profit and loss (profit and loss accounts) statement of the Company, distribution of profit and loss based on the results of the report (2004) fiscal year - 1-st deputy to the General Director for economics and finances - Sipatova T.M.

Took the floor: Savchenko V.D., Degtyarev V.V.

Taking into account the comments of the members of the Board of directors and recommendations of the Committee for audit the Board of directors DECIDED:

1. To approve preliminarily the Company's annual report for 2004 and to recommend to the annual general meeting of stockholders to approve the Company's annual report, annual accounting statement, including profit and loss (profit and loss accounts) statement of the Company, distribution of profit and loss based on the results of the report (2004) fiscal year.

Voting: "FOR" – 11; "Against" – none; "Abstain" – none

In accordance with item 13.7. of the Company's Charter THE DECISION WAS MADE.

The Chairman of the Board of directors of
OJSC "VolgaTelecom" signature E.V. Yurchenko
Secretary signature N.I.Pokrovskaya
The date of the minutes execution - May 23, 2005.

The extract is true and correct:
The Company's Corporate secretary N.I.Pokrovskaya

общество ВолгаТелеком

1283-2(b)

RECOMMENDATION of

The Committee for audit of OJSC "VolgaTelecom" Board of directors on the issue **"Consideration of drafts of the reports of the Auditing committee and the auditor of the Company of the results of year 2004"**, which was reviewed at the session of the Committee for audit on April 29, 2005 (Minutes № 8)

Having considered the Company's auditor report of the results of year 2004, the Committee for audit recommends to the Board of directors to take note of the Company's auditor report of the results of the check of financial-economic activity of the Company, the Company's annual accounting statement and reliability of the data contained in the Company's annual report and the Company's annual accounting statement for 2004.

The Chairman of the Committee for audit of
OJSC "VolgaTelecom" Board of directors V.V. Degtyarev

For examination only – is not authorized auditor's report

AUDITOR'S REPORT ON THE ACCOUNTING STATEMENT OF OJSC "VOLGATELECOM" MADE BY INDEPENDENT AUDIT COMPANY

To the stockholders of the OJSC "VolgaTelecom"

INFORMATION ON THE AUDITOR

Name: CJSC "ERNST & YOUNG VNESHAUDIT".

Location: 105062, Russia, Moscow, Podsosenskiy by-street, bld. 20/12, str. 1-1A.
Certificate of making an entry about the legal entity registered before July 1, 2002 in the United state register of legal entities, the date of making the entry: September 16, 2002, series 77 № 008050714, registered by the State Institution of Moscow registration chamber on August, 30 1994 №033.468, basic state registration number 1027739199333.

License for audit activity №E003246, approved by the Order of the Ministry of Finance of Russian Federation of January 17, 2003 №9, issued for the period of five years.

INFORMATION ON THE AUDITED ENTITY

Name: OJSC "VOLGATELECOM"
Location: 603000, Nizhny Novgorod city, M.Gorky Sq., Post House.
State registration: OJSC "VolgaTelecom" is registered by city's property and land resources management Committee of the Administration of Nizhny Novgorod on December, 15 1993 №448, basic state registration number 1025203014781. The date of making an entry - August 1, 2002.
Certificate: series 52 № 001480204.

We audited the attached accounting statement of OJSC "VolgaTelecom" for the period from January, 1 till December 31, 2004 inclusive. The accounting statement consists of accounting balance-sheet, profit and loss statement, capital changes statement, cash flow statement, accounting balance-sheet annex and the explanatory memo, items 3, 4, 6.1 – 6.11, 6.13 – 13. The management of OJSC "VolgaTelecom" is responsible for preparation and presentation of this Accounting statement. Our goal is to express the opinion on the authenticity in all essential aspects of the specified statement and on the conformity of the bookkeeping procedure to Russian Federation legislation, formed on the basis of effected audit.

We carried out the audit in accordance with Federal law "On the audit activity", federals rules (standards) of audit activity, Rules (Standards) of audit activity, approved by the Committee on the Audit activity with the President of Russian Federation, and International audit standards, in its part not contradicting the above mentioned Rules.

The audit was planned and effected to receive reasonable confidence that the Accounting statement contains no essential misstatements. The audit is effected on the sample basis and includes the study by testing of proves confirming the values and the disclosure of information on financial and economic activity in the Accounting statement, the assessment of observance of bookkeeping principles and rules applied at preparation of the Accounting statement, the consideration of essential assessed values received by the management of the audited entity, and also the assessment of general presentation of the Accounting statement. We think that the effected audit gives sufficient grounds for the expression of our opinion on the authenticity in all essential aspects of the Accounting statement and on the conformity of the bookkeeping procedure to Russian Federation legislation.

In our opinion, the bookkeeping procedure in respect of preparation of OJSC "VolgaTelecom Accounting statement in 2004 meets in all essential aspects the requirements of Federal law "On bookkeeping" № 129-ФЗ of November 21, 1996, and the above- mentioned Accounting statement, prepared in accordance with the same Law, reflects truly in all essential aspects the financial situation of OJSC "VolgaTelecom" as of December 31, 2004 and the results of its financial and economic activity for the period from January 1 to 31 December, 2004 inclusive, in accordance with Russian Federation legislation requirements as related to the preparation of accounting statement.

The attached accounting statement is not aimed at presentation of financial situation and the activity results according to the accounting principles or methods generally accepted in countries and other administrative-territorial formations other than Russian Federation. Accordingly, the attached accounting statement is not designated for the persons unfamiliar with Russian bookkeeping principles, procedures and methods.

March 31, 2005

Trusov E.V.
Partner

General audit qualification certificate
№ K 019819 of 30.08.2001, minutes 96
Extended on 15.11.2004 for unlimited term

Chinnova I.E.
Audit executive head

General audit qualification certificate
№ K010442 of 26.01.2004, minutes 87
Unlimited validity term

REPORT
of the Auditing committee of OJSC "VolgaTelecom"
by the results of examination of the Company's financial and economic activity, the annual accounting statement of the Company, and the authenticity of the data contained in the Company's annual report and annual accounting statement for 2004.

April 21, 2005

Moscow city

On the basis of the Company's Charter, the Provision on the Auditing committee of Open Joint Stock Company "VolgaTelecom", the Auditing committee of OJSC "VolgaTelecom" composed of:

- K.V. Belyaev
- K.V. Frolov
- S.I. Alekhin
- S.V. Tikhonov
- E.P. Degtyareva

has effected the examination of annual accounting statement for 2004 in the following spheres:

- The authenticity of the data contained in the annual report and accounting statement for 2004;
- The procedure of bookkeeping and presentation of financial statements for 2004.

The Auditing committee had effected the audit check of the General directorate and Nizhny Novgorod branch of OJSC «VolgaTelecom" during the period from February 24 to march 4, 2005.

General information

Full name: Open Joint Stock Company "VolgaTelecom".
Legal address: 603000, Nizhny Novgorod city, M.Gorki square, Post House
Basic state registration number: 1025203014781.
The persons responsible for financial and economic activity of the Company for the examined period are:
General Director – Lyulin Vladimir Fedorovich;
Chief accountant - Popkov Nikolai Ivanovich.

The supreme management body of the Company is the General meeting of stockholders, and in periods between the meetings – the Board of directors, headed by the Chairman. The executive body of OJSC "VolgaTelecom" is the Management board headed by the General Director.

The Auditing committee established the following:

When carrying on financial and economic activity the Company is guided by the norms of Civil Code of Russian Federation, Tax Code of Russian Federation and other legislative acts of Russian Federation.

However, a number of transactions related to acquisition, assignment or possibility of assignment by the Company directly or indirectly of assets the cost of which is from 0,5 to 25 percent of the balance sheet assets of the Company did not pass through the procedure of approval by the Company's Board of directors. Also, a number of related party transactions, in cases stipulated by chapter XI of Federal law "On joint-stock companies", did not pass through the procedure of approval by the Company's Board of directors.

The audit check included examination on the sample basis of confirmations of numeric data and explanations, contained in the accounting statement.

Current ratio of OJSC "VolgaTelecom" for year 2004 reduced from 0,7 as of 01.01.04 to 0,5 as of 31.12.04 (requirement criterion is not less than 2), which is related to the growth of attracting short-term borrowings. The referenced current ratio is a significant criterion of the Company's non-solvency.

Performances description	*31.12.2003*	*31.12.2004*
Current ratio (requirement criterion is not less than 2)	*0,678*	*0,53*
Utilization factor by proprietary resources (requirement criterion is not less than 0,1)	*-0,474*	*-0,888*
Factor of recovery (loss) of solvency (requirement factor is more than 1)	*0,325*	*0,228*

As of 31.12.04 the utilization factor by proprietary resources of OJSC "VolgaTelecom" is equal to -0,8 (requirement criterion is not less than 0,1). As of 31.12.04 the level of owners' equity in the structure of the Company's property is 53%. The major portion in the property structure falls on non-current assets (86%).

Performances description	*31.12.2003*	*31.12.2004*

Profitability of sales, products, works and services	*28,54%*	*28,71%*
Profitability of core activity (cost efficiency)	*39,95%*	*40,26%*

The profitability of sales, characterizing the efficiency of conducting business, for the examined period of economic activity stabilized at the level of 28% and the profitability of core activity (cost efficiency) – 40%.

In 2004 OJSC "VolgaTelecom" slightly outstripped the Investment target for commissioned capital investments (by 9,2%) while being behind the schedule for equipment installation (3,4%), and considerable beating the target for construction-assembly work (29,4%).

OJSC "VolgaTelecom" has no strategic partners for communications network construction. When selecting switching equipment and transmission systems OJSC "VolgaTelecom" is guided by price solutions rather than system-network ones.

The accounting statement is prepared according to the requirements of Federal law of November 21, 1996 № 129-ФЗ "On bookkeeping" (as amended), the Provision on the bookkeeping and accounting statement, approved by Order of the Ministry of Finance of Russian Federation of July, 29 1998 № 34н (as amended), by order of the Ministry of Finance of Russian Federation of July 06, 1999 № 43н "On approval of provision on bookkeeping "Accounting statement of organizations" (PBU 4/99), Order of the Ministry of Finance of Russian Federation of July 22, 2003 № 67н "On accounting statement forms of organizations".

The infringements revealed by the Auditing committee do not affect the procedure of book-keeping and preparation of the accounting statement, and are not capable to influence considerably the authenticity of the accounting statement.

The accounting statement of OJSC "VolgaTelecom" allows to form full and objective information on financial and economic processes and results of its activity, necessary for operative management, and also for the use by investors, suppliers, buyers, creditors, tax, financial, banking bodies and other interested organizations and persons.

Conclusion

In the opinion of the Auditing committee's members by the results of the check of financial and economic activity of OJSC "VolgaTelecom" for 2004 and of the annual accounting statement of OJSC "VolgaTelecom" for 2004, the accounting statement of the Company is prepared in the way to assure authentic reflection of assets and liabilities of the Company as of 31.12.2004 and financial results of the Company's activity for 2004, on the basis of requirements of Federal law of November 21, 1996 № 129-ФЗ "On bookkeeping" and normative acts of the Ministry of Finance of Russian Federation (orders of July 29, 1998 № 34н (as amended), of July 06, 1999 № 43н, and of July 22, 2003 № 67н).

The chairman of the Auditing committee — K.V. Belyaev

Members of the Auditing committee: — K.V. Frolov

S.I. Alekhin

S.V. Tikhonov

E.P. Degtyareva

ACCOUNTING BALANCE SHEET

			CODES
		Form № 01 by OKUD	0710001
As of	December 31, 2004	Date (year, month, day)	2004.12.31
Organization	OJSC "VolgaTelecom"	by OKPO	01142788
Taxpayer Identification Number	5260901817	TIN	5260901817
Activity type	Electric communication	by OKVED	64.20
Business legal structure /ownership form	Open Joint Stock Company / private	by OKOPF/OKFS	47/16
Measure unit:	thousand rubles	by OKEI	384

Address: 603000, Nizhny Novgorod city, Maxim Gorky sq., Post House

The date of approval	
The date of dispatch (receipt)	29.03.2005.

ASSET	Explanations	Index code	Line code	As of the beginning of the report period	As of the end of the report period
1	1a	2	2a	3	4
I. NON-CURRENT ASSETS					
Intangible assets		110	110	56	32
Fixed assets	6.1	120	120	14,982,787	19,786,083
Capital investments	6.2	130	130	1,037,188	1,204,444
Income-bearing placements into tangible assets		135	135	104	1,177
Long-term financial investments	6.3	140	**140**	1,175,065	1,251,842
Including: Investments into associated companies			141	1,129,683	1,219,442
Investments into affiliates			142	22,164	21,860
Investments into other organizations			143	18,359	8,651
Other long-term financial investments			144	4,859	1,889
Deferred tax assets	6.4	145	145	51,335	301,197
Other non-current assets	6.5	150	150	788,890	1,687,359
Total for section I		190	**190**	18,035,425	24,232,134

ASSET	Explanations	Index code	Line code	As of the beginning of the report period	As of the end of the report period
1	1a	2	2a	3	4
II.CURRENT ASSETS					
Inventory		210	**210**	520,552	854,899
Including:					
raw materials, materials and other similar values	*6.6*	211	211	371,226	688,631
work in progress expenses (distribution costs)		213	213	1,913	81
finished commodity and goods for resale		214	214	40,567	36,326
goods shipped		215	215	226	24
deferred expenses		216	216	106,616	129,833
other inventory and expenses		217	217	4	4
VAT for acquired valuables		220	220	734,881	1,266,225
Accounts receivable (payments are expected in over 12 months after the report date)		230	**230**	39,835	24,904
Including:					
buyers and customers	*6.7*	231	231	4,346	3,308
advances paid out			232	10,862	3,313
other debtors			233	24,627	18,283
Accounts receivable (payments are expected within 12 months after the report date)		240	**240**	1,600,460	1,478,159
Including:					
buyers and customers	*6.8*	241	241	1,345,008	1,154,435
advances paid out			242	116,471	147,338
other debtors	6.9		243	138,981	176,386
Short-term financial investments	6.3	250	250	11,082	7,761
Monetary resources,		260	260	234,242	344,723
Other current assets		270	270	483	707
Total for section II		290	**290**	3,141,535	3,977,378
BALANCE (sum of lines 190+290)		300	**300**	21,176,960	28,209,512

LIABILITIES	Explanations	Index code	Line code	As of the beginning of the report period	As of the end of the report period
1	1a	2	2a	3	4
III. CAPITAL AND RESERVES					
Charter capital	**6.10**	410	410	1,639,765	1,639,765
Additional capital		420	420	4,088,227	3,980,430
Reserve capital		430	430	81,988	81,988
Treasury stock		411	440		
Undistributed profit (uncovered loss) of past years		470	460	7,172,537	6,833,997
Undistributed profit (uncovered loss) of the report year		470	470	X	2,056,268
Total for section III		490	**490**	12,982,517	14,592,448
IV. LONG-TERM LIABILITIES					
Credits and loans	**6.14**	510	**510**	2,107,680	3,734,001
Including:					
credits			511	1,012,450	2,631,000
loans			512	1,095,230	1,103,001
Deferred tax liabilities	6.15	515	515	386,185	580,691
Other long-term liabilities	6.16	520	520	900,408	1,408,186
Total for section IV		590	**590**	3,394,273	5,722,878
V. SHORT-TERM LIABILITIES					
Credits and loans	**6.14**	610	**610**	1,448,246	3,513,292
Including:					
credits			611	806,296	2,042,520
loans			612	641,950	1,470,772
Accounts payable,		620	**620**	3,100,976	3,921,305
Including:					
suppliers and contractors	*6.17*	621	621	1,595,763	2,584,322
advances received	6.17	625	622	339,042	340,540
wage arrears		622	623	164,485	65,279
debt to government extrabudgetary funds		623	624	79,192	42,952
tax debt		624	625	263,591	393,226
other creditors	6.17	625	626	658,903	494,986
Debt to participants (founders) for income payments		630	630	22,456	29,411
Deferred revenue	6.18	640	640	209,172	230,372
Reserves for deferred expenses		650	650	19,320	199,806
Other short-term liabilities		660	660		
Total for section V		690	**690**	4,800,170	7,894,186
BALANCE (sum of lines 490+590+690)		700	**700**	21,176,960	28,209,512

Reference on availability of valuables being accounted on off balance sheet accounts

Item description	Explanations	Index code	Line code	As of the beginning of the report period	As of the end of the report period
1	1a	2	2a	3	4
Rented fixed assets		910	901	326,203	301,591
Including under leasing		911	911	202,413	176,550
Inventory items received in custody		920	902	14,110	60,910
Commodities received for commission		930	903	818	3,945
Accounts receivable of insolvent debtors written-off as a loss		940	904	190,238	179,330
Cover funds for liabilities and payments received		950	905	4,642	3,976
Cover funds for liabilities and payments given		960	906	4,526,462	8,116,121
Housing facilities depreciation		970	907	29,568	21,065
Depreciation of land improvement objects and other similar objects		980	908	2,074	2,565
Payments for communication services			909	47,005	62,332

Reference on net assets cost

Item description	Explanations	Index code	Line code	As of the beginning of the report period	As of the end of the report period
1	1a	2	2a	3	4
Net assets			1000	13,191,689	14,822,820

CEO ____________ ______________ **Chief accountant**

(signature) (signator) (signature) (signator)

"___" ______________

1283 2(0)

PROFIT AND LOSS STATEMENT

			CODES
		Form № 02 by OKUD	0710002
For	year 2004	Date (year, month, day)	2004.12.31
Organization	OJSC "VolgaTelecom"	by OKPO	01142788
Taxpayer Identification Number	5260901817	TIN	5260901817
Activity type	Electric communication	by OKVED	64.20
Business legal structure /ownership form	Open Joint Stock Company / private	by OKOPF/OKFS	47/16
Measure unit:	thousand rubles	by OKEI	384

Item description	Explanations	Index code	Line code	For the report period	For similar period of the previous year
1	1a	2	2a	3	4
II. Profit and expenses of ordinary activities					
Revenue(net) from sales of goods, products, works, services (minus VAT, excise taxes and similar mandatory payments)	7.1	010	010	18,604,604	14,677,305
Including from sales: of telecommunication services			011	18,171,248	14,242,307
Prime cost of sold goods, products, works and services	7.2	020	020	(13,264,137)	(10,487,864)
Including: of telecom services			021	(12,921,832)	(10,136,128)
Profit (loss) from sales (lines 010 - 020)		050	**050**	5,340,467	4,189,441
II. OPERATING EARNINGS AND EXPENSES					
Interest receivable		060	060	9,485	11,644
Interest due		070	070	(564,420)	(283,719)
Income from participation in other organizations		080	080	43,594	30,910
Other operating earnings	7.3	090	090	477,748	187,204
Other operating expenses	7.3	100	100	(1,308,929)	(660,595)
III. NON-SALES EARNINGS AND EXPENSES					
Non-sales earnings	7.4	120	120	272,520	244,657
Non-sales expenses	7.4	130	130	(1,280,714)	(869,182)
Profit (loss) before tax (lines 050+060-070+080+090-100+120-130)		140	**140**	2,989,751	2,850,360
Income tax expenses (lines -151+/-152+/-153) including:	7.6		**150**	(933,280)	(849,885)
deferred tax liabilities		142	151	(194,506)	(150,230)
deferred tax assets		141	152	249,862	10,425
Current income tax		150	153	(988,636)	(710,080)
Profit (loss) of ordinary activity (lines 140-150)			**160**	2,056,471	2,000,475

Item description	Explanations	Index code	Line code	For the report period	For similar period of the previous year
1	1a	2	2a	3	4
IV. EXTRAORDINARY INCOME AND EXPENSES					
Extraordinary income	**7.5**		170	32	1,015
Extraordinary expenses	7.5		180	(235)	(234)
Net profit (undistributed profit (loss) of the report period) (lines 160+170-180)	**7.7**	190	**190**	2,056,268	2,001,256
BY REFERENCE					
Income tax contingent expenses /income			201	(717,491)	(684,086)
Recurrent tax liabilities		200	202	(267,911)	(218,600)
Recurrent tax assets		200	203	52,122	52,801

Item description	Explanations	Index code	Line code	For the report period	For similar period of the previous year
1	1a	2	2a	3	4
Basic earnings (loss) per share	**7.8**		301	0.00752	0.00735
Diluted earnings (loss) per share			302		

**** It is completed in annual accounting statement**

Breakdown of single profits and losses

Item description	Index code	Line code	For the report period		For similar period of the previous year	
			profit	loss	profit	loss
1	1a	2	3	4	5	6
Fines, penalties and forfeits which were acknowledged or to be collected according to an arbitrage or court judgment		401	24,807	(16,965)	21,446	(11,107)
Past years profit (loss)		402	86,067	(127,338)	37,498	(97,141)
Reimbursement of damages caused by default or inadequate fulfillment of obligations		403	8,554	(1,672)	48,910	(2,615)
Foreign exchange differences in foreign currency operations		404	26,629	(25,500)	49,631	(79,426)
Deductions to the assessed reserves		405	117,032	(933,370)	100,818	(315,530)
Debt amortization of payables and receivables		406	4,015	(7,114)	1,617	(5,818)

CEO ____________ ________________ **Chief accountant** __________ ______________

(signature) (signator) (signature) (signator)

" " ____________

CAPITAL CHANGES STATEMENT

			CODES
		Form № 03 by OKUD	0710003
for	year 2004	Date (year, month, day)	2004.12.31
Organization	OJSC "VolgaTelecom"	by OKPO	01142788
Taxpayer Identification Number	5260901817	TIN	5260901817
Activity type	Electric communication	by OKVED	64.20
Business legal structure /ownership form	Open Joint Stock Company / private	by OKOPF/OKFS	47/16
Measure unit:	thousand rubles	by OKEI	384

1. Change of capital

Item description	Index code	Line code	Charter capital	Additional capital	Reserve capital	Undistributed profit (uncovered loss)	Total
1	1a	2	3	4	5	6	7
Balance as of December 31, 2002		100	1,639,765	4,139,098	72,832	5,652,172	11,503,867
Year 2003							
Changes in accounting policy		101	X	X	X	(197,587)	(197,587)
Result of fixed assets objects revaluation		102	X		X		
Miscellaneous		103	X		X		
Balance as of January 1, 2003		104	1,639,765	4,139,098	72,832	5,454,585	11,306,280
Change of capital items:		200		(46,179)	9,156	1,717,284	1,680,261
Result of foreign currency translation		201	X		X	X	
Net profit (loss) of the report year		202	X	X	X	2,001,256	2,001,256
Dividends		203	X	X	X	(320,995)	(320,995)
Allocations to reserve funds		204	X	X	9,156	(9,156)	
Additional issue of shares at the cost of own resources		205			X		
Increment in face value of shares		206			X		
Change of capital at retirement of fixed assets objects		207	X	(46,179)	X	46,179	
Miscellaneous		208					
Increment in value of capital due to:		210				1,208	1,208
additional issue of shares at the cost of stockholders resources		211			X	X	
reorganization of legal entity		212					
Miscellaneous		213				1,208	1,208
Reduction of capital value due to:		220		(4,692)		(540)	(5,232)
reduction of the shares quantity		221		X	X		
reduction of the shares face value		222		X	X	X	
reorganization of legal entity		223					
Miscellaneous		224		(4,692)		(540)	(5,232)
Balance as of December 31, 2003		300	1,639,765	4,088,227	81,988	7,172,537	12,982,517
Year 2004							
Changes in accounting policy		301	X	X	X		
Result of fixed assets objects revaluation		302	X		X		
Miscellaneous		303	X		X		
Balance as of January 1, 2004	100	304	1,639,765	4,088,227	81,988	7,172,537	12,982,517
Change of capital items:		400		(91,042)		1,720,421	1,629,379
Result of foreign currency translation		401	X		X	X	
Net profit (loss) of the report year		402	X	X	X	2,056,268	2,056,268
Dividends		403	X	X	X	(426,889)	(426,889)
Allocations to reserve funds	110	404	X	X			
Additional issue of shares at the cost of own resources	121	405			X		

Item description	Index code	Line code	Charter capital	Additional capital	Reserve capital	Undistributed profit (uncovered loss)	Total
1	1a	2	3	4	5	6	7
Increment in face value of shares	122	406			X		
Change of capital at retirement of fixed assets objects		407	X	(91,042)	X	91,042	
Miscellaneous		408					
Increment in capital value due to:		**410**					
additional issue of shares at the cost of stockholders resources	121	411			X	X	
reorganization of legal entity	123	412					
Miscellaneous		413					
Reduction of capital value due to:		**420**		(16,755)		(2,693)	(19,448)
reduction of the shares quantity	132	421		X	X		
reduction of the shares face value	131	422		X	X	X	
reorganization of legal entity	133	423					
Miscellaneous		424		(16,755)		(2,693)	(19,448)
Balance as of December 31, 2004	**140**	**500**	1,639,765	3,980,430	81,988	8,890,265	14,592,448

2. Reserves

Item description	Index code	Line code	Balance as of the year beginning	Receipt	Spent /recovered	Balance as of the year end
1	1a	2	3	4	5	6
Reserves formed as per legislation: **Reserve fund** data of year 2003		601	72,832	9,156		81,988
data of year 2004		602	81,988			81,988
Reserves formed as per articles of association: **Corporalization fund of the Company's employees** data of year 2003		603				
data of year 2004		604				
Assessed reserves: **Reserves for doubtful debts** data of year 2003		605	266,033	315,008	(118,166)	462,875
data of year 2004		606	462,875	933,755	(139,314)	1,257,316
Reserves for depreciation of financial investments data of year 2003		607		522		522
data of year 2004		608	522	79		601
Reserve for reduction in value of tangible assets data of year 2003		609				
data of year 2004		610				
Reserves of costs to be incurred: data of year 2003		611	2,136	17,184		19,320
data of year 2004		612	19,320	280,424	(99,938)	199,806
Reserves for contingent liabilities: data of year 2003		613				
data of year 2004		614				

CEO ____________ ________________
(signature) (signator)

Chief accountant __________ ________________
(signature) (signator)

" " ____ ______________

CASH FLOW STATEMENT

			CODES
		Form № 04 by OKUD	0710004
for	year 2004	Date (year, month, day)	2004.12.31
Organization	OJSC "VolgaTelecom"	by OKPO	01142788
Taxpayer Identification Number	5260901817	TIN	5260901817
Activity type	Electric communication	by OKVED	64.20
Business legal structure /ownership form	Open Joint Stock Company / private	by OKOPF/OKFS	47/16
Measure unit:	thousand rubles	by OKEI	384

Item description	Index code	Line code	For the report year	For similar period of the previous year
1	1a	2	3	4
CASH BALANCE AS OF THE REPORT YEAR BEGINNING		010	234,241	145,197
OPERATING PERFORMANCE Cash inflow from operating performance		020	21,704,813	18,669,209
cash received from buyers, customers		021	19,525,368	16,112,542
other income		022	2,179,445	2,556,667
Cash allocated for:		030	(17,450,596)	(16,251,184)
payment of acquired goods, works, services, raw materials and other current assets	150	031	(5,080,027)	(5,707,866)
remuneration of labor	160	032	(4,393,464)	(3,260,401)
interest payment	170	033	(662,177)	(179,592)
taxes and dues settlements	180	034	(4,937,678)	(4,280,620)
other expenses		035	(2,377,250)	(2,822,705)
Net cash from operating performance		040	4,254,217	2,418,025
INVESTMENT ACTIVITY **Investment activities cash received**		050	532,708	81,700
receipts from sale of fixed assets objects and other non-currents assets	210	051	25,524	27,057
receipts from repayment and sale of securities, sale of equity participations, equity stakes and other financial investments	220	052	447,660	20,200
dividends received, income from equity participation	230	053	38,218	29,881
interest received	240	054	1,563	1,462
receipts from redemption of loans granted to other organizations	250	055	1,700	105
other income from investment activity		056	18,043	2,995

Item description	Index code	Line code	For the report year	For similar period of the previous year
1	1a	2	3	4
Cash allocated for:		**060**	(7,291,920)	(3,929,262)
acquisition and creation of fixed assets objects and other non-current assets	290	061	(6,944,987)	(2,927,032)
acquisition of shares, equity participation and equity stakes	280	062	(264,058)	(902,016)
acquisition of debt securities and other financial investments	300	063	(60,000)	(89,855)
granting loans to other organizations	310	064		(5,925)
other investment activity expenses		065	(22,875)	(4,434)
Net cash from investment activity	**340**	**070**	(6,759,212)	(3,847,562)
FINANCIAL ACTIVITY				
Financial activity cash received		**080**	6,970,728	3,763,374
borrowed loans and credits		081	6,767,632	3,696,737
other income from financing activity		082	203,096	66,637
Cash allocated for:		**090**	(4,355,251)	(2,244,792)
redemption of loans and credits (ex interest)		091	(3,292,243)	(1,543,077)
repayment of financial lease liabilities		092	(672,731)	(375,350)
dividends payment	170	093	(373,885)	(326,334)
other financial activity expenses		094	(16,392)	(31)
Net cash from financing activity		**100**	2,615,477	1,518,582
Net increase (reduction) of cash		**110**	110,482	89,045
CASH BALANCE AS OF THE REPORT PERIOD END		**120**	344,723	234,242
The value of impact of foreign currency rate change with respect to ruble		130		

CEO __________ ______________
(signature) (signator)

Chief accountant _______ ______________
(signature) (signator)

"___" ____________

1283-2(b)

ATTACHMENT TO ACCOUNTING BALANCE SHEET

			CODES
		Form № 05 by OKUD	0710005
as of	December 31, 2004	Date (year, month, day)	2004.12.31
Organization	OJSC "VolgaTelecom"	by OKPO	01142788
Taxpayer Identification Number	5260901817	TIN	5260901817
Activity type	Electric communication	by OKVED	64.20
Business legal structure/ownership form	Open Joint Stock Company / private	by OKOPF/OKFS	47/16
Measure unit:	thousand rubles	by OKEI	384

1. Intangible assets

Item description	Index code	Line code	As of the report year beginning	Receipts	Retired	As of the report year end
1	1a	2	3	4	5	6
Intellectual property objects (exclusive rights for intellectual property results)	010	**101**	135			135
including: patent holder right for invention, design invention, useful model	011	102				
possessor's rights on computer utility programs, data bases	012	103	106			106
owner's rights on trademark and service mark, appellation of origin of goods	014	104	29			29
other	015	105				
Miscellaneous	040	106				
Total		**110**	135			135

Item description	Index code	Line code	As of the report year beginning	As of the report period end
1	1a	2	3	4
Amortization of intangible assets - total	050	**120**	79	103
including: patent holder right for invention, design invention, useful model		121		
possessor's rights on computer utility programs, data bases		122	75	96
owner's rights on trademark and service mark, appellation of origin of goods		123	4	7
other		124		

2. Fixed assets

Item description	Index code	Line code	As of the report year beginning	Receipts	Retired	As of the report year end
1	1a	2	3	4	5	6
Buildings		201	3,272,464	323,075	(14,919)	3,580,620
Installations and transfer mechanisms		202	8,636,741	2,518,673	(96,450)	11,058,964
Machinery and equipment		203	12,821,415	3,470,411	(306,268)	15,985,558
Transport vehicles		204	390,329	63,181	(14,442)	439,068
Computing machinery and office appliances		205	822,807	452,763	(7,381)	1,268,189
Housing stock		206	90,464	5,153	(27,201)	68,416
Land plots and nature objects		207	2,712	3,500		6,212
Other types of fixed assets		208	208,116	94,596	(5,250)	297,462
Total		**210**	26,245,048	6,931,352	(471,911)	32,704,489

Item description	Index code	Line code	As of the report year beginning	As of the report year end
1	1a	2	3	4
Fixed assets amortization - total	140	**220**	11,262,261	12,918,406
including: buildings		221	755,817	800,339
installations and transfer mechanisms		222	4,238,358	4,516,859
Machinery and equipment		223	5,535,173	6,607,659
Transport vehicles		224	258,502	285,747
Computing machinery and office appliances		225	345,618	531,312
Other types of fixed assets		226	128,793	176,490

Item description	Index code	Line code	As of the report year beginning	As of the report year end
1	1a	2	3	4
Leased fixed assets from line 210 total		**230**	236,750	236,402
including: buildings		231	147,923	153,998
installations and transfer mechanisms		232	41,790	41,904
Machinery and equipment		233	45,815	39,023
Transport vehicles		234	742	1,133
Other types of fixed assets		235	480	344
Fixed assets put in dead storage from line 210		240	22,532	12,105

BY REFERENCE	Index code	Line code	As of the report year beginning	As of the report year end
1	1a	2	3	4
Result of reassessment of fixed assets :		**250**		X
of initial (replacement) cost	171	251		X
of amortization	172	252		X
Fixed assets objects took on lease - total		**260**	326,203	301,591
including: buildings		261	107,354	97,479
installations and transfer mechanisms		262	31,258	34,973
Machinery and equipment		263	167,913	122,335
Transport vehicles		264	363	363
Other types of fixed assets		265	19,315	46,441
Property objects being in operation and included into fixed assets prior to registration of right of ownership		270	3,634	403,085

3.. Income-bearing placements into tangible assets

Item description	Index code	Line code	As of the report year beginning	Receipts	Retired	As of the report year end
1	1a	2	3	4	5	6
Property for lease		301				
Property granted by hiring contract		302				
Other		303	104	1,205	(104)	1,205
Total		**310**	104	1,205	(104)	1,205

Item description	Index code	Line code	As of the report year beginning	As of the report year end
1	1a	2	3	4
Amortization of income-bearing placements into tangible assets		311		

28

4. Expenses for research-and-development activity and technological works

Kinds of activities description	Index code	Line code	As of the report year beginning	Receipts	Written off	As of the report year end
1	1a	2	3	4	5	6
Completed R&D, the results of which are used for production or managerial needs of the organization	310	400				

BY REFERENCE	Index code	Line code	As of the report year beginning	As of the report period end
1	1a	2	3	4
The amount of expenses for R&D and technological works in progress	320	401		

BY REFERENCE	Index code	Line code	For the report period	For the similar period of the previous year
1	1a	2	3	4
Sum of expenses classified as ordinary activities expenses		402		
The amount of expenses for R&D and technological works that did not produce positive results and classified as non-sale expenses		403		

5. Financial investments

Item description	Index code	Line code	Long-term		Short-term	
			As of the report year beginning	As of the report period end	As of the report year beginning	As of the report period end
1	1a	2	3	4	5	6
Contributions to charter (reserve) capitals of other organizations - total	510	501	1,170,206	1,249,953		
Including: associated and affiliated companies	511	502	1,151,847	1,241,302		
Government, municipal and outside organizations bonds	515	503				
Long drafts	520	504	1,889	1,889	2,769	
Loans granted	525	505			7,625	5,925
Deposits	530	506				
Other	535	507	2,970		688	1,836
Total	540	**510**	1,175,065	1,251,842	11,082	7,761
From the total amount the financial investments having fair market value: Contributions to charter (reserve) capitals of other organizations - total	550	511	383	803		
Including: associated and affiliated companies	551	512				
Government, municipal and outside organizations bonds	555	513				
Long drafts	560	514		1,889		
Other	565	515				
Total	570	**520**	383	2,692		
BY REFERENCE For financial investments having fair market value the change of cost as a result of valuation correction	580	521	380	420		

6. Ordinary activities expenses (element wise costs)

Item description	Index code	Line code	For the report year	For the previous year
1	1a	2	3	4
Material expenses	710	601	(4,018,018)	(3,119,439)
Wage costs	720	602	(4,472,235)	(3,433,068)
Benefits-related deductions	730	603	(1,455,349)	(1,155,543)
Amortization	740	604	(1,911,598)	(1,533,958)
Other expenses	750	605	(1,406,937)	(1,245,856)
Element wise costs total	760	**610**	(13,264,137)	(10,487,864)
Change of balances (increment [+], reduction [-]): of work in progress	765	621	(1,832)	457
of deferred expenses	766	622	23,218	65,601

7. Guarantee

Item description	Index code	Line code	As of the report year beginning	As of the report period end
1	1a	2	3	4
Guarantees received - total		**710**	4,642	3,976
Including: banks' guarantees		711		
guaranties of third parties		712	440	259
long drafts		713		
pledged property		**714**	4,202	3,717
including: fixed assets objects		715	4,202	3,717
securities and other financial investments		716		
other property		717		
miscellaneous		718		
Guarantee granted - total		**720**	4,526,462	8,116,121
including: guaranties of third parties		721	1,237,455	1,393,526
long drafts		722	438,345	1,141,868
pledged property		**723**	2,850,662	5,580,727
including: fixed assets objects		724	2,850,662	5,580,727
securities and other financial investments		725		
other property		726		
miscellaneous		727		

8. Government assistance

Item description	Index code	Line code	For the report year	For similar period of the previous year
1	1a	2	3	4
Budgeting funds received in the fiscal year - total	910	**810**	6,001	24,317
including: Funds on capital expense		811	6,000	8,100
Funds on current expenses		812	1	16,217

Item description	Index code	Line code	As of the report year beginning	Received for the report period	Returned for the report period	As of the report period end
1	1a	2	3	4	5	6
Budgetary credits - total	920	**820**	15,956	15,960	(5,320)	26,596
Funds on capital expense		821	15,956	15,960	(5,320)	26,596
Funds on current expenses		822				

CEO ______________ ______________
(signature) (signator)

Chief accountant ________ ______________
(signature) (signator)

"___" ______________